Key metrics
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	(700)	859	1,045	–	–	159	2,348	(93)
of which from continuing operations	(691)	844	1,054	–	–	153	2,351	(93)
Basic earnings/(loss) per share from continuing operations (CHF)	(0.45)	0.47	0.55	–	–	0.05	1.31	(96)
Diluted earnings/(loss) per share from continuing operations (CHF)	(0.45)	0.47	0.53	–	–	0.05	1.28	(96)
Return on equity attributable to shareholders (%)	(6.7)	8.0	10.1	–	–	0.8	12.0	–
Effective tax rate (%)	(88.7)	31.2	28.7	–	–	60.8	27.6	–
Core Results (CHF million, except where indicated)
Net revenues	6,433	6,469	6,830	(1)	(6)	12,902	13,848	(7)
Provision for credit losses	18	34	51	(47)	(65)	52	73	(29)
Total operating expenses	6,785	5,035	5,239	35	30	11,820	10,430	13
Income/(loss) from continuing operations before taxes	(370)	1,400	1,540	–	–	1,030	3,345	(69)
Cost/income ratio (%)	105.5	77.8	76.7	–	–	91.6	75.3	–
Pre-tax income margin (%)	(5.8)	21.6	22.5	–	–	8.0	24.2	–
Strategic results (CHF million, except where indicated)
Net revenues	6,324	6,553	6,795	(3)	(7)	12,877	13,813	(7)
Income from continuing operations before taxes	1,767	1,940	2,087	(9)	(15)	3,707	4,294	(14)
Cost/income ratio (%)	71.7	70.1	68.9	–	–	70.9	68.6	–
Return on equity – strategic results (%)	12.9	13.9	15.0	–	–	13.4	16.7	–
Non-strategic results (CHF million)
Net revenues	109	(84)	35	–	211	25	35	(29)
Loss from continuing operations before taxes	(2,137)	(540)	(547)	296	291	(2,677)	(949)	182
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,319.6	1,281.1	1,245.4	3.0	6.0	1,319.6	1,245.4	6.0
Net new assets from continuing operations	10.7	14.7	8.7	(27.2)	23.0	25.4	23.1	10.0
Balance sheet statistics (CHF million)
Total assets	891,580	878,090	919,903	2	(3)	891,580	919,903	(3)
Net loans	254,532	250,659	246,186	2	3	254,532	246,186	3
Total shareholders' equity	40,944	43,230	42,402	(5)	(3)	40,944	42,402	(3)
Tangible shareholders' equity	32,716	35,046	33,611	(7)	(3)	32,716	33,611	(3)
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	285,421	285,996	–	0	–	285,421	–	–
CET1 ratio (%)	13.8	14.3	–	–	–	13.8	–	–
Look-through CET1 ratio (%)	9.5	10.0	–	–	–	9.5	–	–
Swiss leverage ratio (%)	4.8	4.8	–	–	–	4.8	–	–
Look-through Swiss leverage ratio (%)	3.7	3.7	–	–	–	3.7	–	–
Share information
Shares outstanding (million)	1,600.0	1,587.2	1,592.0	1	1	1,600.0	1,592.0	1
of which common shares issued	1,607.2	1,596.1	1,594.3	1	1	1,607.2	1,594.3	1
of which treasury shares	(7.2)	(8.9)	(2.3)	(19)	213	(7.2)	(2.3)	213
Book value per share (CHF)	25.59	27.24	26.63	(6)	(4)	25.59	26.63	(4)
Tangible book value per share (CHF)	20.45	22.08	21.11	(7)	(3)	20.45	21.11	(3)
Market capitalization (CHF million)	40,758	45,633	39,937	(11)	2	40,758	39,937	2
Number of employees (full-time equivalents)
Number of employees	45,100	45,600	46,300	(1)	(3)	45,100	46,300	(3)
See relevant tables for additional information on these metrics.

Urs Rohner, Chairman of the Board of Directors (left) and Brady W. Dougan, Chief Executive Officer.

Dear shareholders
The second quarter of 2014 was a period of substantial progress for Credit Suisse. In addition to resolving our most significant and longstanding legacy litigation issue, we saw continued strong momentum with clients and made progress in winding down our non-strategic portfolio. We maintained a resilient capital base and leverage ratio despite the impact of the settlement of the US cross-border matter. And we remain on track to reach our cost reduction targets.
Our reported results for both the second quarter and the first half of 2014 were impacted by the final settlement regarding all outstanding US cross-border matters. Driven by the previously announced CHF 1.6 billion litigation settlement charge, we reported a net loss attributable to shareholders of CHF 700 million for the quarter and net income of CHF 159 million for the first half of 2014.
As many of you are aware, we introduced the concept of “strategic results” last year to reflect management responsibilities following the set-up of non-strategic units. This reporting structure also serves to give you a more accurate picture of the performance of our key businesses, excluding the impact of businesses we have chosen to exit and other non-strategic positions and items. The results of these non-strategic units are disclosed each quarter as our “non-strategic results”. We think it is helpful for our investors to know how our business performs when excluding the drag from the non-strategic units.
In the second quarter, our strategic businesses reported net income of CHF 1,282 million and a return on equity of 13%. These solid strategic results demonstrate the resilience of our business model, despite subdued client trading activity in certain areas which impacted both Private Banking & Wealth Management and Investment Banking.

Progress in our two divisions
In Private Banking & Wealth Management, reported results were substantially impacted by the settlement litigation charge. Our strategic businesses in Private Banking & Wealth Management generated pre-tax income of CHF 882 million and a continued high return on capital of 28%.
We further improved the efficiency of our strategic businesses with operating expenses down 8% compared to last year’s second quarter. These lower expenses helped us to mitigate the impact on our margins of higher levels of assets under management, a change in client mix, subdued transaction activity and the continued low interest rate environment. We were able to sustain our net margin in Wealth Management Clients at 28 basis points, while our gross margin decreased by 5 basis points during the second quarter to 99 basis points.
We saw strong net new assets of CHF 11.8 billion in the quarter from our strategic businesses, driven by growth in Asia Pacific and Switzerland. We achieved an annualized net new asset growth rate of 4% in our strategic businesses, despite CHF 2.9 billion of outflows from our Western European cross-border business. Including the non-strategic portion, these outflows totaled CHF 4.1 billion. The outflows were driven by our proactive measures to regularize our asset base in Western Europe. We consider this regularization process to be necessary in the context of the secular transformation of the global cross-border banking industry. We also made further progress with our lending initiatives for ultra-high-net-worth clients during the second quarter, particularly in Asia Pacific.
In Investment Banking, we delivered solid results in the second quarter, reflecting strong origination activity, continued momentum in our yield franchises and improved capital efficiency. We generated pre-tax income of CHF 1,034 million for our strategic businesses and a return on capital of 18%, demonstrating the stability of our strategic franchise. The strong results of our underwriting businesses and fixed income yield franchises were partly offset by less favorable trading conditions in equities and continued weakness in global macro products.
We have further increased the capital efficiency of Investment Banking since last quarter and expect the restructuring of the macro business to drive further capital, leverage and expense reductions. As part of this restructuring, we are announcing our exit from the commodities trading business in order to reallocate resources to more profitable businesses.

Progress in executing strategy to support cash returns to shareholders
In the first half of the year, we continued to optimize resource allocation in order to grow our high-returning businesses, particularly in Private Banking & Wealth Management. At the same time, we made progress in winding down positions in our non-strategic units and in resolving legacy litigation matters.
We are ahead of schedule in winding down positions and losses in our non-strategic units. We have reduced risk-weighted assets by USD 6 billion and our leverage exposure by USD 3 billion in the Investment Banking non-strategic unit during the quarter.
The settlement of all outstanding US cross-border matters, along with the Federal Housing Finance Agency (FHFA) settlement in March, brought to a close the most significant outstanding litigation matters for Credit Suisse. We want to reiterate that we deeply regret the past misconduct that led to the settlement with the US authorities and that we take full responsibility for it. The continued trust and support of our clients helped us to mitigate the impact of these settlements on our businesses. We would like to thank all of our employees for their contribution as we worked to resolve these issues and for their continuous outreach to clients. It is because of their professionalism that our clients continue to regard Credit Suisse as their partner.
We are executing the capital measures we announced in May, which are expected to fully mitigate the impact of the US cross-border settlement on our capital position. As of the end of the second quarter, our look-through CET1 ratio stood at 9.5%, compared to 9.3% at the end of the first quarter, had the settlement charge been applied at that time. We remain on track to improve our Look-through CET1 ratio to above 10% by the end of this year. This includes the continued accrual of cash dividends for 2014. Once we reach 10% and as we continue to accrete capital toward our 11% long-term target, we intend to return approximately half our earnings to shareholders through annual distributions.

We would like to thank you, our shareholders and clients, for the trust you have placed in Credit Suisse.

Sincerely

Urs Rohner                        Brady W. Dougan

July 2014

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. The related disclosures are in accordance with the current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.

Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included herein are based on the current FINMA framework. The Swiss leverage ratio is calculated as Swiss total eligible capital, divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures, which consist of guarantees and commitments, and regulatory adjustments, which include cash collateral netting reversals and derivative add-ons.

All expense reduction metrics against 6M11 annualized total expenses are measured at constant foreign exchange rates and exclude realignment and other significant expense items and variable compensation expenses. For further information regarding these measures, see the 2Q14 Results Presentation Slides.

Refer to “Results overview” in II – Operating and financial review – Core Results in our Annual Report 2013 for further information on Core Results.

Financial Report 2Q14

Financial Report 2Q14
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations are explained in the List of abbreviations in the back of this report.

Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients, to ultra-high-net-worth and high-net worth individuals worldwide, as well as affluent and retail clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 45,100 employees from approximately 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.

Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Our Wealth Management Clients business serves ultra-high-net-worth and high-net-worth individuals around the globe, as well as affluent and retail clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management

Operating environment
Global economic activity improved in 2Q14. Major equity markets increased during the quarter and volatility decreased to low levels. Long-dated government benchmark bond yields decreased. The performance of the US dollar against most major currencies was mixed in 2Q14.

Economic environment
Economic developments in 2Q14 were mainly characterized by the recovery in the US and China following signs of softening at the beginning of the year. Leading indicators in the US improved continuously throughout the quarter, signaling that gross domestic product (GDP) growth was likely to show a rebound as well. Labor and housing market data also indicated that the economy’s underlying growth trend was robust. Inflation rates rose slightly, but nominal wage growth remained below the long-term average. Despite a significant slowdown in Chinese private real estate investment, the economy appears to have stabilized due to targeted stimulus measures taken by the government. Japan's economy showed a significant deceleration in retail sales and industrial production following a consumption tax increase in April, but subsequent data releases indicated that a recovery was already under way towards the end of 2Q14 and that the economy was returning to a growth path. Eurozone data remained in line with a very gradual recovery, although a renewed decline in French business sentiment emerged.
The European Central Bank (ECB) announced a range of new policy initiatives in June, including cuts in policy rates and new liquidity measures for banks. The ECB signaled that the policy rates would most likely remain unchanged until the end of 2016. At its meeting in June, the US Federal Reserve (Fed) reduced its monthly asset purchases to USD 35 billion effective as of July 2014. The Bank of England (BoE) indicated that a first policy rate increase as early as 4Q14 was possible. Among emerging markets, central banks in Turkey and Mexico lowered their policy rates.
Major equity markets increased in 2Q14 amid improved economic momentum and higher risk appetite. Among developed markets, Japan rebounded after a decrease in the previous quarter, driven by fund flows, stable leading indicators (after the consumption tax increase) and reform expectations. The US equity market increase was mainly due to a quarter on quarter (QoQ) improvement in macroeconomic data. Emerging markets outperformed developed markets, benefiting from macro data stabilization in China and reform expectations in certain countries, including India. The energy sector led the quarter due to the surge in oil prices, reflecting geopolitical tensions in Iraq. Equity markets overall traded with lower volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), for most of the quarter. Furthermore, risk appetite, as measured by the Credit Suisse equity risk appetite index, increased through the quarter. The Credit Suisse Hedge Fund Index increased 1.9% in 2Q14.

Growth concerns and continued indications from most major central banks to maintain low policy rates helped major government bonds to post a positive performance in 2Q14, especially for long-dated maturities. While the approaching potential policy rate rise by the BoE led to an increase in short-dated UK Gilt yields, 2-year yields remained broadly stable in the US and decreased in the eurozone, with the ECB engaging in further easing measures (refer to the charts “Yield curves”). Credit markets posted a solid performance in 2Q14. After a mixed performance in 1Q14, emerging market hard currency bonds were one of the best performing fixed income asset classes, benefiting from lower US Treasury yields and a significant spread tightening (refer to the chart “Credit spreads”).
The performance of the US dollar against most major currencies was mixed in 2Q14. The euro depreciated against the US dollar in May as the ECB announced its easing measures. However, the US dollar pared some of its gains in June on a further downward growth revision of 1Q14 GDP and a cautious economic outlook from the Fed. The British pound appreciated as the BoE indicated that it may increase interest rates as economic improvement continues. The Japanese yen strengthened slightly against the US dollar as the Japanese economy weathered the impact of the consumption tax increase in April fairly well.
Following firm gains in 1Q14, broad-based commodity indices rose further in 2Q14. Energy markets emerged as major return contributors while the agriculture segment retraced 1Q14 gains, as weather-related supply concerns proved less severe than feared. Intensified geopolitical turmoil in the Middle East drove oil prices higher. Low yields and elevated geopolitical concerns helped gold increase slightly.

Market volumes (growth in %)
	Global		Europe
end of 2Q14	QoQ	YoY	QoQ	YoY
Equity trading volume [1]	(6)	7	(4)	13
Announced mergers and acquisitions [2]	54	72	68	67
Completed mergers and acquisitions [2]	(23)	(19)	8	(37)
Equity underwriting [2]	42	45	98	131
Debt underwriting [2]	19	18	23	42
Syndicated lending – investment grade [2]	46	34	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ.
2 Dealogic.

Sector environment
Banks underperformed the market in 2Q14 with a strong relative selloff towards the end of the quarter. European bank stocks fell 2.7% in 2Q14, underperforming the MSCI World Index by 6.4% (refer to the charts ‘Equity Markets’). North American bank stocks increased slightly.
In private banking, clients maintained a cautious investment stance, with cash deposits remaining high despite further falling interest rates. The low interest rate environment continued to adversely impact earnings.
The Swiss National Bank (SNB) reiterated concerns about the build-up of imbalances in mortgage and real estate markets in Switzerland. The Swiss Bankers Association announced further self-regulatory measures, including faster amortization requirements for mortgages, and the government announced its intention to review policies allowing for pension system withdrawals for the funding of real estate. Overall the wealth management sector continued to adapt to further industry-specific regulatory changes.
For investment banking, global equity trading volumes decreased compared to 1Q14 but increased compared to 2Q13. Global announced mergers and acquisitions (M&A) volumes increased significantly compared to 1Q14 and 2Q13. Global completed M&A volumes decreased significantly compared to both 1Q14 and 2Q13. Global equity underwriting volumes were significantly higher compared to 1Q14 and 2Q13, mainly driven by Europe. Global debt underwriting volumes increased compared to both 1Q14 and 2Q13. US fixed income volumes were stable compared to 1Q14. Compared to 2Q13, US fixed income volumes decreased with particularly weaker mortgage-backed volumes, and with lower treasuries, corporates and federal agency volumes.

Credit Suisse
In 2Q14, we recorded a net loss attributable to shareholders of CHF 700 million. Diluted earnings per share from continuing operations were CHF (0.45) and return on equity attributable to shareholders was (6.7)%.
As of the end of 2Q14, our Basel III CET1 ratio was 13.8% and 9.5% on a look-through basis. Our risk-weighted assets were stable at CHF 285.4 billion compared to 1Q14.

Results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	6,463	6,829	6,952	(5)	(7)	13,292	14,041	(5)
Provision for credit losses	18	34	51	(47)	(65)	52	73	(29)
Compensation and benefits	2,973	2,993	2,926	(1)	2	5,966	5,917	1
General and administrative expenses	3,441	1,690	1,873	104	84	5,131	3,605	42
Commission expenses	377	369	457	2	(18)	746	927	(20)
Total other operating expenses	3,818	2,059	2,330	85	64	5,877	4,532	30
Total operating expenses	6,791	5,052	5,256	34	29	11,843	10,449	13
Income/(loss) from continuing operations before taxes	(346)	1,743	1,645	–	–	1,397	3,519	(60)
Income tax expense	307	543	472	(43)	(35)	850	971	(12)
Income/(loss) from continuing operations	(653)	1,200	1,173	–	–	547	2,548	(79)
Income/(loss) from discontinued operations	(9)	15	(9)	–	0	6	(3)	–
Net income/(loss)	(662)	1,215	1,164	–	–	553	2,545	(78)
Net income attributable to noncontrolling interests	38	356	119	(89)	(68)	394	197	100
Net income/(loss) attributable to shareholders	(700)	859	1,045	–	–	159	2,348	(93)
of which from continuing operations	(691)	844	1,054	–	–	153	2,351	(93)
of which from discontinued operations	(9)	15	(9)	–	0	6	(3)	–
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(0.45)	0.47	0.55	–	–	0.05	1.31	(96)
Basic earnings/(loss) per share	(0.46)	0.48	0.54	–	–	0.05	1.31	(96)
Diluted earnings/(loss) per share from continuing operations	(0.45)	0.47	0.53	–	–	0.05	1.28	(96)
Diluted earnings/(loss) per share	(0.46)	0.48	0.52	–	–	0.05	1.28	(96)
Return on equity (%, annualized)
Return on equity attributable to shareholders	(6.7)	8.0	10.1	–	–	0.8	12.0	–
Return on tangible equity attributable to shareholders [1]	(8.3)	10.0	12.8	–	–	0.9	15.5	–
Number of employees (full-time equivalents)
Number of employees	45,100	45,600	46,300	(1)	(3)	45,100	46,300	(3)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13
Statements of operations (CHF million)
Net revenues	6,433	6,469	6,830	30	360	122	6,463	6,829	6,952
Provision for credit losses	18	34	51	0	0	0	18	34	51
Compensation and benefits	2,969	2,977	2,914	4	16	12	2,973	2,993	2,926
General and administrative expenses	3,439	1,689	1,868	2	1	5	3,441	1,690	1,873
Commission expenses	377	369	457	0	0	0	377	369	457
Total other operating expenses	3,816	2,058	2,325	2	1	5	3,818	2,059	2,330
Total operating expenses	6,785	5,035	5,239	6	17	17	6,791	5,052	5,256
Income/(loss) from continuing operations before taxes	(370)	1,400	1,540	24	343	105	(346)	1,743	1,645
Income tax expense	307	543	472	0	0	0	307	543	472
Income/(loss) from continuing operations	(677)	857	1,068	24	343	105	(653)	1,200	1,173
Income/(loss) from discontinued operations	(9)	15	(9)	0	0	0	(9)	15	(9)
Net income/(loss)	(686)	872	1,059	24	343	105	(662)	1,215	1,164
Net income attributable to noncontrolling interests	14	13	14	24	343	105	38	356	119
Net income/(loss) attributable to shareholders	(700)	859	1,045	–	–	–	(700)	859	1,045
of which from continuing operations	(691)	844	1,054	–	–	–	(691)	844	1,054
of which from discontinued operations	(9)	15	(9)	–	–	–	(9)	15	(9)
Statement of operations metrics (%)
Cost/income ratio	105.5	77.8	76.7	–	–	–	105.1	74.0	75.6
Pre-tax income margin	(5.8)	21.6	22.5	–	–	–	(5.4)	25.5	23.7
Effective tax rate	(83.0)	38.8	30.6	–	–	–	(88.7)	31.2	28.7
Net income margin [1]	(10.9)	13.3	15.3	–	–	–	(10.8)	12.6	15.0
1 Based on amounts attributable to shareholders.

Information and developments
Format of presentation
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, the Basel Committee on Banking Supervision (BCBS) Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report.
References to Swiss leverage exposure refer to the aggregate of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and derivative add-ons.
> Refer to “Swiss leverage ratio” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Swiss capital metrics for further information.

Beginning in 2Q14, the majority of the balance sheet usage related to a portfolio of high-quality liquid assets previously recorded in the Corporate Center has been allocated to the business divisions. Prior periods have been restated for the related impact on assets and Swiss leverage exposures.
> Refer to “Liquidity risk management framework” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management for further information.

Discontinued operations
The Private Banking & Wealth Management division completed the sale of our Customized Fund Investment Group (CFIG) business in January 2014, and in 4Q13 announced the sale of our domestic private banking business booked in Germany to ABN AMRO, which is expected to close in the course of 2014. These transactions qualify for discontinued operations treatment under US generally accepted accounting principles (US GAAP), and revenues and expenses of these businesses and the relevant gains on disposal are classified as discontinued operations in the Group’s consolidated statements of operations. In the Private Banking & Wealth Management segment, the gains and expenses related to the business disposals are included in the segment’s non-strategic results. The reclassification of the revenues and expenses from the segment results to discontinued operations for reporting at the Group level is effected through the Corporate Center.

Credit Suisse results include revenues and expenses from the consolidation of certain private equity funds and other entities in which we have noncontrolling interests without significant economic interest (SEI) in such revenues and expenses. Core Results include the results of our two segments and the Corporate Center and discontinued operations, but do not include noncontrolling interests without SEI.

Board of Directors changes
At our Annual General Meeting (AGM) in May 2014, shareholders elected Severin Schwan and Sebastian Thrun as new members of the Board of Directors. Walter B. Kielholz and Peter Brabeck-Letmathe, having reached the internal term limits, retired from the Board of the Directors at the AGM 2014. The Chairman Urs Rohner and the other existing members of the Board of Directors proposed for re-election were all elected for a further term of one year.

Capital distribution
At our AGM in May 2014, shareholders approved a distribution in cash against reserves from capital contributions of CHF 0.70 per registered share.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.

Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 2Q14, 45% and 30% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Private Banking & Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 0.4 billion during 2Q14, primarily due to a decrease in loans held-for-sale and loans. The decrease in loans held-for-sale primarily reflected net settlements and transfers out of level 3 loans held-for-sale, partially offset by realized and unrealized gains. The decrease in loans primarily reflected net sales.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 30.2 billion, compared to CHF 30.0 billion as of the end of 1Q14. As of the end of 2Q14, these assets comprised 3% of total assets and 8% of total assets measured at fair value, both adjusted on the same basis, compared to 4% and 8%, respectively, as of the end of 1Q14.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On 30 April 2014, the Swiss Federal Council approved an encompassing revision of the Swiss Federal Ordinance on Banks and Savings Banks (Banking Ordinance). The revision includes the implementation of the new Swiss accounting legislation of the Swiss Code of Obligations, in force since January 1, 2013, for Swiss banks as well as new regulations regarding unclaimed assets. The revision will enter into force on January 1, 2015, but certain regulations, such as the individual valuation of participations, are subject to transitional provisions until full implementation on January 1, 2020. On June 6, 2014, the Swiss Financial Market Supervisory Authority FINMA (FINMA) published Circular 2015/1 “Accounting – Banks” which, in conjunction with the revised Banking Ordinance, contains the new accounting guidelines and reporting duties for Swiss financial groups and conglomerates, banks and securities dealers, including us. Circular 2015/1 will enter into effect on January 1, 2015.
On May 6, 2014, Switzerland, along with other 46 countries and the European Union, endorsed the Declaration on Automatic Exchange of Information in Tax Matters at the Ministerial Council Meeting of the Organization for Economic Co-operation and Development (OECD). The Declaration commits countries to implement a new single global standard on automatic exchange of information. The standard, which was developed at the OECD and endorsed by G20 finance ministers in February 2014, obliges countries and jurisdictions to obtain all financial information from their financial institutions and exchange that information automatically with other jurisdictions on an annual basis. As a consequence of Switzerland’s endorsement, on May 21, 2014, the Swiss Federal Council proposed negotiation mandates to introduce the new global standard with partner states, including switching to Model 1 under the Foreign Account Tax Compliance Act (FATCA), which would provide for the automatic exchange of information with the US tax authority. It is expected that the negotiation mandates be approved by the Swiss Federal Council during the second half of 2014. The results of the negotiations and the proposed legislation would then need to be submitted to the Swiss Parliament.
On June 2, 2014, the agreement on cooperation to simplify the implementation of FATCA between Switzerland and the US entered into force. The corresponding implementing act entered into force on June 30, 2014. FATCA implementation in Switzerland is based on Model 2, which means that Swiss financial institutions disclose account details directly to the US tax authority with the consent of the US clients concerned, and that the US has to request data on recalcitrant clients through normal administrative assistance channels. The agreement is expected to reduce the administrative burden for Swiss financial institutions associated with the implementation of FATCA. FATCA requirements entered into force on July 1, 2014.
On June 4, 2014, the US Commodity Futures Trading Commission (CFTC) issued a no-action letter that extends from September 15, 2014 until December 31, 2014 the expiration date for relief from a staff advisory stating that CFTC “transaction-level” requirements, such as mandatory clearing, mandatory exchange trading, real-time public reporting and external business conduct, apply to a swap between a non-US swap dealer, such as Credit Suisse International (CSI) or Credit Suisse Securities Europe Limited (CSSEL), and another non- US person if the swap is arranged, negotiated or executed by US personnel or agents of the non-US swap dealer.
On June 23, 2014, the Swiss Federal Council decided that the amendments to the Tax Administrative Assistance Act approved by the Swiss Parliament in March 2014 shall enter into force on August 1, 2014. The purpose of the amendments is to comply with international standards, and they relate to the deferred notification of parties concerned and the establishment of a special procedure for informing parties affected by a group request.
On June 25, 2014, the US Securities and Exchange Commission (SEC) adopted final rules addressing the cross-border application of the Dodd-Frank Act’s “security-based swap dealer” and “major security-based swap participant” definitions. While the rules do not impose any affirmative compliance requirements, they include the “US person” definition and certain other key elements of the SEC’s framework for when the Dodd-Frank Act’s security-based swap reforms apply to non-US dealers, such as Credit Suisse. In many respects, the SEC’s rules are similar to parallel guidance issued by the CFTC in July 2013. However, the SEC did not address the treatment of swaps between a non-US dealer and non-US counterparty that involve US personnel, an issue of particular importance to Credit Suisse. As a result, the overall impact of the SEC’s security-based swap reforms on Credit Suisse continues to depend on future SEC rulemakings. In addition, based on statements by SEC officials in connection with the adoption of these rules, we now expect the SEC’s implementation of the derivatives provisions of the Dodd-Frank Act to continue throughout 2014 and into 2015.
On June 27, 2014, the Swiss Federal Council published the draft Federal Financial Services Act (FFSA) and draft Financial Institutions Act (FinIA) for consultation. The FFSA governs the prerequisites for providing financial services, including the resolution of disputes related thereto, and for offering financial instruments. The draft FinIA provides for a differentiated supervisory regime for financial institutions. The consultation period runs until October 17, 2014.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2013 for further information
> Refer to “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management and “Liquidity and funding management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.

Core Results
In 2Q14, we recorded a net loss attributable to shareholders of CHF 700 million. Net revenues were CHF 6,433 million and total operating expenses were CHF 6,785 million.
In our strategic businesses, we reported income from continuing operations before taxes of CHF 1,767 million and in our non-strategic businesses we reported a loss from continuing operations before taxes of CHF 2,137 million in 2Q14.

Core Results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net interest income	2,590	2,183	2,638	19	(2)	4,773	4,439	8
Commissions and fees	3,311	3,276	3,544	1	(7)	6,587	6,798	(3)
Trading revenues	186	630	383	(70)	(51)	816	2,190	(63)
Other revenues	346	380	265	(9)	31	726	421	72
Net revenues	6,433	6,469	6,830	(1)	(6)	12,902	13,848	(7)
of which strategic results	6,324	6,553	6,795	(3)	(7)	12,877	13,813	(7)
of which non-strategic results	109	(84)	35	–	211	25	35	(29)
Provision for credit losses	18	34	51	(47)	(65)	52	73	(29)
Compensation and benefits	2,969	2,977	2,914	0	2	5,946	5,904	1
General and administrative expenses	3,439	1,689	1,868	104	84	5,128	3,599	42
Commission expenses	377	369	457	2	(18)	746	927	(20)
Total other operating expenses	3,816	2,058	2,325	85	64	5,874	4,526	30
Total operating expenses	6,785	5,035	5,239	35	30	11,820	10,430	13
of which strategic results	4,532	4,595	4,685	(1)	(3)	9,127	9,480	(4)
of which non-strategic results	2,253	440	554	412	307	2,693	950	183
Income/(loss) from continuing operations before taxes	(370)	1,400	1,540	–	–	1,030	3,345	(69)
of which strategic results	1,767	1,940	2,087	(9)	(15)	3,707	4,294	(14)
of which non-strategic results	(2,137)	(540)	(547)	296	291	(2,677)	(949)	182
Income tax expense	307	543	472	(43)	(35)	850	971	(12)
Income/(loss) from continuing operations	(677)	857	1,068	–	–	180	2,374	(92)
Income/(loss) from discontinued operations	(9)	15	(9)	–	0	6	(3)	–
Net income/(loss)	(686)	872	1,059	–	–	186	2,371	(92)
Net income attributable to noncontrolling interests	14	13	14	8	0	27	23	17
Net income/(loss) attributable to shareholders	(700)	859	1,045	–	–	159	2,348	(93)
of which strategic results	1,282	1,398	1,455	(8)	(12)	2,680	3,034	(12)
of which non-strategic results	(1,982)	(539)	(410)	268	383	(2,521)	(686)	267
Statement of operations metrics (%)
Return on capital [1]	–	14.4	14.6	–	–	5.3	16.5	–
Cost/income ratio	105.5	77.8	76.7	–	–	91.6	75.3	–
Pre-tax income margin	(5.8)	21.6	22.5	–	–	8.0	24.2	–
Effective tax rate	(83.0)	38.8	30.6	–	–	82.5	29.0	–
Net income margin [2]	(10.9)	13.3	15.3	–	–	1.2	17.0	–
Return on equity (%, annualized)
Return on equity – strategic results	12.9	13.9	15.0	–	–	13.4	16.7	–
Number of employees (full-time equivalents)
Number of employees	45,100	45,600	46,300	(1)	(3)	45,100	46,300	(3)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 27% in 6M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Based on amounts attributable to shareholders.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13
Statements of operations (CHF million)
Net revenues	6,324	6,553	6,795	109	(84)	35	6,433	6,469	6,830
Provision for credit losses	25	18	23	(7)	16	28	18	34	51
Compensation and benefits	2,730	2,797	2,729	239	180	185	2,969	2,977	2,914
Total other operating expenses	1,802	1,798	1,956	2,014	260	369	3,816	2,058	2,325
Total operating expenses	4,532	4,595	4,685	2,253	440	554	6,785	5,035	5,239
Income/(loss) from continuing operations before taxes	1,767	1,940	2,087	(2,137)	(540)	(547)	(370)	1,400	1,540
Income tax expense/(benefit)	471	529	618	(164)	14	(146)	307	543	472
Income/(loss) from continuing operations	1,296	1,411	1,469	(1,973)	(554)	(401)	(677)	857	1,068
Income/(loss) from discontinued operations	0	0	0	(9)	15	(9)	(9)	15	(9)
Net income/(loss)	1,296	1,411	1,469	(1,982)	(539)	(410)	(686)	872	1,059
Net income attributable to noncontrolling interests	14	13	14	0	0	0	14	13	14
Net income/(loss) attributable to shareholders	1,282	1,398	1,455	(1,982)	(539)	(410)	(700)	859	1,045
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	260,901	255,697	254,826	18,268	23,997	26,517	279,169	279,694	281,343
Total assets	850,815	835,281	863,110	39,464	41,518	52,526	890,279	876,799	915,636
Swiss leverage exposure	1,075,558	1,054,487	1,146,478	80,476	85,130	111,975	1,156,034	1,139,617	1,258,453
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Results overview
Core Results net revenues of CHF 6,433 million decreased 6% compared to 2Q13.
In our strategic businesses, net revenues of CHF 6,324 million decreased 7% compared to 2Q13, with a decrease in Private Banking & Wealth Management and Investment Banking. The decrease in Private Banking & Wealth Management primarily reflected lower transaction- and performance-based revenues and decreased net interest income. The decrease in Investment Banking was driven by less favorable trading conditions in equity sales and trading businesses and continued weakness in global macro products, particularly in foreign exchange and commodities.
In our non-strategic businesses, we reported net revenues of CHF 109 million in 2Q14, compared to net revenues of CHF 35 million in 2Q13, with an increase in Investment Banking, partially offset by a decrease in Private Banking & Wealth Management. Improved results in Investment Banking reflected net valuation gains in our portfolio and lower funding costs from proactive management of both our legacy debt instruments and trading assets. The decrease in Private Banking & Wealth Management primarily reflected lower recurring commissions and fees due to the sale in prior quarters of businesses relating to the restructuring of the former Asset Management division.
> Refer to “Private Banking & Wealth Management”, “Investment Banking” and “Corporate Center” for further information.

Provision for credit losses of CHF 18 million in 2Q14 reflected net provisions of CHF 23 million in Private Banking & Wealth Management and releases of CHF 5 million in Investment Banking.
Total operating expenses of CHF 6,785 million were up 30% compared to 2Q13, primarily reflecting 84% higher general and administrative expenses. In strategic businesses, total operating expenses of CHF 4,532 million decreased 3% compared to 2Q13, mainly reflecting an 18% decrease in commission expenses and a 5% decrease in general and administrative expenses. In non-strategic businesses, total operating expenses of CHF 2,253 million increased 307% compared to 2Q13, reflecting the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters recognized in the non-strategic results of the Private Banking & Wealth Management division.
Income tax expense of CHF 307 million recorded in 2Q14 reflected the impact of the geographical mix of results, the recognition of additional Swiss deferred tax assets relating to timing differences following certain changes in Swiss GAAP and the re-assessment of UK deferred tax assets resulting in a reduction of deferred tax assets on net operating losses. Overall, net deferred tax assets decreased CHF 122 million to CHF 5,134 million as of the end of 2Q14 compared to 1Q14. Deferred tax assets on net operating losses decreased CHF 678 million to CHF 758 million during 2Q14. The Core Results effective tax rate was (83.0)% in 2Q14, compared to 38.8% in 1Q14. The effective tax rate reflects that the majority of the litigation settlement charge was non-deductible. Excluding this impact, the Core Results effective tax rate for 2Q14 would have been 26.2%.
> Refer to “Note 21 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	6,324	6,553	6,795	(3)	(7)	12,877	13,813	(7)
Provision for credit losses	25	18	23	39	9	43	39	10
Compensation and benefits	2,730	2,797	2,729	(2)	0	5,527	5,531	0
General and administrative expenses	1,436	1,436	1,511	0	(5)	2,872	3,051	(6)
Commission expenses	366	362	445	1	(18)	728	898	(19)
Total other operating expenses	1,802	1,798	1,956	0	(8)	3,600	3,949	(9)
Total operating expenses	4,532	4,595	4,685	(1)	(3)	9,127	9,480	(4)
Income from continuing operations before taxes	1,767	1,940	2,087	(9)	(15)	3,707	4,294	(14)
Income tax expense	471	529	618	(11)	(24)	1,000	1,237	(19)
Net income	1,296	1,411	1,469	(8)	(12)	2,707	3,057	(11)
Net income attributable to noncontrolling interests	14	13	14	8	0	27	23	17
Net income attributable to shareholders	1,282	1,398	1,455	(8)	(12)	2,680	3,034	(12)
Statement of operations metrics (%)
Return on capital [1]	19.2	21.7	21.7	–	–	20.5	23.3	–
Cost/income ratio	71.7	70.1	68.9	–	–	70.9	68.6	–
Pre-tax income margin	27.9	29.6	30.7	–	–	28.8	31.1	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [2]	260,901	255,697	254,826	2	2	260,901	254,826	2
Total assets	850,815	835,281	863,110	2	(1)	850,815	863,110	(1)
Swiss leverage exposure	1,075,558	1,054,487	1,146,478	2	(6)	1,075,558	1,146,478	(6)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 27% in 6M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Significant litigation matter in 2Q14
In May 2014, we entered into a comprehensive and final settlement regarding all outstanding US cross-border matters, including agreements with the US Department of Justice (DOJ), the New York State Department of Financial Services, the Board of Governors of the US Federal Reserve System and, as previously announced, the SEC. The final settlement amount was USD 2,815 million (CHF 2,510 million). In prior quarters, we had taken litigation provisions totaling CHF 892 million related to this matter. As a result, a pre-tax litigation settlement charge of CHF 1,618 million was recognized in 2Q14 in the non-strategic results of the Private Banking & Wealth Management division. The settlement included a guilty plea entered into by our Swiss banking entity, Credit Suisse AG.
>Refer to “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Core Results reporting by region
	in			% change		in		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Net revenues (CHF million)
Switzerland	1,669	1,712	1,863	(3)	(10)	3,381	3,650	(7)
EMEA	1,540	1,473	1,706	5	(10)	3,013	3,652	(17)
Americas	2,458	2,624	2,431	(6)	1	5,082	4,981	2
Asia Pacific	721	847	819	(15)	(12)	1,568	1,759	(11)
Corporate Center	45	(187)	11	–	309	(142)	(194)	(27)
Net revenues	6,433	6,469	6,830	(1)	(6)	12,902	13,848	(7)
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	565	606	695	(7)	(19)	1,171	1,256	(7)
EMEA	228	111	178	105	28	339	777	(56)
Americas	(951)	848	573	–	–	(103)	1,242	–
Asia Pacific	161	274	225	(41)	(28)	435	577	(25)
Corporate Center	(373)	(439)	(131)	(15)	185	(812)	(507)	60
Income/(loss) from continuing operations before taxes	(370)	1,400	1,540	–	–	1,030	3,345	(69)
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Non-strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	109	(84)	35	–	211	25	35	(29)
Provision for credit losses	(7)	16	28	–	–	9	34	(74)
Compensation and benefits	239	180	185	33	29	419	373	12
Total other operating expenses	2,014	260	369	–	446	2,274	577	294
Total operating expenses	2,253	440	554	412	307	2,693	950	183
Loss from continuing operations before taxes	(2,137)	(540)	(547)	296	291	(2,677)	(949)	182
Income tax expense/(benefit)	(164)	14	(146)	–	12	(150)	(266)	(44)
Loss from continuing operations	(1,973)	(554)	(401)	256	392	(2,527)	(683)	270
Income/(loss) from discontinued operations	(9)	15	(9)	–	0	6	(3)	–
Net loss	(1,982)	(539)	(410)	268	383	(2,521)	(686)	267
Net income attributable to noncontrolling interests	0	0	0	–	–	0	0	–
Loss attributable to shareholders	(1,982)	(539)	(410)	268	383	(2,521)	(686)	267
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	18,268	23,997	26,517	(24)	(31)	18,268	26,517	(31)
Total assets	39,464	41,518	52,526	(5)	(25)	39,464	52,526	(25)
Swiss leverage exposure	80,476	85,130	111,975	(5)	(28)	80,476	111,975	(28)
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Key performance indicators
Our key performance indicators (KPIs) for the Group and for our Private Banking & Wealth Management and Investment Banking divisions reflect our strategic plan, the regulatory environment and the market cycle. Our stated KPIs are measured on the basis of reported results.
We believe the execution of our strategic initiatives including the run-off of non-strategic operations, will enable us achieve our targets over a three to five year period across market cycles.
> Refer to “Key performance indicators” in Private Banking & Wealth Management and Investment Banking results for further information on divisional KPIs.

Collaboration revenues
Collaboration revenues are calculated as the percentage of the Group’s net revenues represented by the aggregate collaboration revenues arising when more than one of the Group’s divisions participate in a transaction. Within the Private Banking & Wealth Management division, collaboration revenues include revenues arising from cross-selling and client referral activities between the Wealth Management Clients and Corporate & Institutional Clients businesses on the one hand and the Asset Management and the securities trading and sales businesses on the other hand.
> Refer to “Key performance indicators” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2013 for further information on key performance indicators including collaboration revenues.

Key performance indicators
Our KPIs are targets to be achieved over a three to five year period across market cycles. As such, year to date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process and may be revised to reflect our strategic plan, the regulatory environment and market and industry trends.

in / end of	Target	2Q14	6M14	2013	2012
Growth (%)
Collaboration revenues	18 - 20% of net revenues	15.4	15.6	17.7	18.6
Efficiency and performance (%)
Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	(8.9)	(4.5)	26.0	4.8
Total shareholder return of peer group [1,2]	–	(4.7)	(7.5)	34.3	52.8
Return on equity attributable to shareholders (annualized)	Above 15%	(6.7)	0.8	5.7	3.9
Core Results cost/income ratio	Below 70%	105.5	91.6	85.4	91.1
Capital (%)
Look-through CET1 ratio [3]	11%	9.5	9.5	10.0	–
1
Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period.

2
The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley, Nomura, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

3 Updated in 1Q14 from a previous target of a Look-through Swiss Core Capital ratio above 10%.

Personnel
Headcount at the end of 2Q14 was 45,100, down 500 from 1Q14 and down 1,200 from 2Q13. The decrease in 2Q14 reflected headcount reductions in Private Banking & Wealth Management and Investment Banking resulting from our cost efficiency initiatives, partly offset by contractor employee conversion and graduate hiring.

Number of employees by division
end of	2Q14	1Q14	2Q13
Number of employees by division (full-time equivalents)
Private Banking & Wealth Management	25,800	26,100	26,500
Investment Banking	19,000	19,200	19,500
Corporate Center	300	300	300
Number of employees	45,100	45,600	46,300

Overview of Core Results
	Private Banking & Wealth Management			Investment Banking			Corporate Center			Core Results			[1]	of which strategic results			of which non-strategic results
in / end of period	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13		2Q14	1Q14	2Q13	2Q14	1Q14	2Q13
Statements of operations (CHF million)
Net revenues	3,046	3,240	3,419	3,342	3,416	3,400	45	(187)	11	6,433	6,469	6,830		6,324	6,553	6,795	109	(84)	35
Provision for credit losses	23	33	46	(5)	0	4	0	1	1	18	34	51		25	18	23	(7)	16	28
Compensation and benefits	1,235	1,290	1,353	1,499	1,521	1,466	235	166	95	2,969	2,977	2,914		2,730	2,797	2,729	239	180	185
General and administrative expenses	2,367	736	893	889	856	934	183	97	41	3,439	1,689	1,868		1,436	1,436	1,511	2,003	253	357
Commission expenses	170	169	210	207	212	242	0	(12)	5	377	369	457		366	362	445	11	7	12
Total other operating expenses	2,537	905	1,103	1,096	1,068	1,176	183	85	46	3,816	2,058	2,325		1,802	1,798	1,956	2,014	260	369
Total operating expenses	3,772	2,195	2,456	2,595	2,589	2,642	418	251	141	6,785	5,035	5,239		4,532	4,595	4,685	2,253	440	554
Income/(loss) from continuing operations before taxes	(749)	1,012	917	752	827	754	(373)	(439)	(131)	(370)	1,400	1,540		1,767	1,940	2,087	(2,137)	(540)	(547)
Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	307	543	472		471	529	618	(164)	14	(146)
Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	(677)	857	1,068		1,296	1,411	1,469	(1,973)	(554)	(401)
Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	(9)	15	(9)		0	0	0	(9)	15	(9)
Net income/(loss)	–	–	–	–	–	–	–	–	–	(686)	872	1,059		1,296	1,411	1,469	(1,982)	(539)	(410)
Net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	14	13	14		14	13	14	0	0	0
Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	(700)	859	1,045		1,282	1,398	1,455	(1,982)	(539)	(410)
Statement of operations metrics (%)
Return on capital [2]	–	31.0	28.0	12.3	13.6	11.0	–	–	–	–	14.4	14.6		19.2	21.7	21.7	–	–	–
Cost/income ratio	123.8	67.7	71.8	77.6	75.8	77.7	–	–	–	105.5	77.8	76.7		71.7	70.1	68.9	–	–	–
Pre-tax income margin	(24.6)	31.2	26.8	22.5	24.2	22.2	–	–	–	(5.8)	21.6	22.5		27.9	29.6	30.7	–	–	–
Effective tax rate	–	–	–	–	–	–	–	–	–	(83.0)	38.8	30.6		26.7	27.3	29.6	–	–	–
Net income margin	–	–	–	–	–	–	–	–	–	(10.9)	13.3	15.3		20.3	21.3	21.4	–	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [3]	103,537	101,083	98,837	160,199	162,712	166,187	15,433	15,899	16,319	279,169	279,694	281,343		260,901	255,697	254,826	18,268	23,997	26,517
Total assets	322,669	324,084	308,569	525,101	521,495	575,215	42,509	31,220	31,852	890,279	876,799	915,636		850,815	835,281	863,110	39,464	41,518	52,526
Swiss leverage exposure	356,738	355,614	345,266	756,621	751,819	868,667	42,675	32,184	44,520	1,156,034	1,139,617	1,258,453		1,075,558	1,054,487	1,146,478	80,476	85,130	111,975
Net loans	225,243	221,019	214,292	29,264	29,614	31,872	25	26	22	254,532	250,659	246,186		–	–	–	–	–	–
Goodwill	2,163	2,154	2,426	5,820	5,802	6,128	–	–	–	7,983	7,956	8,554		–	–	–	–	–	–
1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI.
2
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14 and 2Q13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

3 Represents risk-weighted assets on a fully phased-in "look-through" basis.
Cost savings and strategy implementation
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure. We target cost savings of CHF 3.8 billion by the end of 2014 and more than CHF 4.5 billion by the end of 2015. These targets are measured against our annualized 6M11 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses.
The majority of the expected future savings is expected to be realized from shared infrastructure and support services across the Group, mainly through the consolidation of fragmented and duplicate functions globally and the continued consolidation of IT applications and functions.
We have also targeted further savings within our two operating divisions. Within Private Banking & Wealth Management, we expect to deliver cost benefits from the creation of the integrated Private Banking & Wealth Management division, exiting a number of small non-strategic markets, repositioning select non-profitable onshore operations, rationalization of front office and support functions, including simplification of our operating platform, streamlining of the offshore affluent and Swiss client coverage model and from announced divestitures. Within Investment Banking, we expect to deliver cost benefits from the restructuring of our rates business, the initiatives already completed in 2012, from continuing to review and realize efficiencies across business lines and geographic regions and from continuing to refine our business mix and align resources with highest returning opportunities. We expect to incur approximately CHF 0.9 billion of costs associated with these measures during the remainder of 2014 and 2015.
We incurred CHF 153 million of business realignment costs and CHF 81 million of IT architecture simplification expenses associated with these measures in 2Q14.
> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2013 for further information.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component.
The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.
> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2013 for further information.

18 / 19

Private Banking & Wealth Management
In 2Q14, we reported a loss before taxes of CHF 749 million and net revenues of CHF 3,046 million.
In our strategic businesses, we reported income before taxes of CHF 882 million and net revenues of CHF 2,932 million. Net revenues were slightly lower compared to 1Q14 mainly due to lower transaction- and performance-based revenues and lower other revenues. Compared to 2Q13, income before taxes decreased 13%, mainly driven by lower transaction- and performance-based revenues and lower net interest income, partially offset by lower operating expenses.
In our non-strategic businesses, we reported a loss before taxes of CHF 1,631 million, driven by the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters.
In 2Q14, assets under management for the division were CHF 1,329.7 billion and we attracted net new assets of CHF 10.1 billion.

Divisional results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	3,046	3,240	3,419	(6)	(11)	6,286	6,697	(6)
of which strategic results	2,932	3,031	3,232	(3)	(9)	5,963	6,240	(4)
of which non-strategic results	114	209	187	(45)	(39)	323	457	(29)
Provision for credit losses	23	33	46	(30)	(50)	56	74	(24)
Compensation and benefits	1,235	1,290	1,353	(4)	(9)	2,525	2,732	(8)
General and administrative expenses	2,367	736	893	222	165	3,103	1,684	84
Commission expenses	170	169	210	1	(19)	339	409	(17)
Total other operating expenses	2,537	905	1,103	180	130	3,442	2,093	64
Total operating expenses	3,772	2,195	2,456	72	54	5,967	4,825	24
of which strategic results	2,020	2,049	2,198	(1)	(8)	4,069	4,427	(8)
of which non-strategic results	1,752	146	258	–	–	1,898	398	377
Income/(loss) before taxes	(749)	1,012	917	–	–	263	1,798	(85)
of which strategic results	882	965	1,015	(9)	(13)	1,847	1,771	4
of which non-strategic results	(1,631)	47	(98)	–	–	(1,584)	27	–
Statement of operations metrics (%)
Return on capital [1]	–	31.0	28.0	–	–	4.0	28.6	–
Cost/income ratio	123.8	67.7	71.8	–	–	94.9	72.0	–
Pre-tax income margin	(24.6)	31.2	26.8	–	–	4.2	26.8	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	9,280	9,354	9,856	(1)	(6)	9,306	9,840	(5)
Pre-tax return on average utilized economic capital (%) [2]	(31.8)	43.8	37.8	–	–	6.2	37.1	–
Assets under management (CHF billion)
Assets under management	1,329.7	1,292.5	1,296.6	2.9	2.6	1,329.7	1,296.6	2.6
Net new assets	10.1	13.7	7.6	(26.3)	32.9	23.8	19.6	21.4
Number of employees and relationship managers
Number of employees (full-time equivalents)	25,800	26,100	26,500	(1)	(3)	25,800	26,500	(3)
Number of relationship managers	4,340	4,410	4,490	(2)	(3)	4,340	4,490	(3)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 28% in 6M13 and capital allocated on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Net revenue detail (CHF million)
Net interest income	970	979	1,079	(1)	(10)	1,949	2,124	(8)
Recurring commissions and fees	1,184	1,189	1,270	0	(7)	2,373	2,489	(5)
Transaction- and performance-based revenues	885	937	1,064	(6)	(17)	1,822	1,983	(8)
Other revenues [1]	7	135	6	(95)	17	142	101	41
Net revenues	3,046	3,240	3,419	(6)	(11)	6,286	6,697	(6)
Provision for credit losses (CHF million)
New provisions	59	53	88	11	(33)	112	140	(20)
Releases of provisions	(36)	(20)	(42)	80	(14)	(56)	(66)	(15)
Provision for credit losses	23	33	46	(30)	(50)	56	74	(24)
Balance sheet statistics (CHF million)
Net loans	225,243	221,019	214,292	2	5	225,243	214,292	5
of which Wealth Management Clients	156,794	154,095	149,472	2	5	156,794	149,472	5
of which Corporate & Institutional Clients	65,020	63,521	60,876	2	7	65,020	60,876	7
Deposits	285,541	292,687	285,577	(2)	0	285,541	285,577	0
of which Wealth Management Clients	207,667	208,750	210,223	(1)	(1)	207,667	210,223	(1)
of which Corporate & Institutional Clients	72,554	78,339	68,464	(7)	6	72,554	68,464	6
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.

Key performance indicators
We target a divisional cost/income ratio of 65% for the Private Banking & Wealth Management division. In 2Q14, the cost/income ratio was 123.8%, driven by the litigation settlement charge relating to the final settlement of all outstanding US cross-border matters. The cost/income ratio for our strategic results was 68.9% in 2Q14, up one percentage point compared to 2Q13 and 1Q14.
We also target net new assets growth of 6% for both the Wealth Management Clients and Asset Management businesses. In 2Q14, the annualized quarterly growth rates in Wealth Management Clients and Asset Management were 3.7% and 4.5%, respectively.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Private Banking & Wealth Management
in / end of	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13
Statements of operations (CHF million)
Net revenues	2,932	3,031	3,232	114	209	187	3,046	3,240	3,419
Provision for credit losses	30	17	19	(7)	16	27	23	33	46
Compensation and benefits	1,184	1,225	1,273	51	65	80	1,235	1,290	1,353
Total other operating expenses	836	824	925	1,701	81	178	2,537	905	1,103
Total operating expenses	2,020	2,049	2,198	1,752	146	258	3,772	2,195	2,456
Income/(loss) before taxes	882	965	1,015	(1,631)	47	(98)	(749)	1,012	917
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	96,805	93,522	91,479	6,732	7,561	7,358	103,537	101,083	98,837
Total assets	306,919	306,228	285,786	15,750	17,856	22,783	322,669	324,084	308,569
Swiss leverage exposure	340,047	337,005	321,395	16,691	18,609	23,871	356,738	355,614	345,266

Strategic results

Overview
Our strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.

2Q14 results
In 2Q14, our strategic businesses reported income before taxes of CHF 882 million and net revenues of CHF 2,932 million.
Net revenues decreased 3% compared to 1Q14, largely driven by lower transaction- and performance-based revenues and lower other revenues. Compared to 2Q13, net revenues decreased 9% with lower transaction- and performance-based revenues and lower net interest income. Provision for credit losses was CHF 30 million on a net loan portfolio of CHF 221.8 billion. Total operating expenses were 8% lower compared to 2Q13 and stable compared to 1Q14.

Strategic results
	in / end of				% change		in / end of		% change
	2Q14	1Q14		2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net interest income	954	963		1,054	(1)	(9)	1,917	2,073	(8)
Recurring commissions and fees	1,136	1,139		1,155	0	(2)	2,275	2,256	1
Transaction- and performance-based revenues	865	919		1,033	(6)	(16)	1,784	1,907	(6)
Other revenues	(23)	10		(10)	–	130	(13)	4	–
Net revenues	2,932	3,031		3,232	(3)	(9)	5,963	6,240	(4)
New provisions	49	36		61	36	(20)	85	108	(21)
Releases of provisions	(19)	(19)		(42)	0	(55)	(38)	(66)	(42)
Provision for credit losses	30	17		19	76	58	47	42	12
Compensation and benefits	1,184	1,225		1,273	(3)	(7)	2,409	2,580	(7)
General and administrative expenses	672	660		726	2	(7)	1,332	1,462	(9)
Commission expenses	164	164		199	0	(18)	328	385	(15)
Total other operating expenses	836	824		925	1	(10)	1,660	1,847	(10)
Total operating expenses	2,020	2,049		2,198	(1)	(8)	4,069	4,427	(8)
Income before taxes	882	965		1,015	(9)	(13)	1,847	1,771	4
of which Wealth Management Clients	569	578		621	(2)	(8)	1,147	1,075	7
of which Corporate & Institutional Clients	211	246		262	(14)	(19)	457	501	(9)
of which Asset Management	102	141		132	(28)	(23)	243	195	25
Statement of operations metrics (%)
Return on capital [1]	28.0	31.6		33.5	–	–	29.8	30.3	–
Cost/income ratio	68.9	67.6		68.0	–	–	68.2	70.9	–
Pre-tax income margin	30.1	31.8		31.4	–	–	31.0	28.4	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	96,805	93,522	[2]	91,479	4	6	96,805	91,479	6
Total assets	306,919	306,228		285,786	0	7	306,919	285,786	7
Swiss leverage exposure	340,047	337,005		321,395	1	6	340,047	321,395	6
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 28% in 6M13 and capital allocated on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Includes the impact from external methodology changes in operational risk of CHF 2.2 billion in 1Q14.

Results detail
The following provides a comparison of our 2Q14 strategic results versus 2Q13 (YoY) and versus 1Q14 (QoQ).

Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees and fees for general banking products and services. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, foreign exchange fees from client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.

YoY: Down 9% from CHF 3,232 million to CHF 2,932 million
Net revenues decreased primarily reflecting lower transaction- and performance-based revenues and decreased net interest income. The decrease in transaction- and performance-based revenues reflected lower revenues across most major revenue categories, primarily from foreign exchange client business, carried interest on realized private equity gains and semi-annual performance fees from Hedging-Griffo. In a low interest rate environment, net interest income decreased due to significantly lower deposit margins on stable average deposit volumes and slightly lower loan margins on higher average loan volumes. Slightly lower recurring commissions and fees reflected decreased investment product management fees, partially offset by higher discretionary mandate management fees and slightly higher asset management fees.

QoQ: Down 3% from CHF 3,031 million to CHF 2,932 million
Slightly lower net revenues primarily reflected lower transaction- and performance-based revenues and lower other revenues. The decrease in transaction- and performance-based revenues reflected lower brokerage and product issuing fees, lower performance fees and carried interest, lower placement and transaction fees and lower foreign exchange client business, partially offset by higher equity participations income. Lower other revenues mainly reflected a fair value decrease on Clock Finance, a credit securitization transaction. Stable net interest income reflected lower deposit margins on stable average deposit volumes and stable loan margins on slightly higher average loan volumes. Stable recurring commissions and fees mainly reflected lower banking services fees and lower investment product management fees, largely offset by slightly higher asset management fees and slightly higher discretionary mandate management fees.

Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

YoY: Up 58% from CHF 19 million to CHF 30 million
Provision for credit losses increased CHF 11 million. Wealth Management Clients recorded net provisions of CHF 17 million and Corporate & Institutional Clients recorded net provisions of CHF 13 million in 2Q14, reflecting a small number of individual cases.

QoQ: Up 76% from CHF 17 million to CHF 30 million
Provision for credit losses was higher in Wealth Management Clients and higher in Corporate & Institutional Clients. In 1Q14, Wealth Management Clients recorded net provisions of CHF 16 million while Corporate & Institutional Clients recorded net provisions of CHF 1 million.

Operating expenses
Compensation and benefits
YoY: Down 7% from CHF 1,273 million to CHF 1,184 million
Lower compensation and benefits mainly reflected lower salary expenses, driven by lower headcount.

QoQ: Down 3% from CHF 1,225 million to CHF 1,184 million
Slightly lower compensation and benefits included lower discretionary performance-related compensation.

General and administrative expenses
YoY: Down 7% from CHF 726 million to CHF 672 million
Lower general and administrative expenses primarily reflected the results of our ongoing efficiency measures and lower expense provisions.

QoQ: Up 2% from CHF 660 million to CHF 672 million
Slightly higher general and administrative expenses primarily reflected higher travel and entertainment expenses and slightly higher professional services fees.

Business developments
In July 2014, we entered into an agreement to sell Private Banking & Wealth Management’s local affluent and upper affluent business in Italy to Banca Generali S.p.A. The transaction also includes approximately 60 agents of Credit Suisse (Italy) S.p.A., with over Euro 2.0 billion of assets under management. The transaction is expected to close by November 2014, subject to customary closing conditions, including related to regulatory requirements and labor agreements.

Wealth Management Clients
Net revenues
Net interest income
YoY: Down 12% from CHF 778 million to CHF 688 million
Lower net interest income reflected the low interest rate environment, significantly lower deposit margins on stable average deposit volumes and lower loan margins on higher average loan volumes and lower levels of deposits eligible as stable funding.

QoQ: Down 3% from CHF 706 million to CHF 688 million
Slightly lower net interest income reflected lower deposit margins on stable average deposit volumes and lower loan margins on slightly higher loan volumes.

Recurring commissions and fees
YoY: Down 3% from CHF 750 million to CHF 728 million
Recurring commissions and fees were slightly lower, driven by lower investment product management fees and slightly lower investment account and services fees, partially offset by higher discretionary mandate management fees and slightly higher banking services fees.

QoQ: Stable at CHF 728 million
Recurring commissions and fees were stable with lower investment product management fees and lower banking services fees, reflecting lower account statement fees, offset by increases across other categories.

Transaction- and performance-based revenues
YoY: Down 15% from CHF 711 million to CHF 601 million
Lower transaction- and performance-based revenues mainly reflected lower market activity adversely impacting foreign exchange client business and brokerage and product issuing fees, as well as lower equity participations income, due to an increased dividend in 2Q13 related to our ownership interest in SIX Group AG, and lower performance fees from Hedging-Griffo.

QoQ: Down 6% from CHF 638 million to CHF 601 million
Transaction- and performance-based revenues decreased, mainly driven by lower brokerage and product issuing fees and lower placement and transaction fees, partially offset by higher equity participations income.

Results – Wealth Management Clients
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	2,017	2,074	2,239	(3)	(10)	4,091	4,326	(5)
Provision for credit losses	17	16	20	6	(15)	33	39	(15)
Total operating expenses	1,431	1,480	1,598	(3)	(10)	2,911	3,212	(9)
Income before taxes	569	578	621	(2)	(8)	1,147	1,075	7
Statement of operations metrics (%)
Cost/income ratio	70.9	71.4	71.4	–	–	71.2	74.2	–
Pre-tax income margin	28.2	27.9	27.7	–	–	28.0	24.8	–
Net revenue detail (CHF million)
Net interest income	688	706	778	(3)	(12)	1,394	1,524	(9)
Recurring commissions and fees	728	730	750	0	(3)	1,458	1,467	(1)
Transaction- and performance-based revenues	601	638	711	(6)	(15)	1,239	1,335	(7)
Net revenues	2,017	2,074	2,239	(3)	(10)	4,091	4,326	(5)
Gross and net margin (annualized) (bp)
Net interest income	34	35	39	–	–	34	39	–
Recurring commissions and fees	36	37	37	–	–	36	37	–
Transaction- and performance-based revenues	29	32	36	–	–	31	34	–
Gross margin [1]	99	104	112	–	–	101	110	–
Net margin [2]	28	29	31	–	–	28	27	–
Number of relationship managers
Switzerland	1,680	1,690	1,600	(1)	5	1,680	1,600	5
EMEA	1,110	1,150	1,260	(3)	(12)	1,110	1,260	(12)
Americas	540	560	610	(4)	(11)	540	610	(11)
Asia Pacific	470	460	450	2	4	470	450	4
Number of relationship managers	3,800	3,860	3,920	(2)	(3)	3,800	3,920	(3)
Beginning in 2Q13, fees collected in an agent role in connection with certain customized fund services we provide to clients where those fees are passed on directly to a third-party investment manager are now presented on a net basis per the applicable accounting standards. These fees were previously recorded on a gross basis as fee income and commission expense. Prior periods have been restated to conform to the current presentation.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Gross margin
Our gross margin was 99 basis points in 2Q14, 13 basis points lower compared to 2Q13, mainly reflecting lower transaction- and performance-based revenues, a continued adverse interest rate environment and a 2.5% increase in average assets under management. Compared to 1Q14, our gross margin was down five basis points, driven by a 2.7% increase in average assets under management, a change in client mix, lower fee-based revenues and slightly lower net interest income.

Net margin
Our net margin was 28 basis points in 2Q14, three basis points lower compared to 2Q13, reflecting lower transaction- and performance-based revenues and lower net interest income, partially offset by lower operating expenses. Compared to 1Q14, our net margin was one basis point lower, driven by slightly lower income before taxes.

Assets under management – Wealth Management Clients
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Assets under management by region (CHF billion)
Switzerland	284.9	280.2	262.1	1.7	8.7	284.9	262.1	8.7
EMEA	233.4	227.2	236.7	2.7	(1.4)	233.4	236.7	(1.4)
Americas	182.7	176.3	172.4	3.6	6.0	182.7	172.4	6.0
Asia Pacific	128.7	121.2	111.1	6.2	15.8	128.7	111.1	15.8
Assets under management	829.7	804.9	782.3	3.1	6.1	829.7	782.3	6.1
Average assets under management (CHF billion)
Average assets under management	818.7	797.4	798.4	2.7	2.5	808.1	788.5	2.5
Assets under management by currency (CHF billion)
USD	321.2	309.8	303.3	3.7	5.9	321.2	303.3	5.9
EUR	156.4	154.8	151.3	1.0	3.4	156.4	151.3	3.4
CHF	194.2	191.5	185.7	1.4	4.6	194.2	185.7	4.6
Other	157.9	148.8	142.0	6.1	11.2	157.9	142.0	11.2
Assets under management	829.7	804.9	782.3	3.1	6.1	829.7	782.3	6.1
Net new assets by region (CHF billion)
Switzerland	1.9	4.6	2.7	(58.7)	(29.6)	6.5	3.0	116.7
EMEA	(0.2)	(0.4)	2.1	(50.0)	–	(0.6)	3.3	–
Americas	0.8	1.5	0.0	(46.7)	–	2.3	1.6	43.8
Asia Pacific	4.9	4.9	2.9	0.0	69.0	9.8	5.5	78.2
Net new assets	7.4	10.6	7.7	(30.2)	(3.9)	18.0	13.4	34.3
Growth in assets under management (CHF billion)
Net new assets	7.4	10.6	7.7	–	–	18.0	13.4	–
Other effects	17.4	3.6	(19.8)	–	–	21.0	10.9	–
of which market movements	15.6	5.7	(14.5)	–	–	21.3	5.4	–
of which currency	2.8	(1.6)	(3.6)	–	–	1.2	9.7	–
of which other	(1.0)	(0.5)	(1.7)	–	–	(1.5)	(4.2)	–
Growth in assets under management	24.8	14.2	(12.1)	–	–	39.0	24.3	–
Growth in assets under management (annualized) (%)
Net new assets	3.7	5.4	3.9	–	–	4.6	3.5	–
Other effects	8.6	1.8	(10.0)	–	–	5.3	2.9	–
Growth in assets under management (annualized)	12.3	7.2	(6.1)	–	–	9.9	6.4	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.0	3.0	3.1	–	–	–	–	–
Other effects	3.1	(1.7)	3.6	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	6.1	1.3	6.7	–	–	–	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 4% from CHF 276 million to CHF 266 million
The decrease reflected the low interest rate environment, significantly lower deposit margins on higher average deposit volumes and lower levels of deposits eligible as stable funding, partially offset by slightly higher loan margins on higher average loan volumes.

QoQ: Up 4% from CHF 257 million to CHF 266 million
The increase reflected higher loan margins on slightly higher average loan volumes, partially offset by lower deposit margins on stable average deposit volumes.

Recurring commissions and fees
YoY: Down 2% from CHF 115 million to CHF 113 million
Recurring commissions and fees decreased slightly, with lower investment product management fees and lower banking services fees, partially offset by higher discretionary mandate management fees.

QoQ: Down 7% from CHF 122 million to CHF 113 million
The decrease primarily reflected lower banking services fees.

Transaction- and performance-based revenues
YoY: Down 7% from CHF 127 million to CHF 118 million
Lower transaction- and performance-based revenues reflected lower sales and trading revenues, lower brokerage and product issuing fees and slightly lower foreign exchange client business.

QoQ: Stable at CHF 118 million
Stable transaction- and performance-based revenues reflected higher equity participations income, offset by slightly lower foreign exchange client business.

Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	475	492	512	(3)	(7)	967	1,012	(4)
Provision for credit losses	13	1	(1)	–	–	14	3	367
Total operating expenses	251	245	251	2	0	496	508	(2)
Income before taxes	211	246	262	(14)	(19)	457	501	(9)
Statement of operations metrics (%)
Cost/income ratio	52.8	49.8	49.0	–	–	51.3	50.2	–
Pre-tax income margin	44.4	50.0	51.2	–	–	47.3	49.5	–
Net revenue detail (CHF million)
Net interest income	266	257	276	4	(4)	523	549	(5)
Recurring commissions and fees	113	122	115	(7)	(2)	235	226	4
Transaction- and performance-based revenues	118	117	127	1	(7)	235	248	(5)
Other revenues [1]	(22)	(4)	(6)	450	267	(26)	(11)	136
Net revenues	475	492	512	(3)	(7)	967	1,012	(4)
Number of relationship managers
Number of relationship managers (Switzerland)	540	550	570	(2)	(5)	540	570	(5)
1 Reflects fair value gains/(losses) on the Clock Finance transaction.

Asset Management
Net revenues
Fee-based revenues
YoY: Down 8% from CHF 467 million to CHF 428 million
The decrease reflected lower carried interest on realized private equity gains and the absence of performance fees from Hedging-Griffo funds due to year-to-date returns performing below their respective high-water marks, partially offset by higher placement fees and slightly higher asset management fees due to higher average assets under management.

QoQ: Down 2% from CHF 438 million to CHF 428 million
Fee-based revenues were slightly lower reflecting lower carried interest on realized private equity gains and lower real estate transaction fees, partially offset by slightly higher asset management fees and higher placement fees.

Investment-related gains/(losses)
YoY: Up 200% from CHF 2 million to CHF 6 million
Investment-related gains were higher compared to 2Q13 driven by gains in hedge fund investments.

QoQ: Down 68% from CHF 19 million to CHF 6 million
Investment-related gains were lower in 2Q14 primarily due to gains in the real estate sector in 1Q14 that were not replicated in 2Q14.

Equity participations and other gains/(losses)
YoY: Up from zero to CHF 3 million
In 2Q14, we recognized a gain of CHF 3 million from the sale of an equity stake in a joint venture.

QoQ: Up from zero to CHF 3 million
In 2Q14, we recognized the gain from the sale of an equity stake in a joint venture.

Results – Asset Management
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	440	465	481	(5)	(9)	905	902	0
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	338	324	349	4	(3)	662	707	(6)
Income before taxes	102	141	132	(28)	(23)	243	195	25
Statement of operations metrics (%)
Cost/income ratio	76.8	69.7	72.6	–	–	73.1	78.4	–
Pre-tax income margin	23.2	30.3	27.4	–	–	26.9	21.6	–
Net revenue detail (CHF million)
Recurring commissions and fees	295	287	290	3	2	582	563	3
Transaction- and performance-based revenues	146	164	195	(11)	(25)	310	324	(4)
Other revenues	(1)	14	(4)	–	(75)	13	15	(13)
Net revenues	440	465	481	(5)	(9)	905	902	0
Net revenue detail by type (CHF million)
Asset management fees	295	287	290	3	2	582	563	3
Placement, transaction and other fees	59	56	47	5	26	115	107	7
Performance fees and carried interest	59	80	120	(26)	(51)	139	164	(15)
Equity participations income	15	15	10	0	50	30	20	50
Fee-based revenues	428	438	467	(2)	(8)	866	854	1
Investment-related gains/(losses)	6	19	2	(68)	200	25	35	(29)
Equity participations and other gains/(losses)	3	0	0	–	–	3	0	–
Other revenues [1]	3	8	12	(63)	(75)	11	13	(15)
Net revenues	440	465	481	(5)	(9)	905	902	0
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	46	49	53	–	–	48	50	–
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Assets under management (CHF billion)
Hedge funds	33.3	30.9	28.2	7.8	18.1	33.3	28.2	18.1
Private equity	0.7	0.7	0.4	0.0	75.0	0.7	0.4	75.0
Real estate & commodities	51.0	52.4	49.1	(2.7)	3.9	51.0	49.1	3.9
Credit	33.3	32.2	28.3	3.4	17.7	33.3	28.3	17.7
Index strategies	83.4	78.1	69.8	6.8	19.5	83.4	69.8	19.5
Multi-asset class solutions	107.9	105.6	107.5	2.2	0.4	107.9	107.5	0.4
Fixed income & equities	53.9	53.4	56.4	0.9	(4.4)	53.9	56.4	(4.4)
Other	13.6	10.1	6.4	34.7	112.5	13.6	6.4	112.5
Assets under management	377.1	363.4	346.1	3.8	9.0	377.1	346.1	9.0
Average assets under management (CHF billion)
Average assets under management	369.6	357.2	349.4	3.5	5.8	363.4	343.0	5.9
Assets under management by currency (CHF billion)
USD	82.2	78.1	71.2	5.2	15.4	82.2	71.2	15.4
EUR	51.8	51.2	49.5	1.2	4.6	51.8	49.5	4.6
CHF	206.2	200.7	196.5	2.7	4.9	206.2	196.5	4.9
Other	36.9	33.4	28.9	10.5	27.7	36.9	28.9	27.7
Assets under management	377.1	363.4	346.1	3.8	9.0	377.1	346.1	9.0
Growth in assets under management (CHF billion)
Net new assets [1]	4.1	6.9	2.6	–	–	11.0	11.1	–
Other effects	9.6	4.2	(3.5)	–	–	13.8	9.7	–
of which market movements	7.1	4.2	(2.4)	–	–	11.3	7.3	–
of which currency	0.8	(0.5)	(1.5)	–	–	0.3	2.0	–
of which other	1.7	0.5	0.4	–	–	2.2	0.4	–
Growth in assets under management	13.7	11.1	(0.9)	–	–	24.8	20.8	–
Growth in assets under management (annualized) (%)
Net new assets	4.5	7.8	3.0	–	–	6.3	6.8	–
Other effects	10.6	4.8	(4.0)	–	–	7.8	6.0	–
Growth in assets under management (annualized)	15.1	12.6	(1.0)	–	–	14.1	12.8	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.3	3.9	4.3	–	–	–	–	–
Other effects	4.7	0.8	5.9	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	9.0	4.7	10.2	–	–	–	–	–
Principal investments (CHF billion)
Principal investments	1.0	1.0	1.0	0.0	0.0	1.0	1.0	0.0
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Non-strategic results

Overview
Our non-strategic businesses for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to US cross-border matters, the impact of restructuring our German onshore operations, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products.

2Q14 results
In 2Q14, our non-strategic businesses reported a loss before taxes of CHF 1,631 million. In May 2014, we announced a comprehensive and final settlement regarding all outstanding US cross-border matters. The final settlement amount was USD 2,815 million (CHF 2,510 million). In prior quarters, we had taken litigation provisions totaling CHF 892 million related to this matter. As a result, a pre-tax litigation settlement charge of CHF 1,618 million was recognized in 2Q14. In 1Q14, our non-strategic businesses reported income before taxes of CHF 47 million, including an equity participation gain of CHF 91 million from the sale in January 2014 of CFIG, our private equity fund of funds and co-investment business.

Non-strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	114	209	187	(45)	(39)	323	457	(29)
Provision for credit losses	(7)	16	27	–	–	9	32	(72)
Compensation and benefits	51	65	80	(22)	(36)	116	152	(24)
Total other operating expenses	1,701	81	178	–	–	1,782	246	–
Total operating expenses	1,752	146	258	–	–	1,898	398	377
Income/(loss) before taxes	(1,631)	47	(98)	–	–	(1,584)	27	–
Revenue details (CHF million)
Restructuring of select onshore businesses	22	22	37	0	(41)	44	111	(60)
Legacy cross-border business and small markets	41	44	51	(7)	(20)	85	102	(17)
Restructuring of former Asset Management division	38	134	81	(72)	(53)	172	192	(10)
Other	13	9	18	44	(28)	22	52	(58)
Net revenues	114	209	187	(45)	(39)	323	457	(29)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	6,732	7,561	7,358	(11)	(9)	6,732	7,358	(9)
Total assets	15,750	17,856	22,783	(12)	(31)	15,750	22,783	(31)
Swiss leverage exposure	16,691	18,609	23,871	(10)	(30)	16,691	23,871	(30)

Results detail
The following provides a comparison of our 2Q14 non-strategic results versus 2Q13 (YoY) and versus 1Q14 (QoQ).

Net revenues
YoY: Down 39% from CHF 187 million to CHF 114 million
The decrease in net revenues primarily reflected lower recurring commissions and fees due to the sale in prior quarters of businesses relating to the restructuring of the former Asset Management division.

QoQ: Down 45% from CHF 209 million to CHF 114 million
The decrease mainly reflected the gain of CHF 91 million from the sale of CFIG in 1Q14.

Operating expenses
YoY: Up from CHF 258 million to CHF 1,752 million
Higher operating expenses were driven by the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters. Compensation and benefits were lower, reflecting the sale of businesses.

QoQ: Up from CHF 146 million to CHF 1,752 million
Higher operating expenses were driven by the litigation settlement charge relating to the final settlement of all outstanding US cross-border matters. Compensation and benefits were lower due to higher severance costs in 1Q14.

Assets under management

In 2Q14, assets under management of CHF 1,329.7 billion increased CHF 37.2 billion compared to the end of 1Q14, driven mainly by positive market movements, net new assets and favorable foreign exchange-related movements.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 7.4 billion in 2Q14 with continued strong inflows from emerging markets, particularly in Asia Pacific, and Switzerland, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 0.6 billion in 2Q14. Asset Management reported net new assets of CHF 4.1 billion in 2Q14, driven by inflows in traditional products, with substantial contributions from index strategies, and inflows from hedge funds and credit products.
Assets under management in our non-strategic portfolio were stable at CHF 25.9 billion.

Assets under management – Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	829.7	804.9	782.3	3.1	6.1	829.7	782.3	6.1
Corporate & Institutional Clients	261.4	254.4	238.3	2.8	9.7	261.4	238.3	9.7
Asset Management	377.1	363.4	346.1	3.8	9.0	377.1	346.1	9.0
Non-strategic	25.9	25.9	83.8	0.0	(69.1)	25.9	83.8	(69.1)
Assets managed across businesses [1]	(164.4)	(156.1)	(153.9)	5.3	6.8	(164.4)	(153.9)	6.8
Assets under management	1,329.7	1,292.5	1,296.6	2.9	2.6	1,329.7	1,296.6	2.6
Average assets under management (CHF billion)
Average assets under management	1,311.6	1,282.1	1,318.9	2.3	(0.6)	1,296.8	1,302.2	(0.4)
Net new assets by business (CHF billion)
Wealth Management Clients	7.4	10.6	7.7	(30.2)	(3.9)	18.0	13.4	34.3
Corporate & Institutional Clients	0.6	0.4	(0.2)	50.0	–	1.0	4.3	(76.7)
Asset Management	4.1	6.9	2.6	(40.6)	57.7	11.0	11.1	(0.9)
Non-strategic	(1.7)	(2.3)	(1.4)	(26.1)	21.4	(4.0)	(3.7)	8.1
Assets managed across businesses [1]	(0.3)	(1.9)	(1.1)	(84.2)	(72.7)	(2.2)	(5.5)	(60.0)
Net new assets	10.1	13.7	7.6	(26.3)	32.9	23.8	19.6	21.4
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.

Investment Banking
In 2Q14, Investment Banking reported income before taxes of CHF 752 million and net revenues of CHF 3,342 million. Investment Banking delivered solid results driven by the strength of our diversified strategic franchise and an accelerated wind-down of risk-weighted assets and leverage exposure in our non-strategic unit. In our strategic businesses, net revenues declined 6% compared to 2Q13 primarily driven by less favorable trading conditions in our equity sales and trading businesses and continued weakness in global macro products, particularly in foreign exchange and commodities. Compared to 1Q14, net revenues declined 5% in our strategic businesses as less favorable trading conditions in certain fixed income businesses and equity sales and trading, offset strong results in underwriting and advisory. In 2Q14, we accelerated the wind-down of the non-strategic unit, reducing Swiss leverage exposure by USD 3 billion, or 4%, and Basel III risk-weighted assets by USD 6 billion, or 32%, compared to 1Q14.

Divisional results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	3,342	3,416	3,400	(2)	(2)	6,758	7,345	(8)
of which strategic results	3,395	3,563	3,604	(5)	(6)	6,958	7,621	(9)
of which non-strategic results	(53)	(147)	(204)	(64)	(74)	(200)	(276)	(28)
Provision for credit losses	(5)	0	4	–	–	(5)	(2)	150
Compensation and benefits	1,499	1,521	1,466	(1)	2	3,020	2,951	2
General and administrative expenses	889	856	934	4	(5)	1,745	1,849	(6)
Commission expenses	207	212	242	(2)	(14)	419	493	(15)
Total other operating expenses	1,096	1,068	1,176	3	(7)	2,164	2,342	(8)
Total operating expenses	2,595	2,589	2,642	0	(2)	5,184	5,293	(2)
of which strategic results	2,366	2,439	2,434	(3)	(3)	4,805	4,911	(2)
of which non-strategic results	229	150	208	53	10	379	382	(1)
Income before taxes	752	827	754	(9)	0	1,579	2,054	(23)
of which strategic results	1,034	1,124	1,167	(8)	(11)	2,158	2,714	(20)
of which non-strategic results	(282)	(297)	(413)	(5)	(32)	(579)	(660)	(12)
Statement of operations metrics (%)
Return on capital [1]	12.3	13.6	11.0	–	–	13.0	15.8	–
Cost/income ratio	77.6	75.8	77.7	–	–	76.7	72.1	–
Pre-tax income margin	22.5	24.2	22.2	–	–	23.4	28.0	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	19,872	19,538	19,362	2	3	19,822	19,032	4
Pre-tax return on average utilized economic capital (%) [2]	15.6	17.4	16.1	–	–	16.4	22.1	–
Number of employees (full-time equivalents)
Number of employees	19,000	19,200	19,500	(1)	(3)	19,000	19,500	(3)
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 27% in 6M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Net revenue detail (CHF million)
Debt underwriting	483	468	535	3	(10)	951	996	(5)
Equity underwriting	268	183	207	46	29	451	364	24
Total underwriting	751	651	742	15	1	1,402	1,360	3
Advisory and other fees	161	180	167	(11)	(4)	341	312	9
Total underwriting and advisory	912	831	909	10	0	1,743	1,672	4
Fixed income sales and trading	1,428	1,489	1,257	(4)	14	2,917	3,244	(10)
Equity sales and trading	1,134	1,201	1,338	(6)	(15)	2,335	2,635	(11)
Total sales and trading	2,562	2,690	2,595	(5)	(1)	5,252	5,879	(11)
Other	(132)	(105)	(104)	26	27	(237)	(206)	15
Net revenues	3,342	3,416	3,400	(2)	(2)	6,758	7,345	(8)
Average one-day, 98% risk management Value-at-Risk (CHF million)
Interest rate	13	12	22	8	(41)	12	22	(45)
Credit spread	30	31	36	(3)	(17)	30	37	(19)
Foreign exchange	9	11	10	(18)	(10)	10	9	11
Commodity	2	3	2	(33)	0	2	2	0
Equity	17	19	15	(11)	13	18	16	13
Diversification benefit	(30)	(35)	(45)	(14)	(33)	(31)	(46)	(33)
Average one-day, 98% risk management Value-at-Risk	41	41	40	0	2	41	40	2

Key performance indicators
We target a divisional cost/income ratio of 70% for the Investment Banking division. The cost/income ratio was 77.6% in 2Q14, compared to 75.8% in 1Q14 and 77.7% in 2Q13. The cost/income ratio for our strategic results was 69.7% in 2Q14 compared to 68.5% in 1Q14 and 67.5% in 2Q13.
> Refer to “Key performance indicators” in Core Results for further information.

EVOLVING THE INVESTMENT BANKING BUSINESS MODEL
Over the past year, we have made significant progress in transforming the macro products franchise to adapt to the evolving operating and regulatory environment. In line with this strategy, in 2Q14, we announced an exit from the commodities trading business in order to redeploy resources to more profitable businesses. The results of this business during the wind-down period will be reflected in the non-strategic unit beginning in 3Q14. We expect to achieve incremental expense savings of approximately USD 75 million, and a reduction in Basel III risk-weighted assets of USD 2 billion and Swiss leverage exposure of USD 5 billion from 2Q14 to the end-state. Additionally, we will also re-focus the foreign exchange business towards a combination of electronic trading and voice offering for larger and more complex trades and will further simplify our rates product offering to focus primarily on satisfying client liquidity needs in cash products and derivatives.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Investment Banking
in / end of	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13
Statements of operations (CHF million)
Net revenues	3,395	3,563	3,604	(53)	(147)	(204)	3,342	3,416	3,400
Provision for credit losses	(5)	0	3	0	0	1	(5)	0	4
Compensation and benefits	1,476	1,495	1,438	23	26	28	1,499	1,521	1,466
Total other operating expenses	890	944	996	206	124	180	1,096	1,068	1,176
Total operating expenses	2,366	2,439	2,434	229	150	208	2,595	2,589	2,642
Income/(loss) before taxes	1,034	1,124	1,167	(282)	(297)	(413)	752	827	754
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	148,663	146,276	147,028	11,536	16,436	19,159	160,199	162,712	166,187
Risk-weighted assets – Basel III (USD)	167,639	165,592	155,397	13,009	18,607	20,249	180,648	184,199	175,646
Total assets	501,387	497,833	545,472	23,714	23,662	29,743	525,101	521,495	575,215
Swiss leverage exposure	692,836	685,298	780,563	63,785	66,521	88,104	756,621	751,819	868,667

Strategic results

OVERVIEW
In 2Q14, our strategic businesses reported income before taxes of CHF 1,034 million and net revenues of CHF 3,395 million.
Fixed income revenues were higher compared to 2Q13, reflecting continued investor demand for yield products, but were partially offset by challenging trading conditions in global macro products. Revenues decreased compared to 1Q14, as lower global credit products and securitized products results, following a seasonally stronger 1Q14 for these businesses, more than offset a rebound in emerging markets revenues.
Equities sales and trading results declined from strong 2Q13 levels, driven by less favorable trading conditions, specifically a low volatility and low volume environment, resulting in reduced client activity. Revenues were lower than 1Q14, primarily driven by weak client activity in our equity derivatives business.
Underwriting and advisory results were higher compared to 2Q13 and 1Q14, reflecting significantly higher equity underwriting revenues, as origination remained robust.
Results in 2Q14 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which negatively impacted revenues and favorably impacted expenses. Compared to 2Q13, revenues decreased 6% and total operating expenses decreased 3% in Swiss francs while revenues were stable and total operating expenses increased 4% in US dollars.
As of the end of 2Q14, we reported Basel III risk-weighted assets of USD 168 billion, up USD 2 billion from 1Q14. Additionally, we reported Swiss leverage exposure in our strategic businesses of USD 781 billion, an increase of USD 5 billion from 1Q14.
The following provides a comparison of our strategic 2Q14 results versus 2Q13 (YoY) and versus 1Q14 (QoQ).

Net revenues
Debt underwriting
YoY: Down 10% from CHF 534 million to CHF 483 million
We had significantly lower revenues from emerging markets following strong performance in 2Q13, particularly in structured lending and Brazil. This decrease was partially offset by higher investment grade revenues, driven by market share gains and higher global industry-wide issuance volumes. Results also reflected higher leveraged finance revenues, driven by high yield market share gains, and increased global high yield industry-wide issuance volumes.

QoQ: Up 3% from CHF 468 million to CHF 483 million
The increase was driven by continued strength in leveraged finance as global high yield industry-wide issuance volumes more than offset slightly lower market share. We also had higher investment grade results driven by increased global industry-wide issuance volumes.

Equity underwriting
YoY: Up 30% from CHF 206 million to CHF 268 million
The increase reflected significantly higher revenues from initial public offerings (IPOs), reflecting substantially higher global industry-wide issuance activity. We also had higher results from follow-on offerings and solid performance in convertibles, as higher global industry-wide issuance volumes more than offset lower market share in both products.

QoQ: Up 46% from CHF 183 million to CHF 268 million
The increase was primarily driven by higher revenues from IPOs, reflecting market share gains and substantially higher global industry-wide issuance activity. We also had higher results from follow-on offerings and convertibles, as higher global industry-wide issuance volumes more than offset lower market share in both products.

Strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Debt underwriting	483	468	534	3	(10)	951	995	(4)
Equity underwriting	268	183	206	46	30	451	363	24
Total underwriting	751	651	740	15	1	1,402	1,358	3
Advisory and other fees	161	180	167	(11)	(4)	341	312	9
Total underwriting and advisory	912	831	907	10	1	1,743	1,670	4
Fixed income sales and trading	1,485	1,609	1,434	(8)	4	3,094	3,462	(11)
Equity sales and trading	1,119	1,207	1,368	(7)	(18)	2,326	2,684	(13)
Total sales and trading	2,604	2,816	2,802	(8)	(7)	5,420	6,146	(12)
Other	(121)	(84)	(105)	44	15	(205)	(195)	5
Net revenues	3,395	3,563	3,604	(5)	(6)	6,958	7,621	(9)
Provision for credit losses	(5)	0	3	–	–	(5)	(4)	25
Compensation and benefits	1,476	1,495	1,438	(1)	3	2,971	2,897	3
General and administrative expenses	688	735	758	(6)	(9)	1,423	1,534	(7)
Commission expenses	202	209	238	(3)	(15)	411	480	(14)
Total other operating expenses	890	944	996	(6)	(11)	1,834	2,014	(9)
Total operating expenses	2,366	2,439	2,434	(3)	(3)	4,805	4,911	(2)
Income before taxes	1,034	1,124	1,167	(8)	(11)	2,158	2,714	(20)
Statement of operations metrics (%)
Return on capital [1]	18.5	20.5	19.1	–	–	19.5	23.3	–
Cost/income ratio	69.7	68.5	67.5	–	–	69.1	64.4	–
Pre-tax income margin	30.5	31.5	32.4	–	–	31.0	35.6	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	148,663	146,276	147,028	2	1	148,663	147,028	1
Risk-weighted assets – Basel III (USD)	167,639	165,592	155,397	1	8	167,639	155,397	8
Total assets	501,387	497,833	545,472	1	(8)	501,387	545,472	(8)
Swiss leverage exposure	692,836	685,298	780,563	1	(11)	692,836	780,563	(11)
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 27% in 6M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Advisory and other fees
YoY: Down 4% from CHF 167 million to CHF 161 million
The decrease was due to lower market share and lower industry-wide completed M&A activity. Additionally, results were adversely impacted as 2Q13 included higher restructuring advisory fees.

QoQ: Down 11% from CHF 180 million to CHF 161 million
The decrease was driven by lower M&A fees as a slowdown in completed M&A activity, relative to robust 1Q14 levels, more than offset higher market share.

Fixed income sales and trading
YoY: Up 4% from CHF 1,434 million to CHF 1,485 million
Fixed income results reflected continued investor demand for yield products, specifically credit and securitized products in a low rate environment. 2Q13 performance was adversely impacted by a significant decline in trading activity due to rising rates and widening credit spreads from the US Federal Reserve’s announcement to reduce its bond buying program. Emerging markets revenues improved substantially, primarily driven by strong financing activity. Results also reflected higher revenues from corporate lending. Securitized products revenues increased, driven by higher revenues in agency securities and mortgage servicing and consistent performance in asset finance. We had solid performance in global credit products, as strong origination activity led to higher secondary trading in our investment grade and leveraged finance franchises. We had significantly lower global macro products revenues as a low volatility environment resulted in subdued client activity, particularly in our foreign exchange and commodities businesses. We had lower rates revenues driven by declines in Japan and the US.

QoQ: Down 8% from CHF 1,609 million to CHF 1,485 million
Fixed income sales and trading revenues declined, primarily due to lower results in our global credit products and securitized products, following a seasonally stronger 1Q14 for these businesses. We had significantly lower revenues from global credit products, driven by lower leveraged finance trading revenues. Securitized products revenues declined, as lower revenues across agency and non-agency securities and mortgage servicing offset continued momentum in our leading asset finance franchise. We also had lower results from global macro products, as weakness in foreign exchange and commodities more than offset higher rates revenues in the US and Europe. These decreases were partially offset by significantly improved emerging markets results due to improved trading conditions across regions and higher financing activity.

Equity sales and trading
YoY: Down 18% from CHF 1,368 million to CHF 1,119 million
The decrease was driven by less favorable trading conditions, specifically a low volatility and low volume environment, resulting in reduced client activity. We had substantially lower revenues from systematic market making, reflecting significantly less favorable trading conditions compared to 2Q13, which included the positive impact of quantitative easing in Japan. We also had lower derivatives revenues, as a significant decline in volatility resulted in weaker client activity, particularly in our US flow businesses, and 2Q13 results benefitted from strong performance in Asia and the US. Cash equities revenues declined significantly, as reduced commission revenues, reflecting lower global market volumes, more than offset market share gains in the US. We had solid prime services results, reflecting continued market leadership, increased activity in Europe and growth in client clearing services.

QoQ: Down 7% from CHF 1,207 million to CHF 1,119 million
The decline was primarily driven by lower derivatives revenues following a strong 1Q14 performance. We also had lower results from systematic market making, driven by less favorable trading conditions. Cash equities revenues were higher, reflecting improved trading conditions in Latin America. We also had solid results in prime services, driven by increased revenues from the European dividend season.

Operating expenses
Compensation and benefits
YoY: Up 3% from CHF 1,438 million to CHF 1,476 million
Compensation and benefits increased, driven by higher deferred compensation expense, as new award accruals more than offset roll-offs from prior year awards. We also had higher discretionary compensation expense, reflecting a change in the variable compensation accrual methodology.

QoQ: Stable at CHF 1,476 million
We had lower deferred compensation expense from prior-year awards and lower discretionary compensation expense. The decreases were offset by higher employee benefits and higher salaries.

General and administrative expenses
YoY: Down 9% from CHF 758 million to CHF 688 million
The decrease was driven by lower technology costs and lower UK bank levy expenses.

QoQ: Down 6% from CHF 735 million to CHF 688 million
The decrease was driven by lower technology costs and lower UK bank levy expenses.

Non-strategic results

Overview
Non-strategic results for Investment Banking include the fixed income wind-down portfolio, legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.
In 2Q14, we continued the wind-down of the non-strategic unit, including the reduction of Basel III risk-weighted assets and Swiss leverage exposure. We reported a loss before taxes of CHF 282 million and net revenue losses of CHF 53 million. The smaller loss reflected portfolio net valuation gains and improved funding costs from proactive management of both our legacy debt instruments and trading assets. Total operating expenses increased compared to both 2Q13 and 1Q14, driven by higher litigation provisions.
As of the end of 2Q14, we reported Basel III risk-weighted assets of USD 13 billion, down USD 7 billion, or 35%, from 2Q13. Additionally, we have reduced Basel III risk-weighted assets by USD 6 billion, or 32%, from 1Q14. This compares to our risk-weighted assets target of USD 6 billion by year-end 2015. We reported Swiss leverage exposure of USD 72 billion, a reduction of USD 21 billion, or 23%, from 2Q13 and a reduction of USD 3 billion, or 4%, from 1Q14. This compares to our target of USD 24 billion in Swiss leverage exposure by year-end 2015.

Non-strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	(53)	(147)	(204)	(64)	(74)	(200)	(276)	(28)
Provision for credit losses	0	0	1	–	(100)	0	2	(100)
Compensation and benefits	23	26	28	(12)	(18)	49	54	(9)
Total other operating expenses	206	124	180	66	14	330	328	1
of which litigation	157	65	128	142	23	222	228	(3)
Total operating expenses	229	150	208	53	10	379	382	(1)
Loss before taxes	(282)	(297)	(413)	(5)	(32)	(579)	(660)	(12)
Revenue details (CHF million)
Fixed income wind-down	(44)	(55)	(32)	(20)	38	(99)	(26)	281
Legacy rates business	5	(26)	(7)	–	–	(21)	21	–
Legacy funding costs	(35)	(46)	(98)	(24)	(64)	(81)	(194)	(58)
Other	21	(20)	(67)	–	–	1	(77)	–
Net revenues	(53)	(147)	(204)	(64)	(74)	(200)	(276)	(28)
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	11,536	16,436	19,159	(30)	(40)	11,536	19,159	(40)
Risk-weighted assets – Basel III (USD)	13,009	18,607	20,249	(30)	(36)	13,009	20,249	(36)
Total assets	23,714	23,662	29,743	0	(20)	23,714	29,743	(20)
Swiss leverage exposure	63,785	66,521	88,104	(4)	(28)	63,785	88,104	(28)

The following provides a comparison of our non-strategic 2Q14 results versus 2Q13 (YoY) and versus 1Q14 (QoQ).

Net revenues
YoY: From CHF (204) million to CHF (53) million
We had lower losses, reflecting net valuation gains in our portfolio and lower funding costs from proactive management of both our legacy debt instruments and trading assets.

QoQ: From CHF (147) million to CHF (53) million
We had lower losses, reflecting net valuation gains in our portfolio and lower funding costs from proactive management of both our legacy debt instruments and trading assets.

Total operating expenses
YoY: Up 10% from CHF 208 million to CHF 229 million
The increase was driven by significantly higher litigation provisions, primarily in connection with mortgage-related matters.

QoQ: Up 53% from CHF 150 million to CHF 229 million
The increase was driven by significantly higher litigation provisions, primarily in connection with mortgage-related matters.

Corporate Center
In 2Q14, we recorded a loss before taxes of CHF 373 million, primarily reflecting business realignment costs and IT architecture simplification expenses.

Results overview
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center separately presents non-strategic items, which management does not consider representative of our core performance. Such items include the valuation impacts from movements in credit spreads on our own liabilities carried at fair value, certain business realignment costs, IT architecture simplification expenses, certain litigation provisions, business wind-down costs and impairments not included in the divisional non-strategic units and legacy funding costs associated with non-Basel III compliant debt instruments not included in the results of the Investment Banking non-strategic unit.
In 2Q14, losses before taxes of CHF 373 million increased 185% compared to 2Q13, mainly reflecting a fair value loss from movements in own credit spreads of CHF 10 million in 2Q14 compared to fair value gains of CHF 130 million in 2Q13. Fair value losses of CHF 29 million on own long-term vanilla debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. The higher losses in 2Q14 results also reflected higher IT architecture simplification expenses of CHF 81 million in 2Q14 compared to CHF 19 million in 2Q13.

Corporate Center results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	45	(187)	11	–	309	(142)	(194)	(27)
Provision for credit losses	0	1	1	(100)	(100)	1	1	0
Compensation and benefits	235	166	95	42	147	401	221	81
General and administrative expenses	183	97	41	89	346	280	66	324
Commission expenses	0	(12)	5	100	(100)	(12)	25	–
Total other operating expenses	183	85	46	115	298	268	91	195
Total operating expenses	418	251	141	67	196	669	312	114
Loss before taxes	(373)	(439)	(131)	(15)	185	(812)	(507)	60
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	15,433	15,899	16,319	(3)	(5)	15,433	16,319	(5)
Total assets	42,509	31,220	31,852	36	33	42,509	31,852	33
Swiss leverage exposure	42,675	32,184	44,520	33	(4)	42,675	44,520	(4)
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Strategic and Non-strategic results
	Strategic results			Non-strategic results			Corporate Center
in	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13	2Q14	1Q14	2Q13
Statements of operations (CHF million)
Net revenues	(3)	(41)	(41)	48	(146)	52	45	(187)	11
Provision for credit losses	0	1	1	0	0	0	0	1	1
Compensation and benefits	70	77	18	165	89	77	235	166	95
Total other operating expenses	76	30	35	107	55	11	183	85	46
Total operating expenses	146	107	53	272	144	88	418	251	141
Loss before taxes	(149)	(149)	(95)	(224)	(290)	(36)	(373)	(439)	(131)

Corporate Center – non-strategic results
	in / end of			% change		in / end of		% change
	2Q14	1Q14	2Q13	QoQ	YoY	6M14	6M13	YoY
Statements of operations (CHF million)
Net revenues	48	(146)	52	–	(8)	(98)	(146)	(33)
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	272	144	88	89	209	416	170	145
Loss before taxes	(224)	(290)	(36)	(23)	–	(514)	(316)	63
of which fair value impact from movements in own credit spreads	(10)	(120)	130	(92)	–	(130)	50	–
of which realignment costs [1]	(136)	(62)	(133)	119	2	(198)	(225)	(12)
of which IT architecture simplification expenses	(81)	(61)	(19)	33	326	(142)	(19)	–
of which real estate sales	5	34	–	(85)	–	39	–	–
of which legacy funding costs [2]	(22)	(6)	(22)	267	–	(28)	(43)	(35)
of which reclassifications to discontinued operations [3]	10	(56)	5	–	100	(46)	(12)	283
of which other non-strategic items	10	(19)	3	–	233	(9)	(67)	(87)
1 Business realignment costs relating to divisional realignment costs are prospectively presented in the relevant divisional non-strategic results beginning in 4Q13.
2 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
3
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of ETF, secondary private equity and CFIG businesses and the announced sale of domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. Our Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.

in	2Q14	1Q14	2Q13	6M14	6M13
Impact from movements in own credit spreads (CHF million)
Fair value gains/(losses) from movements in own credit spreads	(10)	(120)	130	(130)	50
of which fair value gains/(losses) on own long-term vanilla debt	(29)	(92)	17	(121)	(20)
of which fair value gains/(losses) from DVA on structured notes	4	(4)	79	0	38
of which fair value gains/(losses) on stand-alone derivatives	15	(24)	34	(9)	32

Assets under management
We had net asset inflows from continuing operations of CHF 10.7 billion during 2Q14 and assets under management from continuing operations of CHF 1,319.6 billion as of the end of 2Q14.

Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic business are reported in each applicable business and eliminated at the divisional level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management from continuing operations of CHF 1,319.6 billion increased CHF 38.5 billion or 3.0% compared to the end of 1Q14, driven mainly by positive market movements, net new assets and favorable foreign exchange-related movements. Compared to the end of 2Q13, assets under management from continuing operations were CHF 74.2 billion higher, primarily reflecting positive market movements and net new assets of CHF 38.4 billion, partially offset by adverse foreign exchange-related movements.
> Refer to “Private Banking & Wealth Management” in I – Credit Suisse results and “Note 37 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information.

Assets under management and client assets
	end of				% change
	2Q14	1Q14	4Q13	2Q13	QoQ	Ytd	YoY
Assets under management (CHF billion)
Wealth Management Clients	829.7	804.9	790.7	782.3	3.1	4.9	6.1
Corporate & Institutional Clients	261.4	254.4	250.0	238.3	2.8	4.6	9.7
Asset Management	377.1	363.4	352.3	346.1	3.8	7.0	9.0
Non-strategic	25.9	25.9	44.4	83.8	0.0	(41.7)	(69.1)
Assets managed across businesses [1]	(164.4)	(156.1)	(155.0)	(153.9)	5.3	6.1	6.8
Assets under management	1,329.7	1,292.5	1,282.4	1,296.6	2.9	3.7	2.6
of which continuing operations	1,319.6	1,281.1	1,253.4	1,245.4	3.0	5.3	6.0
of which discontinued operations	10.1	11.4	29.0	51.2	(11.4)	(65.2)	(80.3)
Assets under management from continuing operations	1,319.6	1,281.1	1,253.4	1,245.4	3.0	5.3	6.0
of which discretionary assets	421.0	410.7	397.6	387.6	2.5	5.9	8.6
of which advisory assets	898.6	870.4	855.8	857.8	3.2	5.0	4.8
Client assets (CHF billion)
Wealth Management Clients	953.6	917.8	904.5	886.9	3.9	5.4	7.5
Corporate & Institutional Clients	352.3	362.8	353.3	336.9	(2.9)	(0.3)	4.6
Asset Management	377.1	363.4	352.3	346.1	3.8	7.0	9.0
Non-strategic	32.8	32.4	51.8	87.2	1.2	(36.7)	(62.4)
Assets managed across businesses [1]	(164.4)	(156.1)	(155.0)	(153.9)	5.3	6.1	6.8
Client Assets	1,551.4	1,520.3	1,506.9	1,503.2	2.0	3.0	3.2
of which continuing operations	1,540.4	1,508.5	1,477.5	1,451.6	2.1	4.3	6.1
of which discontinued operations	11.0	11.8	29.4	51.6	(6.8)	(62.6)	(78.7)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.

Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
We recorded net new assets from continuing operations of CHF 10.7 billion in 2Q14.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 7.4 billion in 2Q14 with continued strong inflows from emerging markets, particularly in Asia Pacific, and Switzerland, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 0.6 billion in 2Q14. Asset Management reported net new assets of CHF 4.1 billion in 2Q14, driven by inflows in traditional products, with substantial contributions from index strategies, and inflows from hedge funds and credit products. In our non-strategic portfolio, net asset outflows of CHF 1.7 billion reflected our exit of certain businesses, of which CHF 0.6 billion were classified as discontinued operations.

Growth in assets under management
in	2Q14	1Q14	2Q13	6M14	6M13
Growth in assets under management (CHF billion)
Net new assets from continuing operations	10.7	14.7	8.7	25.4	23.1
Net new assets from discontinued operations	(0.6)	(1.0)	(1.1)	(1.6)	(3.5)
Net new assets	10.1	13.7	7.6	23.8	19.6
of which Wealth Management Clients	7.4	10.6	7.7	18.0	13.4
of which Corporate & Institutional Clients	0.6	0.4	(0.2)	1.0	4.3
of which Asset Management [1]	4.1	6.9	2.6	11.0	11.1
of which non-strategic	(1.7)	(2.3)	(1.4)	(4.0)	(3.7)
of which assets managed across businesses [2]	(0.3)	(1.9)	(1.1)	(2.2)	(5.5)
Other effects from continuing operations	27.8	13.0	(21.9)	40.8	24.5
Other effects from discontinued operations	(0.7)	(16.6)	(0.7)	(17.3)	1.7
Other effects	27.1	(3.6)	(22.6)	23.5	26.2
of which Wealth Management Clients	17.4	3.6	(19.8)	21.0	10.9
of which Corporate & Institutional Clients	6.4	4.0	(0.2)	10.4	10.2
of which Asset Management	9.6	4.2	(3.5)	13.8	9.7
of which non-strategic	1.7	(16.2)	(0.2)	(14.5)	2.8
of which assets managed across businesses [2]	(8.0)	0.8	1.1	(7.2)	(7.4)
Growth in assets under management from continuing operations	38.5	27.7	(13.2)	66.2	47.6
Growth in assets under management from discontinued operations	(1.3)	(17.6)	(1.8)	(18.9)	(1.8)
Growth in assets under management	37.2	10.1	(15.0)	47.3	45.8
of which Wealth Management Clients	24.8	14.2	(12.1)	39.0	24.3
of which Corporate & Institutional Clients	7.0	4.4	(0.4)	11.4	14.5
of which Asset Management [1]	13.7	11.1	(0.9)	24.8	20.8
of which non-strategic	0.0	(18.5)	(1.6)	(18.5)	(0.9)
of which assets managed across businesses [2]	(8.3)	(1.1)	0.0	(9.4)	(12.9)

Growth in assets under management (continued)
in	2Q14	1Q14	2Q13	6M14	6M13
Growth in assets under management (annualized) (%)
Net new assets from continuing operations	3.3	4.7	2.8	4.1	3.9
Net new assets from discontinued operations	(21.1)	(13.8)	(8.3)	(11.0)	(13.2)
Net new assets	3.1	4.3	2.3	3.7	3.1
of which Wealth Management Clients	3.7	5.4	3.9	4.6	3.5
of which Corporate & Institutional Clients	0.9	0.6	(0.3)	0.8	3.8
of which Asset Management [1]	4.5	7.8	3.0	6.3	6.8
of which non-strategic	(26.3)	(20.7)	(6.6)	(18.0)	(8.7)
of which assets managed across businesses [2]	0.8	4.9	2.9	2.8	7.8
Other effects from continuing operations	8.7	4.1	(7.0)	6.5	4.0
Other effects from discontinued operations	(24.5)	(229.0)	(5.3)	(119.3)	6.4
Other effects	8.4	(1.1)	(6.9)	3.7	4.2
of which Wealth Management Clients	8.6	1.8	(10.0)	5.3	2.9
of which Corporate & Institutional Clients	10.1	6.4	(0.4)	8.3	9.2
of which Asset Management	10.6	4.8	(4.0)	7.8	6.0
of which non-strategic	26.3	(146.0)	(0.9)	(65.3)	6.6
of which assets managed across businesses [2]	20.5	(2.1)	(2.9)	9.3	10.5
Growth in assets under management continuing operations	12.0	8.8	(4.2)	10.6	7.9
Growth in assets under management from discontinued operations	(45.6)	(242.8)	(13.6)	(130.3)	(6.8)
Growth in assets under management	11.5	3.2	(4.6)	7.4	7.3
of which Wealth Management Clients	12.3	7.2	(6.1)	9.9	6.4
of which Corporate & Institutional Clients	11.0	7.0	(0.7)	9.1	13.0
of which Asset Management [1]	15.1	12.6	(1.0)	14.1	12.8
of which non-strategic	0.0	(166.7)	(7.5)	(83.3)	(2.1)
of which assets managed across businesses [2]	21.3	2.8	0.0	12.1	18.3
Growth in net new assets (rolling four-quarter average) (%)
Net new assets from continuing operations	3.1	2.9	3.1	–	–
Net new assets from discontinued operations	(4.1)	(4.9)	(7.8)	–	–
Net new assets	2.8	2.6	2.6	–	–
of which Wealth Management Clients	3.0	3.0	3.1	–	–
of which Corporate & Institutional Clients	2.3	2.0	2.5	–	–
of which Asset Management [1]	4.3	3.9	4.3	–	–
of which non-strategic	0.9	1.4	3.5	–	–
of which Assets managed across businesses [2]	0.0	0.0	0.0	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Net new assets
in	2Q14	1Q14	2Q13	6M14	6M13
Net new assets (CHF billion)
Wealth Management Clients	7.4	10.6	7.7	18.0	13.4
Corporate & Institutional Clients	0.6	0.4	(0.2)	1.0	4.3
Asset Management	4.1	6.9	2.6	11.0	11.1
Non-strategic	(1.7)	(2.3)	(1.4)	(4.0)	(3.7)
Assets managed across businesses [1]	(0.3)	(1.9)	(1.1)	(2.2)	(5.5)
Net new assets	10.1	13.7	7.6	23.8	19.6
of which continuing operations	10.7	14.7	8.7	25.4	23.1
of which discontinued operations	(0.6)	(1.0)	(1.1)	(1.6)	(3.5)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
During 2Q14, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.

Overview
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.
Our internal liquidity risk management framework is subject to review and monitoring by the FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2013 for further information on liquidity and funding management.

Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, well in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time in excess of our minimum target.
In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR).
The LCR, which will be phased in beginning January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of the stock of high-quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for four years, reaching 100% by January 1, 2019.
The NSFR, which is expected to be introduced on January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once it becomes effective, should always be at least 100%.
Although the NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the BCBS and FINMA, we began using the NSFR in 2012 as one of our primary tools, in parallel with the liquidity barometer, to monitor our structural liquidity position, plan funding and as the basis for our funds transfer pricing policy. We estimate that our NSFR under the current FINMA framework was approximately 100% as of the end of 2Q14. Our estimate is based on the definitions and methodologies outlined in the aforementioned BCBS Basel III international framework for liquidity risk measurement, standards and monitoring issued in December 2010, the Liquidity ordinance discussed below implementing the Basel III liquidity requirements into Swiss law, and other guidance and requirements of FINMA. Where requirements are unclear or left to be determined by the BCBS and FINMA, we have made our own interpretation and assumptions which may not be consistent with those of other financial institutions or what may ultimately be required by the BCBS and FINMA. The NSFR is based on regulatory metrics, the disclosure of which is not yet required, and, as such, it represents a non-GAAP financial measure.
In January 2014, the BCBS issued final LCR rules and disclosure requirements that are to be implemented as part of banks’ regular disclosures after January 1, 2015. The BCBS also proposed revisions to the NSFR, which are expected to become the minimum standard by the previously announced date of January 1, 2018.
In June 2014, the Swiss Federal Council approved proposed revisions to a liquidity ordinance, adopted in November 2012 (Liquidity ordinance), which requires Swiss banks to maintain a specified liquidity standard and implements Basel III liquidity requirements into Swiss law. The purpose of the revisions is to reflect the final Basel III LCR rules in the Liquidity ordinance. Pursuant to the revisions, all Swiss banks will be subject to an LCR requirement. Systemically relevant banks like us will be subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015, while other banks will be subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. The revisions will enter into force on January 1, 2015. Following these revisions, beginning in 2Q14 the majority of the balance sheet usage related to a portfolio of high-quality liquid assets managed by our Treasury function and previously recorded in the Corporate Center has been allocated to the business divisions to allow for a more efficient management of their business activities from an overall Group perspective with respect to LCR and Swiss leverage requirements arising from the portfolio of assets. Prior periods have been restated for the related impact on assets and Swiss leverage exposures.
Our revised liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.

Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency, tenor, geography and maturity, and whether they are secured or unsecured. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
These assets include our liquidity pool, which as of the end of 2Q14 based on our internal model was CHF 153 billion, net of a stress test level haircut. The liquidity pool consisted of CHF 47 billion of cash held at major central banks, primarily the Fed, SNB and the ECB, CHF 70 billion of securities issued by governments and government agencies, primarily of the US, Britain and France and CHF 36 billion of other highly liquid assets including equity securities that form part of major indices. As of June 30, 2014, our internal model included the application of a stress test level average haircut equal to approximately 35% of the market value of non-cash positions in the liquidity pool, a decrease compared to prior periods reflecting a refinement in the calculation through elimination of certain loan balances which had previously received a 100% haircut. The haircut reflects our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 18% as of the end of 2Q14 compared to 22% as of the end of 1Q14, reflecting a slight increase in loans and a slight decrease in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as a haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.

Our core customer deposits totaled CHF 295 billion as of the end of 2Q14 compared to CHF 301 billion as of the end of 1Q14, reflecting a stable customer deposit base in Private Banking & Wealth Management. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.

Liquidity pool
June 30, 2014	Swiss franc	US dollar	Euro	Other currencies	Total
Liquidity pool by currencies (CHF billion)
Cash held at central banks	20.7	23.7	1.8	0.6	46.8
Government bonds	2.5	43.5	10.0	14.3	70.3	[1]
Fixed income securities	1.6	7.0	0.6	5.4	14.6
Liquid equity securities	-	15.0	-	6.2	21.2
Total liquidy pool (based on internal model)	24.8	89.2	12.4	26.5	152.9
1 Includes reverse repurchases of government bonds of CHF 24.6 billion.

Debt issuances and redemptions
Our long-term debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or from our own international covered bond program.
The table below provides information on long-term debt issuances, maturities and redemptions in 2Q14, excluding structured notes.

Debt issuances and redemptions
in 2Q14	Senior	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	9.1	2.2	11.3
of which unsecured	9.1	2.2	11.3
Maturities / Redemptions	3.9	–	3.9
of which unsecured	3.8	–	3.8
of which secured [1]	0.1	–	0.1
Excludes structured notes.
1 Includes covered bonds.

As of the end of 2Q14, we had outstanding long-term debt of CHF 144 billion, which included senior and subordinated instruments. We had CHF 41.7 billion and CHF 16.8 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2Q14 compared to CHF 38.4 billion and CHF 16.9 billion, respectively, as of 1Q14.
> Refer to “Capital issuances and redemptions” in Capital management for information on issuances of capital notes, all of which constitute subordinated debt instruments.

As of the end of 2Q14, the weighted average maturity of long-term debt was 6.6 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
Short-term borrowings increased 22% to CHF 29.4 billion as of the end of 2Q14 compared to CHF 24.2 billion in 1Q14.

Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.2 billion, CHF 2.9 billion and CHF 4.0 billion, respectively, as of the end of 2Q14, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
As of the end of 2Q14, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2013 for further information.

Capital management
As of the end of 2Q14, our CET1 ratio was 13.8% under Basel III and 9.5% on a look-through basis. Our RWA under Basel III were CHF 285.4 billion and our Swiss leverage ratio was 4.8%.

Regulatory capital framework
Overview
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2013 for further information.

Capital structure under Basel III
The BCBS issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.

Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress.

A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2014		2015		2016		2017		2018		2019
Capital ratios
CET1	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer					0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB					0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	4.0%		4.5%		5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%		1.5%		1.5%		1.5%
Total tier 1	5.5%		6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	2.5%	[1]	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets, certain deferred tax assets and participations in financial institutions.

Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk. This countercyclical buffer will be phased in from January 1, 2016 through January 1, 2019.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out.

Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks goes beyond Basel III’s minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2013 for further information.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.

The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business. Effective in 2014, FINMA set our progressive component requirement at 3.66% for 2019. On July 28, 2014, FINMA notified us that, effective in 2015, the progressive component requirement for 2019 will be increased from 3.66% to 4.05% due to the latest assessment of relevant market shares. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. Effective September 2013, the buffer was activated and initially required banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgages that finance residential property in Switzerland. In January 2014, upon the request of SNB, the Swiss

Federal Council increased the countercyclical buffer from 1% to 2%, effective June 30, 2014. As of the end of 2Q14, our countercyclical buffer was CHF 299 million, which is equivalent to an additional requirement of 0.10% of CET1 capital.
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both Bank for International Settlements (BIS) and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet in the Financial Report 1Q14 for further information on the FINMA Decree.

Beginning in 1Q14, we adjusted the presentation of our Swiss capital metrics and terminology and we now refer to Swiss Core Capital as Swiss CET1 capital and Swiss Total Capital as Swiss total eligible capital. Swiss Total Capital previously reflected the tier 1 participation securities, which were fully redeemed in 1Q14. Swiss CET1 capital consists of BIS CET1 capital and certain other Swiss adjustments. Swiss total eligible capital consists of Swiss CET1 capital, high-trigger capital instruments, low-trigger capital instruments and additional tier 1 instruments and tier 2 instruments subject to phase-out and phase-in deductions from CET1.
We must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.

Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge (IRC), stressed Value-at-Risk (VaR), risks not in VaR, comprehensive risk measure framework and advanced credit valuation adjustment (CVA).
FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 2Q14, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Risk measurement models” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2013 for further information.
> Refer to “Market risk” in Risk management for further information on Credit Suisse’s risk measurement models and backtesting exceptions.

Regulatory developments and proposals
In June 2014, FINMA released a draft circular regarding the implementation of the leverage ratio requirements in Switzerland in response to the BCBS publication of the framework and disclosure requirements for the Basel III leverage ratio. The required Basel III leverage ratio, which seeks to measure tier 1 capital against exposure, is expected to be at least 3%. Although the effective date of the Basel III leverage ratio is not until 2018, banks will be required to disclose the ratio on a consolidated basis beginning in 2015, subject to implementation by national regulators.
In April 2014, the BCBS finalized its large exposures framework standard, with implementation required by January 1, 2019. The standard calls for a limit on all of a bank’s exposures to a single counterparty. In the case of G-SIBs like us, the limit is 15% of tier 1 capital.
Also in April 2014, the BCBS published its final standard for the capital treatment of bank exposures to central counterparties. Disclosure requirements will be effective in January 2017. The standard introduces a cap on capital charges applied to bank exposures to qualifying central counterparties.
In accordance with BCBS’s G-SIB loss absorbency requirements and FINMA’s capital adequacy disclosure requirements, banks with a balance sheet exceeding EUR 200 billion must publish annually 12 financial indicators, such as size and complexity. Depending on these financial indicators, the FSB will set the progressive buffer for G-SIBs. The reporting requirement became effective December 31, 2013 and we included the required disclosures as of such date on our web site as required before April 30, 2014.

Capital issuances and redemptions
In June 2014, we issued USD 2.5 billion 6.25% tier 1 capital notes.

Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert or be written down prior to the write down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion or write down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a 5.125% trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 8.3 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 2.9%, both as of the end of 2Q14.
With respect to the capital instruments that specify a 5% trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 12.8 billion and the Higher Trigger Capital Ratio was 4.5%, both as of the end of 2Q14.
> Refer to the table “BIS statistics – Basel III – Group” for further information on the BIS statistics used to calculate such measures.
> Refer to “Capital issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2013 for further information on Higher Trigger Capital Amount.

BIS capital metrics
Regulatory capital and ratios
Our CET1 ratio was 13.8% as of the end of 2Q14, compared to 14.3% as of the end of 1Q14, reflecting a decrease in CET1 capital. Our tier 1 ratio was 16.0% as of the end of 2Q14, compared to 15.6% as of the end of 1Q14. Our total capital ratio increased to 19.5% as of the end of 2Q14 compared to 19.1% as of the end of 1Q14.
CET1 capital was CHF 39.5 billion as of the end of 2Q14 compared to CHF 40.9 billion as of the end of 1Q14, mainly reflecting the net loss and the net effect of share-based compensation. CET1 capital was also impacted by a quarterly dividend accrual.
Additional tier 1 capital increased to CHF 6.1 billion, mainly due to the issuance of the USD 2.5 billion 6.25% tier 1 capital notes in June 2014. Tier 2 capital increased slightly to CHF 10.1 billion as of the end of 2Q14.
Total eligible capital was CHF 55.6 billion as of the end of 2Q14 compared to CHF 54.6 billion as of the end of 1Q14, reflecting the increase in additional tier 1 capital, partially offset by the decrease in CET1 capital.
We reported a look-through CET1 ratio of 9.5% as of the end of 2Q14, compared to a year-end target of 10.0% and a long-term target of 11.0%. As of the end of 2Q14, the look-through total capital ratio was 15.4%, compared to 15.1% as of the end of 1Q14.

BIS statistics – Basel III – Group
	Phase-in						Look-through
						% change				% change
end of	2Q14		1Q14	4Q13		QoQ	2Q14	1Q14	4Q13	QoQ
Eligible capital (CHF million)
Total shareholders' equity	40,944		43,230	42,164		(5)	40,944	43,230	42,164	(5)
Regulatory adjustments [1]	(362)		(1,213)	(1,069)		(70)	(362)	(1,213)	(1,069)	(70)
Adjustments subject to phase-in	(1,129)	[2]	(1,114)	1,894	[3]	1	(14,163)	(14,159)	(14,615)	0
CET1 capital	39,453		40,903	42,989		(4)	26,419	27,858	26,480	(5)
Additional tier 1 instruments	10,282	[4]	8,000	7,484		29	10,282	8,000	7,484	29
Additional tier 1 instruments subject to phase-out [5]	2,138		2,088	3,652		2	–	–	–	–
Deductions from additional tier 1 capital	(6,336)	[6]	(6,414)	(8,064)		(1)	–	–	–	–
Additional tier 1 capital	6,084		3,674	3,072		66	10,282	8,000	7,484	29
Total tier 1 capital	45,537		44,577	46,061		2	36,701	35,858	33,964	2
Tier 2 instruments	6,409	[7]	6,340	6,263		1	6,409	6,340	6,263	1
Tier 2 instruments subject to phase-out	3,944		3,924	4,321		1	–	–	–	–
Deductions from tier 2 capital	(253)		(263)	(357)		(4)	(1)	(2)	(18)	(50)
Tier 2 capital	10,100		10,001	10,227		1	6,408	6,338	6,245	1
Total eligible capital	55,637		54,578	56,288		2	43,109	42,196	40,209	2
Risk-weighted assets (CHF million)
Credit risk	187,967		187,609	175,631		0	181,715	181,307	167,888	0
Market risk	32,704		34,143	39,133		(4)	32,704	34,143	39,133	(4)
Operational risk	59,050		58,400	53,075		1	59,050	58,400	53,075	1
Non-counterparty risk	5,700		5,844	6,007		(2)	5,700	5,844	6,007	(2)
Risk-weighted assets	285,421		285,996	273,846		0	279,169	279,694	266,103	0
Capital ratios (%)
CET1 ratio	13.8		14.3	15.7		–	9.5	10.0	10.0	–
Tier 1 ratio	16.0		15.6	16.8		–	13.1	12.8	12.8	–
Total capital ratio	19.5		19.1	20.6		–	15.4	15.1	15.1	–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 20% phase-in deductions including goodwill, other intangible assets, certain deferred tax assets and 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments.
4
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.8 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.5 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 80% of goodwill and other intangible assets (CHF 6.5 billion) and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

7
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.9 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

BIS statistics – Basel III – Bank
	Phase-in
						% change
end of	2Q14		1Q14	4Q13		QoQ
Eligible capital (CHF million)
Total shareholders' equity	39,199		41,062	39,992		(5)
Regulatory adjustments [1]	(2,852)		(2,493)	(3,504)		14
Adjustments subject to phase-in	(1,491)	[2]	(1,440)	1,540	[3]	4
CET1 capital	34,856		37,129	38,028		(6)
Additional tier 1 instruments	9,500	[4]	7,135	6,644		33
Additional tier 1 instruments subject to phase-out [5]	2,138		2,088	3,652		2
Deductions from additional tier 1 capital	(5,705)	[6]	(5,679)	(7,219)		0
Additional tier 1 capital	5,933		3,544	3,077		67
Total tier 1 capital	40,789		40,673	41,105		0
Tier 2 instruments	6,409	[7]	6,340	6,263		1
Tier 2 instruments subject to phase-out	3,370		3,344	5,016		1
Deductions from tier 2 capital	(235)		(244)	(318)		(4)
Tier 2 capital	9,544		9,440	10,961		1
Total eligible capital	50,333		50,113	52,066		0
Risk-weighted assets (CHF million)
Credit risk	179,229		178,779	166,324		0
Market risk	32,676		34,115	39,111		(4)
Operational risk	59,050		58,400	53,075		1
Non-counterparty risk	5,449		5,598	5,758		(3)
Risk-weighted assets	276,404		276,892	264,268		0
Capital ratios (%)
CET1 ratio	12.6		13.4	14.4		–
Tier 1 ratio	14.8		14.7	15.6		–
Total capital ratio	18.2		18.1	19.7		–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 20% phase-in deductions including goodwill, other intangible assets, certain deferred tax assets and 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments.
4
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.8 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.7 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 80% of goodwill and other intangible assets (CHF 5.8 billion) and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

7
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.9 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

CET1 capital movement – Basel III
	2Q14	1Q14
CET1 capital (CHF million)
Balance at beginning of period	40,903	42,989
Net income/(loss)	(700)	859
Foreign exchange impact	44	(233)
Impact of phase-in requirements	–	(3,015)
Other [1]	(794)	303
Balance at end of period	39,453	40,903
1 Reflects the net effect of share-based compensation, a dividend accrual and a change in other regulatory adjustments.
Other regulatory disclosures
In connection with the implementation of Basel III, additional regulatory disclosures are required. Additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, G-SIB financial indicators, subsidiary regulatory reporting, reconciliation requirements, Pillar 3 disclosures and additional capital disclosures for the Bank parent company can be found on our website.
> Refer to https://www.credit-suisse.com/investors/en/regulatory_disclosures/index.jsp for additional information.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as market, credit, operational and non-counterparty risk RWA. When assessing RWA, it is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWA primarily reflect the capital requirements for our premises and equipment.

Risk-weighted assets by division – Basel III
	end of			% change
	2Q14	1Q14	4Q13	QoQ
Risk-weighted assets by division (CHF million)
Private Banking & Wealth Management	103,537	101,083	95,507	2
Investment Banking	160,199	162,712	155,290	(2)
Corporate Center	21,685	22,201	23,049	(2)
Risk-weighted assets	285,421	285,996	273,846	0

Risk-weighted asset movement by risk type – Basel III
	Credit risk (excluding CVA)	Credit risk (CVA)	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets
2Q14 (CHF million)
Balance at beginning of period	171,067	16,542	34,143	58,400	5,844	285,996
Foreign exchange impact	615	97	263	0	0	975
Movements in risk levels	(1,168)	(2,518)	(406)	0	(144)	(4,236)
of which credit risk – book size [1]	681	(2,090)	–	–	–	–
of which credit risk – book quality [2]	(1,849)	(428)	–	–	–	–
Model and parameter updates [3]	376	(565)	(853)	3,337	0	2,295
Methodology and policy – internal [4]	3,167	354	(443)	(2,062)	0	1,016
Methodology and policy – external [5]	0	0	0	(625)	0	(625)
Balance at end of period	174,057	13,910	32,704	59,050	5,700	285,421
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.
5 Represents externally prescribed regulatory changes impacting how exposures are treated.

RWA were stable at CHF 285.4 billion as of the end of 2Q14, reflecting a decrease in credit risk related to CVA and market risk largely offset by increases in credit risk (excluding CVA) and operational risk and an increase resulting from foreign exchange translation.
The decrease in credit risk related to CVA was primarily driven by decreases in risk levels within Investment Banking. Decreases in book size resulted from increased hedging and changes in book quality from credit spread tightening.
The decrease in market risk was driven by decreases relating to model and parameter updates, internal methodology changes and movements in risk levels. The decrease resulting from model and parameters was due to market data updates for stress spreads within Investment Banking. Methodology impacts were primarily driven by updates to the IRC rating migration approach. Movements in risk levels were driven by a decrease in Private Banking & Wealth Management resulting from lower stressed VaR and IRC within our securities trading business in Switzerland. Risk levels in Investment Banking were stable reflecting increases in VaR, offset by decreases in trading book securitization exposures.
The increase in credit risk (excluding CVA) was driven by increases from internal methodology changes partially offset by decreases in credit risk levels. Methodology changes were mainly due to the removal of initial margin benefits pending enhancements to the derivatives model in Investment Banking. The increase in credit risk levels attributed to book size was driven by increases in Private Banking & Wealth Management due to investments in asset management firms. This was partially offset by decreases in Investment Banking, which was primarily driven by the securitization of an over-the-counter (OTC) derivatives portfolio, offset by increases in lending predominantly within global credit products. The decrease in credit risk levels attributed to book quality was driven by Investment Banking resulting from decreases in average risk weighting for lending across emerging markets and leverage financing.
The increase in operational risk resulted from model parameter updates relating to the recent settlements of the previously outstanding FHFA and US cross-border matters. This was partially offset by internal methodology updates resulting from an agreement with FINMA to remove the limitation it had set on the capital benefit for insurance-based risk transfer. Operational risk was also impacted by external methodology updates which resulted in a decrease in the add-on component of the capital related to the aggregate range of reasonably possible litigation losses due to the reduction in the maximum value of this range.

Swiss capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.

As of the end of 2Q14, our Swiss CET1 capital and Swiss total capital ratios were 13.7% and 19.4%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.75% and 10.18%, respectively.
On a look-through basis, our Swiss CET1 capital was CHF 26.2 billion and our Swiss CET1 ratio was 9.4% as of the end of 2Q14. Our Swiss total eligible capital was CHF 42.9 billion and our Swiss total capital ratio was 15.3% as of the end of 2Q14, each on a look-through basis.

Swiss statistics – Basel III – Group
	Phase-in					Look-through
					% change				% change
end of	2Q14		1Q14	4Q13	QoQ	2Q14	1Q14	4Q13	QoQ
Capital development (CHF million)
CET1 capital	39,453		40,903	42,989	(4)	26,419	27,858	26,480	(5)
Swiss regulatory adjustments [1]	(161)		(151)	1,658	7	(175)	(163)	1,824	7
Swiss CET1 capital [2]	39,292		40,752	44,647	(4)	26,244	27,695	28,304	(5)
High-trigger capital instruments	8,259	[3]	8,231	7,743	0	8,259	8,231	7,743	0
Low-trigger capital instruments	8,432	[4]	6,109	6,005	38	8,432	6,109	6,005	38
Additional tier 1 and tier 2 instruments subject to phase-out [5]	6,082		6,012	–	1	–	–	–	–
Deductions from additional tier 1 and tier 2 capital [5]	(6,589)		(6,677)	–	(1)	(1)	(2)	–	(50)
Swiss total eligible capital [2]	55,476		54,427	58,395	2	42,934	42,033	42,052	2
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	285,421		285,996	273,846	0	279,169	279,694	266,103	0
Swiss regulatory adjustments [6]	787		737	1,015	7	786	736	1,031	7
Swiss risk-weighted assets	286,208		286,733	274,861	0	279,955	280,430	267,134	0
Capital ratios (%)
Swiss CET1 ratio	13.7		14.2	16.2	–	9.4	9.9	10.6	–
Swiss total capital ratio	19.4		19.0	21.2	–	15.3	15.0	15.7	–
1 Includes adjustments for certain unrealized gains outside the trading book and, in 4Q13, also included tier 1 participation securities, which were redeemed in 1Q14.
2 Previously referred to as Swiss Core Capital and Swiss Total Capital, respectively.
3 Consists of CHF 5.8 billion additional tier 1 instruments and CHF 2.5 billion tier 2 instruments.
4 Consists of CHF 4.5 billion additional tier 1 instruments and CHF 3.9 billion tier 2 instruments.
5 Reflects the FINMA Decree, which was effective in 1Q14.
6 Primarily includes differences in the credit risk multiplier.

Swiss statistics – Basel III – Bank
	Phase-in
					% change
end of	2Q14		1Q14	4Q13	QoQ
Capital development (CHF million)
CET1 capital	34,856		37,129	38,028	(6)
Swiss regulatory adjustments [1]	(96)		(90)	1,711	7
Swiss CET1 capital [2]	34,760		37,039	39,739	(6)
High-trigger capital instruments	8,256	[3]	8,228	7,743	0
Low-trigger capital instruments	7,653	[4]	5,247	5,164	46
Additional tier 1 and tier 2 instruments subject to phase-out [5]	5,507		5,432	–	1
Deductions from additional tier 1 and tier 2 capital [5]	(5,940)		(5,923)	–	0
Swiss total eligible capital [2]	50,236		50,023	52,646	0
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	276,404		276,892	264,268	0
Swiss regulatory adjustments [6]	788		740	1,020	6
Swiss risk-weighted assets	277,192		277,632	265,288	0
Capital ratios (%)
Swiss CET1 ratio	12.5		13.3	15.0	–
Swiss total capital ratio	18.1		18.0	19.8	–
1 Includes adjustments for certain unrealized gains outside the trading book and, in 4Q13, also included tier 1 participation securities, which were redeemed in 1Q14.
2 Previously referred to as Swiss Core Capital and Swiss Total Capital, respectively.
3 Consists of CHF 5.8 billion additional tier 1 instruments and CHF 2.5 billion tier 2 instruments.
4 Consists of CHF 3.7 billion additional tier 1 instruments and CHF 3.9 billion tier 2 instruments.
5 Reflects the FINMA Decree, which was effective in 1Q14.
6 Primarily includes differences in the credit risk multiplier.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.

Swiss capital requirements and coverage
	Group						Bank
	Capital requirements						Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	2Q14	Minimum component	Buffer component		Progressive component	Excess	2Q14
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	286.2	–	–		–	–	277.2
2014 Swiss capital requirements [1]
Minimum Swiss total capital ratio	4.0%	4.5%	[2]	1.68%	–	10.18%	4.0%	4.5%	[2]	1.68%	–	10.18%
Minimum Swiss total eligible capital (CHF billion)	11.4	12.9		4.8	–	29.1	11.1	12.5		4.6	–	28.2
Swiss capital coverage (CHF billion)
Swiss CET1 capital	11.4	7.9		–	20.0	39.3	11.1	7.6		–	16.1	34.8
High-trigger capital instruments	–	5.0		–	3.3	8.3	–	4.9		–	3.4	8.3
Low-trigger capital instruments	–	–		4.8	3.6	8.4	–	–		4.6	3.0	7.7
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	6.1	6.1	–	–		–	5.5	5.5
Deductions from additional tier 1 and tier 2 capital	–	–		–	(6.6)	(6.6)	–	–		–	(5.9)	(5.9)
Swiss total eligible capital	11.4	12.9		4.8	26.4	55.5	11.1	12.5		4.6	22.0	50.2
Capital ratios (%)
Swiss total capital ratio	4.0%	4.5%		1.68%	9.2%	19.4%	4.0%	4.5%		1.68%	7.9%	18.1%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2 Excludes countercyclical buffer that was required as of September 30, 2013.

Swiss leverage ratio
The Swiss leverage ratio is calculated as Swiss total eligible capital, divided by a three-month average exposure, which consists of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and derivative add-ons. As of the end of 2Q14, our Swiss leverage ratio was 4.8% and the total average exposure was CHF 1,159.2 billion. As of the end of 2Q14, our total exposure was CHF 1,156 billion, compared to our long-term target of approximately CHF 1,000 billion.
The Group’s look-through Swiss leverage ratio was 3.7% as of the end of 2Q14, compared to the 4% requirement for 2019, reflecting our progressive component requirement for 2014.

Swiss leverage ratio – Group
	Phase-in				Look-through
				% change				% change
end of	2Q14	1Q14	4Q13	QoQ	2Q14	1Q14	4Q13	QoQ
Swiss total eligible capital (CHF million)
Swiss total eligible capital	55,476	54,427	58,395	2	42,934	42,033	42,052	2
Exposure (CHF million) [1]
Balance sheet assets	888,069	879,250	890,242	1	888,069	879,250	890,242	1
Off-balance sheet exposures	144,668	135,500	133,426	7	144,668	135,500	133,426	7
Regulatory adjustments	126,479	122,813	130,150	3	112,592	108,996	113,596	3
Total average exposure	1,159,216	1,137,563	1,153,818	2	1,145,329	1,123,746	1,137,264	2
Swiss leverage ratio (%)
Swiss leverage ratio	4.8	4.8	5.1	–	3.7	3.7	3.7	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.

Swiss leverage ratio – Bank
	Phase-in
				% change
end of	2Q14	1Q14	4Q13	QoQ
Swiss total eligible capital (CHF million)
Swiss total eligible capital	50,236	50,023	52,646	0
Exposure (CHF million) [1]
Balance sheet assets	869,051	860,940	872,097	1
Off-balance sheet exposures	143,731	134,878	132,567	7
Regulatory adjustments	125,255	121,540	127,795	3
Total average exposure	1,138,037	1,117,358	1,132,459	2
Swiss leverage ratio (%)
Swiss leverage ratio	4.4	4.5	4.6	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.

The following table presents the Swiss Requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.

Swiss leverage requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2Q14	Minimum component	Buffer component	Progressive component	Excess	2Q14
Exposure (CHF billion)
Total average exposure	–	–	–	–	1,159.2	–	–	–	–	1,138.0
2014 Swiss leverage requirements [1]
Minimum Swiss leverage ratio	0.96%	1.08%	0.40%	–	2.44%	0.96%	1.08%	0.40%	–	2.44%
Minimum Swiss leverage (CHF billion)	11.1	12.5	4.7	–	28.3	10.9	12.3	4.6	–	27.8
Swiss capital coverage (CHF billion)
Swiss CET1 capital	11.1	7.7	–	20.5	39.3	10.9	7.5	–	16.3	34.8
High-trigger capital instruments	–	4.9	–	3.4	8.3	–	4.8	–	3.5	8.3
Low-trigger capital instruments	–	–	4.7	3.8	8.4	–	–	4.6	3.1	7.7
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	6.1	6.1	–	–	–	5.5	5.5
Deductions from additional tier 1 and tier 2 capital	–	–	–	(6.6)	(6.6)	–	–	–	(5.9)	(5.9)
Swiss total eligible capital	11.1	12.5	4.7	27.2	55.5	10.9	12.3	4.6	22.4	50.2
Swiss leverage ratio (%)
Swiss leverage ratio	0.96%	1.08%	0.40%	2.34%	4.79%	0.96%	1.08%	0.40%	1.97%	4.41%
Rounding differences may occur.
1 The leverage requirements are based on a percentage of total average exposure.

Total shareholders’ equity
Our total shareholders’ equity decreased to CHF 40.9 billion as of the end of 2Q14 compared to CHF 43.2 billion as of the end of 1Q14. Total shareholders’ equity was negatively impacted by dividend payments, transactions relating to the settlement of share-based compensation awards and the net loss. These movements were partially offset by the increases to the share-based compensation obligation and the impact of foreign exchange-related movements on cumulative translation adjustments.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.

Capital
	end of			% change
	2Q14	1Q14	4Q13	QoQ
Shareholders' equity (CHF million)
Common shares	64	64	64	0
Additional paid-in capital	26,655	28,406	27,853	(6)
Retained earnings	30,392	31,092	30,261	(2)
Treasury shares, at cost	(190)	(249)	(139)	(24)
Accumulated other comprehensive income/(loss)	(15,977)	(16,083)	(15,875)	(1)
Total shareholders' equity	40,944	43,230	42,164	(5)
Goodwill	(7,983)	(7,956)	(7,999)	0
Other intangible assets	(245)	(228)	(210)	7
Tangible shareholders' equity [1]	32,716	35,046	33,955	(7)
Shares outstanding (million)
Common shares issued	1,607.2	1,596.1	1,596.1	1
Treasury shares	(7.2)	(8.9)	(5.2)	(19)
Shares outstanding	1,600.0	1,587.2	1,590.9	1
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Total book value per share	25.59	27.24	26.50	(6)
Goodwill per share	(4.99)	(5.01)	(5.03)	0
Other intangible assets per share	(0.15)	(0.15)	(0.13)	0
Tangible book value per share [1]	20.45	22.08	21.34	(7)
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 2Q14, overall position risk increased 10%, utilized economic capital increased 3%, average risk management VaR in US dollars decreased 2% and gross impaired loans were stable at CHF 1.5 billion.

Economic capital and position risk
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is our core Group-wide risk management tool for measuring and reporting all quantifiable risks. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of methodology changes, prior-period balances are restated in order to show meaningful trends.
In 2Q14, we made an enhancement to the position risk methodology for risk management purposes. For fixed income trading, we improved the aggregation of trading risks by aligning the time series’ lengths among developed and emerging markets trading risks, and by using implicit correlations instead of an assumed fixed correlation. The net impact of this methodology change on position risk for the Group as of the end of 1Q14 was a decrease of CHF 248 million, or 2.2%.
For utilized economic capital used for capital management purposes, in addition to adopting the above position risk methodology change, we updated insurance policy parameters in our operational risk model. The net impact of the methodology changes on utilized economic capital for the Group as of the end of 1Q14 was a decrease of CHF 571 million, or 1.8%.
> Refer to “Economic capital and position risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information on economic capital and position risk.
> Refer to “Operational risk” for further information on the revised advanced measurement approach (AMA) model to calculate the regulatory capital requirement for operational risk.

Key position risk trends
Position risk for risk management purposes as of the end of 2Q14 increased 10% compared to the end of 1Q14, mainly due to increased traded credit spread exposures in fixed income trading. Higher emerging markets country event risk was driven by increased exposures in Latin America. Higher risk in real estate & structured assets was mainly related to an increase in residential mortgage-backed securities (RMBS) exposures. Higher international lending & counterparty exposures were mainly due to increased counterparty risk in Investment Banking.

Position risk
	end of				% change
	2Q14	1Q14	4Q13	2Q13	QoQ	Ytd	YoY
Position risk (CHF million)
Fixed income trading [1]	1,826	1,050	1,776	1,305	74	3	40
Equity trading & investments	1,486	1,407	1,614	1,643	6	(8)	(10)
Private banking corporate & retail lending	2,430	2,338	2,350	2,474	4	3	(2)
International lending & counterparty exposures	5,555	5,419	4,957	5,324	3	12	4
Emerging markets country event risk	1,319	1,126	1,412	1,468	17	(7)	(10)
Real estate & structured assets [2]	2,129	1,991	2,037	2,209	7	5	(4)
Simple sum across risk categories	14,745	13,331	14,146	14,423	11	4	2
Diversification benefit [3]	(2,722)	(2,412)	(2,782)	(2,738)	13	(2)	(1)
Position risk (99% confidence level for risk management purposes)	12,023	10,919	11,364	11,685	10	6	3
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Compared to the end of 2Q13, position risk for risk management purposes increased 3%. Excluding the US dollar translation impact, position risk increased 9%, mainly due to higher risk in fixed income trading, primarily from traded credit spread exposures, as well as increased counterparty risk and new loan commitments in Investment Banking in international lending & counterparty exposures.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.

Economic capital
	in / end of				% change
	2Q14	1Q14	4Q13	2Q13	QoQ	Ytd	YoY
Economic capital resources (CHF million)
Look-through CET1 capital (Basel III)	26,419	27,858	26,480	26,128	(5)	0	1
Economic adjustments [1]	9,236	10,228	11,464	9,291	(10)	(19)	(1)
Economic capital resources	35,655	38,086	37,944	35,419	(6)	(6)	1
Utilized economic capital (CHF million)
Position risk (99.97% confidence level)	21,012	19,166	19,988	20,647	10	5	2
Operational risk	5,343	5,034	4,731	4,586	6	13	17
Other risks [2]	5,411	6,678	6,587	6,381	(19)	(18)	(15)
Utilized economic capital	31,766	30,878	31,306	31,614	3	1	0
Utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,212	9,349	9,359	9,790	(1)	(2)	(6)
Investment Banking	20,391	19,353	19,723	19,594	5	3	4
Corporate Center [3]	2,183	2,196	2,244	2,251	(1)	(3)	(3)
Utilized economic capital - Credit Suisse [4]	31,766	30,878	31,306	31,614	3	1	0
Average utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,280	9,354	9,464	9,856	(1)	(2)	(6)
Investment Banking	19,872	19,538	18,910	19,362	2	5	3
Corporate Center [3]	2,190	2,220	2,250	2,254	(1)	(3)	(3)
Average utilized economic capital - Credit Suisse [5]	31,322	31,092	30,604	31,452	1	2	0
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1
Includes primarily high-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to Look-through CET1 capital to enable comparison between economic capital utilization and economic capital resources under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain methodology changes planned for 2014.

3 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital.
4 Includes a diversification benefit of CHF 20 million, CHF 20 million, CHF 20 million and CHF 21 million as of the end of 2Q14, 1Q14, 4Q13 and 2Q13, respectively.
5 Includes a diversification benefit of CHF 20 million, CHF 20 million, CHF 20 million and CHF 20 million as of the end of 2Q14, 1Q14, 4Q13 and 2Q13, respectively.

Utilized economic capital trends
In 2Q14, our utilized economic capital increased 3%, mainly due to higher position risk, primarily in Investment Banking, partially offset by decreased share-based compensation in both business divisions and the Corporate Center.
For Private Banking & Wealth Management, utilized economic capital decreased 1%. Excluding the US dollar translation impact, utilized economic capital decreased 2%, mainly due to reductions in deferred share-based compensation awards and owned real estate risk in other risks, partially offset by higher operational risk and increased position risk in private banking corporate & retail lending.
For Investment Banking, utilized economic capital increased 5%, mainly due to increased position risk in fixed income trading, partially offset by decreased deferred share-based compensation awards in other risks.
For Corporate Center, utilized economic capital decreased 1%, mainly due to slightly decreased deferred share-based compensation awards in other risks.

Market risk
Trading portfolios
We primarily assume market risk through the trading activities in Investment Banking. Private Banking & Wealth Management also engages in trading activities, but to a much lesser extent. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products (some of which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations. Risks associated with the embedded derivative elements of our structured products are actively monitored and managed on a portfolio basis as part of our overall trading portfolio and are reflected in our VaR measures.
Trading risks are measured using VaR along with a number of other risk measurement tools. VaR measures the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon at a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. We use risk management VaR for internal risk management purposes and regulatory VaR for regulatory capital purposes. For risk management VaR, we use a one-day holding period and a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period. Our VaR methodology is the same for both VaR measures, except for the confidence levels and holding periods. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2Q14, there were no material changes to the VaR methodology.
For regulatory capital purposes, we operate under the Basel III market risk framework which includes an IRC, stressed VaR and, since January 1, 2013, consideration of the impact of changes in a counterparty’s credit spreads (also known as CVA).
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information.

In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.
We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR decreased 2% to USD 45 million from 1Q14, driven by reductions in equity and foreign exchange exposures. Compared to 2Q13, average risk management VaR increased 7% due to an increase in equity exposures and reduced portfolio diversification benefit, partially offset by reduced interest rate and credit spread exposures.
Period-end risk management VaR increased 11% to USD 52 million from 1Q14, mainly reflecting increased equity exposures. Compared to 2Q13, period-end risk management VaR increased 53%, mainly reflecting increased equity, credit spread and foreign exchange exposures and reduced portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)								Regulatory VaR (99%)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
2Q14 (CHF million)
Average	13	30	8	2	16	(29)		40	30
Minimum	11	28	5	1	13	–	[1]	35	25
Maximum	16	33	12	3	22	–	[1]	46	36
End of period	12	32	7	2	20	(27)		46	31
1Q14 (CHF million)
Average	13	31	10	3	19	(35)		41	35
Minimum	9	29	5	1	14	–	[1]	36	26
Maximum	17	33	17	4	24	–	[1]	46	45
End of period	14	31	9	2	15	(29)		42	34
2Q13 (CHF million)
Average	22	36	9	3	15	(45)		40	42
Minimum	14	30	6	1	12	–	[1]	33	32
Maximum	36	41	15	3	18	–	[1]	50	54
End of period	14	30	6	3	15	(35)		33	32
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)
	Risk management VaR (98%)								Regulatory VaR (99%)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
2Q14 (USD million)
Average	14	34	9	2	18	(32)		45	34
Minimum	12	31	6	1	15	–	[1]	40	28
Maximum	18	37	14	3	24	–	[1]	52	41
End of period	14	36	8	3	23	(32)		52	35
1Q14 (USD million)
Average	14	35	12	3	21	(39)		46	40
Minimum	10	33	6	1	15	–	[1]	41	28
Maximum	19	37	19	5	27	–	[1]	52	51
End of period	16	35	10	2	17	(33)		47	38
2Q13 (USD million)
Average	23	38	10	3	16	(48)		42	45
Minimum	15	32	6	2	12	–	[1]	34	33
Maximum	37	43	16	4	19	–	[1]	51	55
End of period	15	32	6	3	16	(38)		34	34
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the regulatory VaR model used for trading portfolios, including backtesting. We conduct such backtesting using actual daily trading revenues. Actual daily trading revenues are compared with a regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in 2Q14 and in the 12-month-period through 2Q14. Since there were fewer than five backtesting exceptions in the rolling 12-month period through 2Q14, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.
> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2Q14 with those for 1Q14 and 2Q13. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2Q14 and 1Q14, we had no trading loss days.

Banking portfolios
We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking & Wealth Management and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking & Wealth Management to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and certain other areas of the Group running interest rate risk positions actively manage the positions within approved limits. This risk is monitored on a daily basis.
The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 5.1 million as of the end of 2Q14, compared to a valuation increase of CHF 6.9 million as of the end of 1Q14.

Credit risk
Credit risk is the possibility of a loss being incurred by us as the result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Sources of credit risk
The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.
Our regular review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. We regularly review the appropriateness of allowances for credit losses. Changes in the credit quality of counterparties of loans held at fair value are reflected in valuation changes recorded directly in revenues, and therefore are not part of the impaired loans balance.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information on credit risk.
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.

Credit risk overview
The following table represents credit risk from loans, irrevocable loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Irrevocable loan commitments include irrevocable credit facilities for Investment Banking and Private Banking & Wealth Management, but do not include unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk
	end of					% change
	2Q14	1Q14	4Q13		2Q13	QoQ	Ytd	YoY
Balance sheet (CHF million)
Gross loans	255,472	251,629	248,014		247,176	2	3	3
Loans held-for-sale	19,755	20,223	18,914		23,284	(2)	4	(15)
Traded loans	7,343	6,427	6,397		5,775	14	15	27
Derivative instruments [1]	33,057	32,432	33,665		41,627	2	(2)	(21)
Total balance sheet	315,627	310,711	306,990		317,862	2	3	(1)
Off-balance sheet (CHF million)
Irrevocable loan commitments [2]	108,685	103,332	96,990		104,621	5	12	4
Credit guarantees and similar instruments	4,161	4,286	4,214	[3]	12,780	(3)	(1)	(67)
Irrevocable commitments under documentary credits	4,644	5,090	5,512		5,689	(9)	(16)	(18)
Total off-balance sheet	117,490	112,708	106,716		123,090	4	10	(5)

Total credit risk	433,117	423,419	413,706		440,952	2	5	(2)
Before risk mitigation, for example, collateral and credit hedges.
1 Positive replacement value after netting agreements.
2 Irrevocable loan commitments do not include unused credit limits which are revocable at the Group's sole discretion upon notice to the client. 2Q13 has been adjusted to the current presentation.
3 Prior period has been corrected.

Loans
	Private Banking & Wealth Management						Investment Banking				Credit Suisse				[1]
end of	2Q14		1Q14		2Q13		2Q14	1Q14	2Q13		2Q14	1Q14		2Q13
Loans (CHF million)
Mortgages	96,915		95,700		93,602		0	0	0		96,915	95,700		93,602
Loans collateralized by securities	35,882		34,253		30,316		0	0	0		35,882	34,253		30,316
Consumer finance	5,198		5,530		7,031		240	253	337		5,438	5,783		7,368
Consumer	137,995		135,483		130,949		240	253	337		138,235	135,736		131,286
Real estate	26,573		26,302		25,335		695	1,018	909	[2]	27,268	27,320		26,244	[2]
Commercial and industrial loans	52,461		50,799		49,487		13,244	14,931	14,205	[2]	65,734	65,760		63,718	[2]
Financial institutions	7,817		7,987		8,079		13,241	11,485	15,034	[2]	21,058	19,472		23,113	[2]
Governments and public institutions	1,168		1,251		1,267		2,009	2,090	1,548	[2]	3,177	3,341		2,815	[2]
Corporate & institutional	88,019	[3]	86,339	[3]	84,168	[3]	29,189	29,524	31,696		117,237	115,893		115,890
Gross loans	226,014		221,822		215,117		29,429	29,777	32,033		255,472	251,629		247,176
of which held at fair value	224		227		293		19,673	19,753	19,277		19,897	19,980		19,570
Net (unearned income) / deferred expenses	(98)		(84)		(68)		(21)	(20)	(20)		(119)	(104)		(90)
Allowance for loan losses [4]	(673)		(719)		(757)		(144)	(143)	(141)		(821)	(866)		(900)
Net loans	225,243		221,019		214,292		29,264	29,614	31,872		254,532	250,659		246,186
Impaired loans (CHF million)
Non-performing loans	613		620		672		234	221	230		851	845		904
Non-interest-earning loans	286		283		303		0	0	2		286	283		305
Total non-performing and non-interest-earning loans	899		903		975		234	221	232		1,137	1,128		1,209
Restructured loans	83		29	[5]	0		0	0	20		83	29	[5]	20
Potential problem loans	252		339	[5]	444		0	3	0		252	342	[5]	444
Total other impaired loans	335		368		444		0	3	20		335	371		464
Gross impaired loans [4]	1,234		1,271		1,419		234	224	252		1,472	1,499		1,673
of which loans with a specific allowance	1,097		1,180		1,357		219	217	243		1,320	1,401		1,602
of which loans without a specific allowance	137		91		62		15	7	9		152	98		71
Allowance for loan losses (CHF million)
Balance at beginning of period [4]	719		715		782		143	151	134		866	869		916
Net movements recognized in statements of operations	24		31		47		(2)	(2)	0		22	30		49
Gross write-offs	(91)		(33)		(98)		(1)	(13)	(1)		(92)	(46)		(99)
Recoveries	18		6		25		1	4	4		19	10		29
Net write-offs	(73)		(27)		(73)		0	(9)	3		(73)	(36)		(70)
Provisions for interest	0		2		2		3	3	4		3	5		6
Foreign currency translation impact and other adjustments, net	3		(2)		(1)		0	0	0		3	(2)		(1)
Balance at end of period [4]	673		719		757		144	143	141		821	866		900
of which individually evaluated for impairment	500		546		569		109	103	107		613	653		676
of which collectively evaluated for impairment	173		173		188		35	40	34		208	213		224
Loan metrics (%)
Total non-performing and non-interest-earning loans / Gross loans [6]	0.4		0.4		0.5		2.4	2.2	1.8		0.5	0.5		0.5
Gross impaired loans / Gross loans [6]	0.5		0.6		0.7		2.4	2.2	2.0		0.6	0.6		0.7
Allowance for loan losses / Total non-performing and non-interest-earning loans [4]	74.9		79.6		77.6		61.5	64.7	60.8		72.2	76.8		74.4
Allowance for loan losses / Gross impaired loans [4]	54.5		56.6		53.3		61.5	63.8	56.0		55.8	57.8		53.8
1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking.
2
Prior period has been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions and from governments and public institutions to commercial and industrial loans, respectively.

3
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 72,316 million, CHF 70,566 million and CHF 66,934 million as of the end of 2Q14, 1Q14 and 2Q13, respectively.

4 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
5 Prior period has been corrected to reclassify a counterparty exposure from potential problem loans to restructured loans.
6 Excludes loans carried at fair value.

Loan exposure
Compared to the end of 1Q14, gross loans increased CHF 3.8 billion to CHF 255.5 billion. In Private Banking & Wealth Management, gross loans were CHF 226.0 billion, up CHF 4.2 billion from 1Q14, reflecting increased lending driven by commercial and industrial loans, loans collateralized by securities and residential mortgages. Gross loans in Investment Banking decreased CHF 0.3 billion to CHF 29.4 billion, primarily reflecting decreases in commercial and industrial loans and loans to the real estate sector, mostly offset by higher loans to financial institutions.
Gross impaired loans were stable at CHF 1.5 billion. In Private Banking & Wealth Management, gross impaired loans decreased CHF 37 million to CHF 1.2 billion, primarily due to repayments and write-offs and the restructuring of potential problem loans. In Investment Banking, gross impaired loans increased CHF 10 million to CHF 234 million, driven by a new non-performing loan and a reclassification of a potential problem loan to non-performing.
We recorded a net provision for credit losses of CHF 18 million in 2Q14, compared to CHF 34 million in 1Q14, with a net provision of CHF 23 million in Private Banking & Wealth Management and a release in provision of CHF 5 million in Investment Banking.
Compared to the end of 2Q13, gross loans increased 3%. An increase in Private Banking & Wealth Management of 5% was primarily due to an increase in loans collateralized by securities, higher residential mortgages and higher commercial and industrial loans, partially offset by the US dollar translation impact and a decrease in consumer finance. In Investment Banking, a decrease of 8% was driven by the US dollar translation impact and lower loans to financial institutions, partially offset by higher loans to governments and public institutions. Gross impaired loans decreased 12% driven by decreases in potential problem and non-performing loans in Private Banking & Wealth Management, mainly due to write-offs, and the repayment of a restructured loan in Investment Banking in 4Q13, partially offset by new restructured loans in Private Banking & Wealth Management.

Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion. We believe this external rating is a useful measure in determining the financial ability of countries to meet their financial obligations, including giving an indication of vulnerability to adverse business, financial and economic conditions.

Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G-7 and non-G-7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.

Presentation of selected European credit risk exposures
The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country where its parent is located outside of the country.
The credit risk exposure in the table and the related description of developments is presented on a risk-based view before deduction of any related allowance for loan losses. We present our credit risk exposure and related risk mitigation for the following distinct categories:

– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the positive replacement value (PRV) of derivative instruments after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.
– Risk mitigation includes credit default swaps (CDS) and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking & Wealth Management exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.
– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through OTC contracts (e.g., CDS purchased and/or sold and total return swaps (TRS)).

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 2Q14		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR billion)
Sovereigns	0.5	0.0	0.4		0.1	0.0		(0.1)		0.5	0.1
Total	0.5	0.0	0.4		0.1	0.0		(0.1)		0.5	0.1
Cyprus (EUR billion)
Corporates & other	0.7	0.0	0.7		0.0	0.0		0.0		0.7	0.0
Total	0.7	0.0	0.7		0.0	0.0		0.0		0.7	0.0
Greece (EUR billion)
Sovereigns	0.2	0.0	0.0		0.2	0.0		0.0		0.2	0.2
Financial institutions	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Corporates & other	0.5	0.0	0.5		0.0	0.0		0.0		0.5	0.0
Total	0.8	0.0	0.6		0.2	0.0		0.0		0.8	0.2
Ireland (EUR billion)
Financial institutions	1.0	0.0	0.5		0.5	0.4		0.0		1.4	0.9
Corporates & other	0.7	0.0	0.6		0.1	0.0		0.0		0.7	0.1
Total	1.7	0.0	1.1		0.6	0.4		0.0		2.1	1.0
Italy (EUR billion)
Sovereigns	3.8	2.9	0.4		0.5	0.0		(0.7)		3.8	0.5
Financial institutions	1.5	0.0	0.9		0.6	0.2		(0.1)		1.7	0.8
Corporates & other	2.7	0.2	2.0		0.5	0.1		(0.1)		2.8	0.6
Total	8.0	3.1	3.3		1.6	0.3		(0.9)		8.3	1.9
Portugal (EUR billion)
Sovereigns	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Financial institutions	0.1	0.0	0.1		0.0	0.1		(0.1)		0.2	0.1
Corporates & other	0.1	0.0	0.1		0.0	0.1		0.0		0.2	0.1
Total	0.3	0.0	0.3		0.0	0.2		(0.1)		0.5	0.2
Spain (EUR billion)
Sovereigns	0.0	0.0	0.0		0.0	0.2		0.1		0.2	0.2
Financial institutions	0.9	0.0	0.4		0.5	0.5		0.0		1.4	1.0
Corporates & other	2.0	0.2	1.2		0.6	0.2		(0.1)		2.2	0.8
Total	2.9	0.2	1.6		1.1	0.9		0.0		3.8	2.0
Total (EUR billion)
Sovereigns	4.6	2.9	0.9		0.8	0.2		(0.7)		4.8	1.0
Financial institutions	3.6	0.0	2.0		1.6	1.2		(0.2)		4.8	2.8
Corporates & other	6.7	0.4	5.1		1.2	0.4		(0.2)		7.1	1.6
Total	14.9	3.3	8.0		3.6	1.8		(1.1)		16.7	5.4
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

CDS presented in the risk mitigation column are purchased as a direct hedge to our OTC exposure and the risk mitigation impact is considered to be the notional amount of the contract for risk purposes, with the mark-to-market fair value of CDS risk-managed against the protection provider. Net notional amounts of CDS reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold and are based on the origin of the CDS reference credit, rather than that of the CDS counterparty. CDS included in the inventory column represent contracts recorded in our trading books that are hedging the credit risk of the instruments included in the inventory column and are disclosed on the same basis as the value of the fixed income instrument they are hedging.
We do not have any tranched CDS positions on these European countries and only an insignificant amount of indexed credit derivatives is included in inventory.
The credit risk of CDS contracts themselves, i.e., the risk that the CDS counterparty will not perform in the event of a default, is managed separately from the credit risk of the reference credit. To mitigate such credit risk, all CDS contracts are collateralized and executed with counterparties with whom we have an enforceable International Swaps and Derivatives Association (ISDA) master agreement that provides for daily margining.

Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Croatia, Cyprus, Greece, Ireland, Italy, Portugal and Spain as of the end of 2Q14 was EUR 4.8 billion, down from EUR 5.1 billion as of the end of 1Q14. Our net exposure to these sovereigns was EUR 1.0 billion, down from EUR 1.4 billion compared to the end of 1Q14. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 2Q14 included net exposure to financial institutions of EUR 2.8 billion and to corporates and other counterparties of EUR 1.6 billion, compared to EUR 2.2 billion and EUR 1.5 billion, respectively, as of the end of 1Q14. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries. For credit protection purchased from banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.

Sovereign debt rating developments
In 2Q14, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Standard & Poor’s increased Cyprus’s rating to B from B–, Ireland’s rating to A– from BBB+ and Spain’s rating to BBB from BBB–. Fitch increased Spain’s rating to BBB+ from BBB. Moody’s increased Ireland’s rating to Baa1 from Baa3 and Portugal’s rating to Ba2 from Ba3. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Operational risk
Effective January 1, 2014, we have implemented a revised FINMA-approved internal AMA model to calculate the regulatory capital requirement for operational risk. The AMA capital calculation includes all litigation-related provisions and also an add-on component relating to the aggregate range of the reasonably possible litigation losses that are disclosed in our financial statements but are not covered by existing provisions.
> Refer to “Operational risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information on the revised AMA model used for regulatory capital calculation.

In 2Q14, a slight increase in capital required for operational risk primarily reflected the impact of incorporating into the AMA model the FHFA settlement in March 2014 and the settlement of all outstanding US cross-border matters in May 2014. The impact from these settlements was partially offset by the agreement with FINMA to remove the limitation it had set on the capital benefit for insurance-based risk transfer and a decrease in the add-on component of the capital related to the aggregate range of reasonably possible litigation losses due to the reduction in the maximum value of this range.

Balance sheet and off-balance sheet
Total assets were CHF 891.6 billion, total liabilities were CHF 849.6 billion and total equity was CHF 42.0 billion. Both total assets and total liabilities were up 2% for the quarter due to higher operating activities and the foreign exchange translation impact. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary
	end of				% change
	2Q14	1Q14	4Q13	2Q13	QoQ	Ytd	YoY
Assets (CHF million)
Cash and due from banks	66,469	65,972	68,692	56,584	1	(3)	17
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	165,744	162,890	160,022	173,404	2	4	(4)
Trading assets	235,427	237,069	229,413	245,834	(1)	3	(4)
Net loans	254,532	250,659	247,054	246,186	2	3	3
Brokerage receivables	56,309	49,353	52,045	72,247	14	8	(22)
All other assets	113,099	112,147	115,580	125,648	1	(2)	(10)
Total assets	891,580	878,090	872,806	919,903	2	2	(3)
Liabilities and equity (CHF million)
Due to banks	26,701	24,211	23,108	29,440	10	16	(9)
Customer deposits	346,296	348,450	333,089	328,389	(1)	4	5
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	88,066	88,675	94,032	99,073	(1)	(6)	(11)
Trading liabilities	75,129	73,029	76,635	89,917	3	(2)	(16)
Long-term debt	143,827	132,434	130,042	133,505	9	11	8
Brokerage payables	68,842	70,250	73,154	91,404	(2)	(6)	(25)
All other liabilities	100,692	96,759	95,580	98,768	4	5	2
Total liabilities	849,553	833,808	825,640	870,496	2	3	(2)
Total shareholders' equity	40,944	43,230	42,164	42,402	(5)	(3)	(3)
Noncontrolling interests	1,083	1,052	5,002	7,005	3	(78)	(85)
Total equity	42,027	44,282	47,166	49,407	(5)	(11)	(15)

Total liabilities and equity	891,580	878,090	872,806	919,903	2	2	(3)

Balance sheet
Total assets were CHF 891.6 billion as of the end of 2Q14, up CHF 13.5 billion, or 2%, from the end of 1Q14, reflecting an increase from operating activities and foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets increased CHF 10.3 billion.
Compared to the end of 1Q14, brokerage receivables increased CHF 7.0 billion, or 14%, driven by futures and margin lending, partially offset by open trades. Net loans increased CHF 3.9 billion, or 2%, primarily reflecting an increase in loans to financial institutions in Investment Banking and increases in loans collateralized by securities and residential mortgages in Private Banking & Wealth Management. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 2.9 billion, or 2%, mainly driven by an increase in stock borrowings and an increase in reverse repurchase transactions, partially offset by a decrease in cash collateral for stock borrowings. Cash and due from banks were stable at CHF 66.5 billion. Trading assets were stable at CHF 235.4 billion, mainly reflecting decreases in debt securities offset by increases in equity securities and derivative instruments. All other assets were stable at CHF 113.1 billion, including an increase of CHF 2.3 billion of other assets and a decrease of CHF 1.4 billion of securities received as collateral.
Total liabilities were CHF 849.6 billion as of the end of 2Q14, up CHF 15.7 billion, or 2%, from the end of 1Q14, driven by an increase from operating activities and foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities increased CHF 12.9 billion.
Compared to the end of 1Q14, long-term debt increased CHF 11.4 billion, or 9%, primarily driven by issuances of senior and subordinated debt, partially offset by maturities of senior debt. Due to banks increased CHF 2.5 billion, or 10%, mainly driven by new bank deposits and higher bank balances. Trading liabilities increased CHF 2.1 billion, or 3%, mainly driven by an increase in derivative instruments. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions were stable at CHF 88.1 billion. Customer deposits were stable at CHF 346.3 billion. Brokerage payables were down by CHF 1.4 billion, or 2%, mainly reflecting lower margin lending and other brokerage payables. All other liabilities increased CHF 3.9 billion, or 4%, including an increase of CHF 5.2 billion in short-term borrowings and a decrease of CHF 1.4 billion in obligation to return securities received as collateral.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.

Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2013 and “Note 25 – Guarantees and commitments” and “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Earnings per share
14 Trading assets and liabilities
15 Investment securities
16 Loans, allowance for loan losses and credit quality
17 Other assets and other liabilities
18 Long-term debt
19 Accumulated other comprehensive income and additional share information
20 Offsetting of financial assets and financial liabilities
21 Tax
22 Employee deferred compensation
23 Pension and other post-retirement benefits
24 Derivatives and hedging activities
25 Guarantees and commitments
26 Transfers of financial assets and variable interest entities
27 Financial instruments
28 Assets pledged and collateral
29 Litigation
30 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
to the Board of Directors of

Credit Suisse Group AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of June 30, 2014 and 2013 and the related condensed consolidated statements of operations, changes in equity and comprehensive income for the three and six-month periods ended June 30, 2014 and 2013 and the related condensed consolidated statements of cash flows for the six-month periods ended June 30, 2014 and 2013. These condensed consolidated financial statements are the responsibility of the Group's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2013, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated April 3, 2014, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2013, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Simon Ryder                Anthony Anzevino

Licensed Audit Expert   Global Lead Partner

Zurich, Switzerland

July 31, 2014

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Condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
in	2Q14	1Q14	2Q13	6M14	6M13
Consolidated statements of operations (CHF million)
Interest and dividend income	5,690	4,445	6,220	10,135	11,042
Interest expense	(3,104)	(2,267)	(3,580)	(5,371)	(6,596)
Net interest income	2,586	2,178	2,640	4,764	4,446
Commissions and fees	3,309	3,275	3,538	6,584	6,786
Trading revenues	197	638	357	835	2,172
Other revenues	371	738	417	1,109	637
Net revenues	6,463	6,829	6,952	13,292	14,041
Provision for credit losses	18	34	51	52	73
Compensation and benefits	2,973	2,993	2,926	5,966	5,917
General and administrative expenses	3,441	1,690	1,873	5,131	3,605
Commission expenses	377	369	457	746	927
Total other operating expenses	3,818	2,059	2,330	5,877	4,532
Total operating expenses	6,791	5,052	5,256	11,843	10,449
Income/(loss) from continuing operations before taxes	(346)	1,743	1,645	1,397	3,519
Income tax expense	307	543	472	850	971
Income/(loss) from continuing operations	(653)	1,200	1,173	547	2,548
Income/(loss) from discontinued operations, net of tax	(9)	15	(9)	6	(3)
Net income/(loss)	(662)	1,215	1,164	553	2,545
Net income attributable to noncontrolling interests	38	356	119	394	197
Net income/(loss) attributable to shareholders	(700)	859	1,045	159	2,348
of which from continuing operations	(691)	844	1,054	153	2,351
of which from discontinued operations	(9)	15	(9)	6	(3)
Basic earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(0.45)	0.47	0.55	0.05	1.31
Basic earnings/(loss) per share from discontinued operations	(0.01)	0.01	(0.01)	0.00	0.00
Basic earnings/(loss) per share	(0.46)	0.48	0.54	0.05	1.31
Diluted earnings per share (CHF)
Diluted earnings/(loss) per share from continuing operations	(0.45)	0.47	0.53	0.05	1.28
Diluted earnings/(loss) per share from discontinued operations	(0.01)	0.01	(0.01)	0.00	0.00
Diluted earnings/(loss) per share	(0.46)	0.48	0.52	0.05	1.28

Consolidated statements of comprehensive income (unaudited)
in	2Q14	1Q14	2Q13	6M14	6M13
Comprehensive income (CHF million)
Net income/(loss)	(662)	1,215	1,164	553	2,545
Gains/(losses) on cash flow hedges	12	17	(15)	29	(13)
Foreign currency translation	65	(273)	(166)	(208)	761
Unrealized gains/(losses) on securities	12	8	(14)	20	(21)
Actuarial gains/(losses)	42	35	81	77	151
Net prior service credit/(cost)	(22)	(20)	(31)	(42)	(58)
Other comprehensive income/(loss), net of tax	109	(233)	(145)	(124)	820
Comprehensive income/(loss)	(553)	982	1,019	429	3,365
Comprehensive income attributable to noncontrolling interests	41	331	110	372	315
Comprehensive income/(loss) attributable to shareholders	(594)	651	909	57	3,050

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	2Q14	1Q14	4Q13	2Q13
Assets (CHF million)
Cash and due from banks	66,469	65,972	68,692	56,584
of which reported at fair value	724	404	527	386
of which reported from consolidated VIEs	916	737	952	1,592
Interest-bearing deposits with banks	1,749	1,728	1,515	1,563
of which reported at fair value	309	308	311	396
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	165,744	162,890	160,022	173,404
of which reported at fair value	86,586	88,081	96,587	99,972
of which reported from consolidated VIEs	1,224	1,104	1,959	1,336
Securities received as collateral, at fair value	21,611	23,029	22,800	21,675
of which encumbered	16,737	18,184	17,964	17,100
Trading assets, at fair value	235,427	237,069	229,413	245,834
of which encumbered	75,778	72,288	72,976	68,048
of which reported from consolidated VIEs	3,439	3,492	3,610	3,850
Investment securities	3,323	3,320	2,987	3,546
of which reported at fair value	3,323	3,320	2,987	3,546
of which reported from consolidated VIEs	59	76	100	175
Other investments	7,709	7,806	10,329	11,628
of which reported at fair value	5,252	5,274	7,596	8,603
of which reported from consolidated VIEs	1,928	1,951	1,983	2,196
Net loans	254,532	250,659	247,054	246,186
of which reported at fair value	19,897	19,980	19,457	19,570
of which encumbered	92	702	638	568
of which reported from consolidated VIEs	2,008	2,047	4,207	4,566
allowance for loan losses	(821)	(866)	(869)	(900)
Premises and equipment	4,811	4,926	5,091	5,459
of which reported from consolidated VIEs	495	505	513	561
Goodwill	7,983	7,956	7,999	8,554
Other intangible assets	245	228	210	237
of which reported at fair value	66	55	42	39
Brokerage receivables	56,309	49,353	52,045	72,247
Other assets	64,689	62,405	63,065	72,986
of which reported at fair value	31,273	32,588	31,518	38,168
of which encumbered	439	610	722	674
of which reported from consolidated VIEs	13,815	13,711	14,330	15,410
Assets of discontinued operations held-for-sale	979	749	1,584	0
Total assets	891,580	878,090	872,806	919,903

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	2Q14	1Q14	4Q13	2Q13
Liabilities and equity (CHF million)
Due to banks	26,701	24,211	23,108	29,440
of which reported at fair value	998	1,270	1,450	1,903
Customer deposits	346,296	348,450	333,089	328,389
of which reported at fair value	3,229	3,170	3,252	3,600
of which reported from consolidated VIEs	269	233	265	167
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	88,066	88,675	94,032	99,073
of which reported at fair value	60,529	70,824	76,104	79,443
Obligation to return securities received as collateral, at fair value	21,611	23,029	22,800	21,675
Trading liabilities, at fair value	75,129	73,029	76,635	89,917
of which reported from consolidated VIEs	16	18	93	106
Short-term borrowings	29,426	24,181	20,193	20,976
of which reported at fair value	7,132	6,305	6,053	5,620
of which reported from consolidated VIEs	8,733	5,176	4,286	4,450
Long-term debt	143,827	132,434	130,042	133,505
of which reported at fair value	70,217	64,694	63,369	63,942
of which reported from consolidated VIEs	11,857	12,239	12,992	15,450
Brokerage payables	68,842	70,250	73,154	91,404
Other liabilities	48,913	48,768	51,447	56,117
of which reported at fair value	20,009	21,617	21,973	23,740
of which reported from consolidated VIEs	859	777	710	1,140
Liabilities of discontinued operations held-for-sale	742	781	1,140	0
Total liabilities	849,553	833,808	825,640	870,496
Common shares	64	64	64	64
Additional paid-in capital	26,655	28,406	27,853	27,196
Retained earnings	30,392	31,092	30,261	30,405
Treasury shares, at cost	(190)	(249)	(139)	(62)
Accumulated other comprehensive income/(loss)	(15,977)	(16,083)	(15,875)	(15,201)
Total shareholders' equity	40,944	43,230	42,164	42,402
Noncontrolling interests	1,083	1,052	5,002	7,005
Total equity	42,027	44,282	47,166	49,407

Total liabilities and equity	891,580	878,090	872,806	919,903

end of	2Q14	1Q14	4Q13	2Q13
Additional share information
Par value (CHF)	0.04	0.04	0.04	0.04
Authorized shares [1]	2,299,616,660	2,269,616,660	2,269,616,660	2,269,616,660
Common shares issued	1,607,168,947	1,596,119,349	1,596,119,349	1,594,295,735
Treasury shares	(7,196,146)	(8,866,124)	(5,183,154)	(2,328,381)
Shares outstanding	1,599,972,801	1,587,253,225	1,590,936,195	1,591,967,354
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
2Q14 (CHF million)
Balance at beginning of period	64	28,406		31,092	(249)	(16,083)	43,230	1,052	44,282
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(126)	(126)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	14	14
Net income/(loss)	–	–		(700)	–	–	(700)	38	(662)
Total other comprehensive income/(loss), net of tax	–	–		–	–	106	106	3	109
Issuance of common shares	–	297		–	–	–	297	–	297
Sale of treasury shares	–	(6)		–	2,140	–	2,134	–	2,134
Repurchase of treasury shares	–	–		–	(2,767)	–	(2,767)	–	(2,767)
Share-based compensation, net of tax	–	(1,058)	[3]	–	686	–	(372)	–	(372)
Financial instruments indexed to own shares [4]	–	193		–	–	–	193	–	193
Dividends paid	–	(1,177)	[5]	–	–	–	(1,177)	(5)	(1,182)
Change in scope of consolidation, net	–	–		–	–	–	–	107	107
Balance at end of period	64	26,655		30,392	(190)	(15,977)	40,944	1,083	42,027
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax benefit of CHF 10 million from the excess fair value of shares delivered over recognized compensation expense.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of reserves from capital contributions.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
1Q14 (CHF million)
Balance at beginning of period	64	27,853	30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	238	–	–	–	238	(1,812)	(1,574)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	21	21
Net income/(loss)	–	–	859	–	–	859	356	1,215
Total other comprehensive income/(loss), net of tax	–	–	–	–	(208)	(208)	(25)	(233)
Sale of treasury shares	–	3	–	1,896	–	1,899	–	1,899
Repurchase of treasury shares	–	–	–	(2,025)	–	(2,025)	–	(2,025)
Share-based compensation, net of tax	–	311	–	19	–	330	–	330
Dividends paid	–	–	(28)	–	–	(28)	(17)	(45)
Changes in redeemable noncontrolling interests	–	2	–	–	–	2	–	2
Change in scope of consolidation, net	–	–	–	–	–	–	(2,473)	(2,473)
Other	–	(1)	–	–	–	(1)	–	(1)
Balance at end of period	64	28,406	31,092	(249)	(16,083)	43,230	1,052	44,282
2Q13 (CHF million)
Balance at beginning of period	54	23,808	29,474	(446)	(15,065)	37,825	7,121	44,946
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(216)	(216)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	4	4
Net income/(loss)	–	–	1,045	–	–	1,045	117	1,162
Total other comprehensive income/(loss), net of tax	–	–	–	–	(136)	(136)	(9)	(145)
Issuance of common shares	10	3,704	–	–	–	3,714	–	3,714
Sale of treasury shares	–	(19)	–	3,510	–	3,491	–	3,491
Repurchase of treasury shares	–	–	–	(3,176)	–	(3,176)	–	(3,176)
Share-based compensation, net of tax	–	(25)	–	50	–	25	–	25
Dividends paid	–	(269)	(114)	–	–	(383)	(12)	(395)
Changes in redeemable noncontrolling interests	–	(3)	–	–	–	(3)	–	(3)
Balance at end of period	64	27,196	30,405	(62)	(15,201)	42,402	7,005	49,407

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
6M14 (CHF million)
Balance at beginning of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	238		–	–	–	238	(1,938)	(1,700)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	35	35
Net income/(loss)	–	–		159	–	–	159	394	553
Total other comprehensive income/(loss), net of tax	–	–		–	–	(102)	(102)	(22)	(124)
Issuance of common shares	–	297		–	–	–	297	–	297
Sale of treasury shares	–	(3)		–	4,036	–	4,033	–	4,033
Repurchase of treasury shares	–	–		–	(4,792)	–	(4,792)	–	(4,792)
Share-based compensation, net of tax	–	(747)	[3]	–	705	–	(42)	–	(42)
Financial instruments indexed to own shares [4]	–	193		–	–	–	193	–	193
Dividends paid	–	(1,177)	[5]	(28)	–	–	(1,205)	(22)	(1,227)
Changes in redeemable noncontrolling interests	–	2		–	–	–	2	–	2
Changes in scope of consolidation, net	–	–		–	–	–	–	(2,366)	(2,366)
Other	–	(1)		–	–	–	(1)	–	(1)
Balance at end of period	64	26,655		30,392	(190)	(15,977)	40,944	1,083	42,027
6M13 (CHF million)
Balance at beginning of period	53	23,636		28,171	(459)	(15,903)	35,498	6,786	42,284
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(379)	(379)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	298	298
Net income/(loss)	–	–		2,348	–	–	2,348	197	2,545
Total other comprehensive income/(loss), net of tax	–	–		–	–	702	702	118	820
Issuance of common shares	11	4,174		–	–	–	4,185	–	4,185
Sale of treasury shares	–	(45)		–	5,719	–	5,674	–	5,674
Repurchase of treasury shares	–	–		–	(5,479)	–	(5,479)	–	(5,479)
Share-based compensation, net of tax	–	(375)		–	157	–	(218)	–	(218)
Financial instruments indexed to own shares	–	80		–	–	–	80	–	80
Dividends paid	–	(269)		(114)	–	–	(383)	(23)	(406)
Changes in redeemable noncontrolling interests	–	(5)		–	–	–	(5)	–	(5)
Changes in scope of consolidation, net	–	–		–	–	–	–	8	8
Balance at end of period	64	27,196		30,405	(62)	(15,201)	42,402	7,005	49,407
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (38) million from the excess recognized compensation expense over fair value of shares delivered.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of reserves from capital contributions.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M14	6M13
Operating activities of continuing operations (CHF million)
Net income	553	2,545
(Income)/loss from discontinued operations, net of tax	(6)	3
Income from continuing operations	547	2,548
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	621	667
Provision for credit losses	52	73
Deferred tax provision/(benefit)	562	623
Share of net income/(loss) from equity method investments	251	144
Trading assets and liabilities, net	(5,986)	17,091
(Increase)/decrease in other assets	(10,291)	(26,432)
Increase/(decrease) in other liabilities	(4,124)	22,064
Other, net	750	(2,224)
Total adjustments	(18,165)	12,006
Net cash provided by/(used in) operating activities of continuing operations	(17,618)	14,554
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(243)	529
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(5,756)	14,007
Purchase of investment securities	(459)	(212)
Proceeds from sale of investment securities	48	36
Maturities of investment securities	92	92
Investments in subsidiaries and other investments	(483)	(901)
Proceeds from sale of other investments	850	1,617
(Increase)/decrease in loans	(9,057)	(3,652)
Proceeds from sales of loans	943	484
Capital expenditures for premises and equipment and other intangible assets	(411)	(440)
Proceeds from sale of premises and equipment and other intangible assets	0	8
Other, net	150	(2)
Net cash provided by/(used in) investing activities of continuing operations	(14,326)	11,566

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M14	6M13
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	16,644	16,043
Increase/(decrease) in short-term borrowings	9,095	5,896
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,659)	(37,364)
Issuances of long-term debt	32,023	17,259
Repayments of long-term debt	(19,616)	(33,622)
Issuances of common shares	297	928
Sale of treasury shares	4,033	5,128
Repurchase of treasury shares	(4,792)	(5,479)
Dividends paid	(1,227)	(406)
Other, net	(1,468)	(464)
Net cash provided by/(used in) financing activities of continuing operations	29,330	(32,081)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	574	1,130
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(183)	(348)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(2,223)	(5,179)

Cash and due from banks at beginning of period	68,692	61,763
Cash and due from banks at end of period	66,469	56,584

Supplemental cash flow information (unaudited)
in	6M14	6M13
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	812	475
Cash paid for interest	5,468	6,597
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	32	0
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	8	36
Liabilities sold	1	8

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2013 included in the Credit Suisse Annual Report 2013.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for a description of the Group’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 1Q14 consolidated statements of operations and comprehensive income, the 1Q14 and 2Q13 consolidated balance sheets and the 2Q14, 1Q14 and 2Q13 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for a description of accounting standards adopted in 2013.

ASC Topic 210 – Balance Sheet
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to Accounting Standards Codification (ASC) Topic 210 – Balance Sheet. The amendments in ASU 2011-11 require an entity to prepare additional disclosures about offsetting and related arrangements. In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU 2013-01), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11. The adoption of ASU 2011-11 and ASU 2013-01 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
> Refer to “Note 20 – Offsetting of financial assets and financial liabilities” for further information.

ASC Topic 220 – Comprehensive Income
In January 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02), an update to ASC Topic 220 – Comprehensive Income. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income (AOCI) by component. The adoption of ASU 2013-02 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
> Refer to “Note 19 – Accumulated other comprehensive income and additional share information” for further information.

ASC Topic 830 – Foreign Currency Matters
In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (ASU 2013-05), an update to ASC Topic 830 – Foreign Currency Matters. The amendments provide guidance for the treatment of the cumulative translation adjustment when an entity ceases to hold a controlling financial interest in a subsidiary or group of assets within a foreign entity. ASU 2013-05 is effective prospectively for interim and annual reporting periods beginning after December 15, 2013 with early adoption permitted. The Group elected to early adopt ASU 2013-05 on January 1, 2013 which did not have a material impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 946 – Financial Services – Investment Companies
In June 2013, the FASB issued ASU 2013-08, “Amendments to the Scope, Measurement, and Disclosure Requirements” (ASU 2013-08) an update to Topic 946 – Financial Services – Investment Companies. The amendments change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company and provide comprehensive guidance for assessing whether an entity is an investment company. The adoption of ASU 2013-08 on January 1, 2014 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 205 – Presentation of Financial Statements
ASC Topic 360 – Property, Plant, and Equipment
In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (ASU 2014-08), an update to Topic 205 – Presentation of Financial Statements and Topic 360 – Property, Plant, and Equipment. The amendments change the requirements for reporting discontinued operations and require additional disclosures about discontinued operations. ASU 2014-08 is effective for interim and annual reporting periods beginning after December 15, 2014 with early adoption permitted. The Group will evaluate the impact of adoption of ASU 2014-08 on the Group’s financial position, results of operations and cash flows when any future discontinued operations or disposals are identified.

ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. ASU 2014-09 is effective for annual periods beginning after December 15, 2016. The Group is currently evaluating the impact of the adoption of ASU 2014-09 on the Group’s financial position, results of operations and cash flows.

ASC Topic 718 – Compensation – Stock Compensation
In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12), an update to Topic 718 – Compensation – Stock Compensation. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the impact of the adoption of ASU 2014-12 on the Group’s financial position, results of operations and cash flows.

ASC Topic 860 – Transfers and Servicing
In June 2014, the FASB issued ASU 2014-11, “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (ASU 2014-11), an update to Topic 860 – Transfers and Servicing. ASU 2014-11 amends the accounting guidance for repurchase-to-maturity transactions and repurchase financing arrangements. As a result of these amendments repurchase-to-maturity transactions will be reported as secured borrowings. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also specify new disclosures that entities must include. ASU 2014-11 is effective for interim and annual periods beginning after December 15, 2014. The Group is currently evaluating the impact of the adoption of ASU 2014-11 on the Group’s financial position, results of operations and cash flows.

3 Business developments
Business developments
> Refer to “Note 4 – Discontinued operations” for information on business divestitures in 1Q14.

In July 2014, the Group entered into an agreement to sell Private Banking & Wealth Management’s local affluent and upper affluent business in Italy to Banca Generali S.p.A. The transaction also includes approximately 60 agents of Credit Suisse (Italy) S.p.A., with over EUR 2.0 billion of assets under management. The transaction is expected to close by November 2014, subject to customary closing conditions, including related to regulatory requirements and labor agreements.
In July 2014, the Group announced that with respect to the global macro products business, it decided to exit its small commodities trading business. The Group will also re-focus its foreign exchange business towards a combination of electronic trading and voice offering for larger and more complex trades and will further simplify its rates product offering to focus primarily on satisfying client liquidity needs in cash products and derivatives.

4 Discontinued operations
In December 2013, the Group announced the sale of its domestic private banking business booked in Germany (German private banking business) to Bethmann Bank AG, a subsidiary of ABN AMRO. This transaction is subject to customary closing conditions and is expected to close in the course of 2014. As of the end of 2Q14, the German private banking business had total assets and liabilities of CHF 979 million and CHF 742 million, respectively, that were held-for-sale. Bethmann Bank AG and ABN AMRO are companies unrelated to the Group.
In January 2014, the Group completed the sale of CFIG, its private equity fund of funds and co-investment business, to Grosvenor Capital Management and recognized a pre-tax gain on disposal of CHF 91 million in 1Q14 net of allocated goodwill of CHF 23 million. As of the end of 4Q13, CFIG had total assets of CHF 31 million that were held-for-sale. The Group continues to hold investments in, and have unfunded commitments to, investment funds managed by CFIG. Grosvenor Capital Management is a company unrelated to the Group.
In March 2014, the Group completed the spin-off of DLJ Merchant Banking Partners, the Group’s mid-market leveraged buyout business, for no consideration to aPriori Capital Partners L.P., an independent advisory firm established and controlled by members of the business’ management. The transaction was completed with no gain or loss from disposal and insignificant impact on net revenues, operating expenses and net income/(loss) from discontinued operations for 1Q14 and prior periods have not been restated. The Group will retain certain carried interest rights. aPriori Capital Partners L.P. is a company unrelated to the Group.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information.

Assets held-for-sale
end of	2Q14	1Q14	4Q13
German private banking business (CHF million)
Cash	277	234	960
Loans	686	507	575
Other assets	16	8	18
Total assets held-for-sale	979	749	1,553
CFIG (CHF million)
Fees receivable	–	–	8
Goodwill	–	–	23
Total assets held-for-sale	–	–	31
Group (CHF million)
Total assets held-for-sale	979	749	1,584

Liabilities held-for-sale
end of	2Q14	1Q14	4Q13
German private banking business (CHF million)
Deposits	696	740	1,118
Other liabilities	46	41	22
Total liabilities held-for-sale	742	781	1,140
Group (CHF million)
Total liabilities held-for-sale	742	781	1,140

For the operations discontinued in 2013 and 2014, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
The results of operations of the businesses sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for the relevant periods presented. The assets and liabilities of discontinued operations for which the sale has not yet been completed are presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, and prior periods are not reclassified.

Income/(loss) from discontinued operations
in	2Q14	1Q14	2Q13	6M14	6M13
Operations-related (CHF million)
Net revenues	12	12	68	24	142
of which German private banking business	12	8	12	20	26
of which ETF business	–	–	15	–	29
of which Strategic Partners	–	–	14	–	28
of which CFIG	–	0	26	0	56
Operating expenses	12	16	59	28	111
of which German private banking business	12	14	20	26	38
of which ETF business	–	–	10	–	20
of which Strategic Partners	–	–	2	–	8
of which CFIG	–	0	25	0	41
Income tax expense/(benefit)	0	1	9	1	22
of which German private banking business	0	0	0	0	(1)
of which ETF business	–	–	3	–	5
of which Strategic Partners	–	–	5	–	9
of which CFIG	–	0	1	0	9
Income/(loss), net of tax	0	(5)	0	(5)	9
of which German private banking business	0	(6)	(8)	(6)	(11)
of which ETF business	–	–	2	–	4
of which Strategic Partners	–	–	7	–	11
of which CFIG	–	0	0	0	6
Transaction-related (CHF million)
Gain on disposal	–	91	–	91	–
of which CFIG	–	91	–	91	–
Operating expenses	9	32	15	41	20
of which German private banking business	9	26	–	35	–
of which ETF business	–	–	3	–	6
of which Strategic Partners	–	–	12	–	12
of which CFIG	–	0	–	0	2
Income tax expense/(benefit)	0	39	(6)	39	(8)
of which ETF business	–	–	(1)	–	(2)
of which Strategic Partners	–	–	(5)	–	(5)
of which CFIG	–	42	–	42	(1)
Income/(loss), net of tax	(9)	20	(9)	11	(12)
of which German private banking business	(9)	(26)	–	(35)	–
of which ETF business	–	–	(2)	–	(4)
of which Strategic Partners	–	–	(7)	–	(7)
of which CFIG	–	49	–	49	(1)
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	(9)	15	(9)	6	(3)
of which German private banking business	(9)	(32)	(8)	(41)	(11)
of which ETF business	–	–	0	–	0
of which Strategic Partners	–	–	0	–	4
of which CFIG	–	49	0	49	5

5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. For the operations discontinued, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
Beginning in 2Q14, the majority of the balance sheet usage related to a portfolio of high-quality liquid assets managed by the Treasury function and previously recorded in the Corporate Center has been allocated to the business divisions to allow for a more efficient management of their business activities from an overall Group perspective with respect to LCR and Swiss leverage requirements arising from the portfolio of assets. Prior periods have been restated for the related impact on total assets.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on segment information, revenue sharing and cost allocation, funding and taxes.

Net revenues and income before taxes
in	2Q14	1Q14	2Q13	6M14	6M13
Net revenues (CHF million)
Private Banking & Wealth Management	3,046	3,240	3,419	6,286	6,697
Investment Banking	3,342	3,416	3,400	6,758	7,345
Corporate Center	45	(187)	11	(142)	(194)
Noncontrolling interests without SEI	30	360	122	390	193
Net revenues	6,463	6,829	6,952	13,292	14,041
Income/(loss) from continuing operations before taxes (CHF million)
Private Banking & Wealth Management	(749)	1,012	917	263	1,798
Investment Banking	752	827	754	1,579	2,054
Corporate Center	(373)	(439)	(131)	(812)	(507)
Noncontrolling interests without SEI	24	343	105	367	174
Income/(loss) from continuing operations before taxes	(346)	1,743	1,645	1,397	3,519

Total assets
end of	2Q14	1Q14	4Q13	2Q13
Total assets (CHF million)
Private Banking & Wealth Management	322,669	324,084	316,491	308,569
Investment Banking	525,101	521,495	519,712	575,215
Corporate Center	42,509	31,220	32,979	31,852
Noncontrolling interests without SEI	1,301	1,291	3,624	4,267
Total assets	891,580	878,090	872,806	919,903

6 Net interest income
in	2Q14	1Q14	2Q13	6M14	6M13
Net interest income (CHF million)
Loans	1,216	1,226	1,211	2,442	2,399
Investment securities	11	11	13	22	25
Trading assets	3,394	2,168	3,705	5,562	6,130
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	542	561	705	1,103	1,376
Other	527	479	586	1,006	1,112
Interest and dividend income	5,690	4,445	6,220	10,135	11,042
Deposits	(248)	(236)	(260)	(484)	(518)
Short-term borrowings	(30)	(22)	(17)	(52)	(97)
Trading liabilities	(1,626)	(761)	(1,855)	(2,387)	(3,098)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(262)	(261)	(397)	(523)	(733)
Long-term debt	(854)	(927)	(985)	(1,781)	(2,029)
Other	(84)	(60)	(66)	(144)	(121)
Interest expense	(3,104)	(2,267)	(3,580)	(5,371)	(6,596)
Net interest income	2,586	2,178	2,640	4,764	4,446

7 Commissions and fees
in	2Q14	1Q14	2Q13	6M14	6M13
Commissions and fees (CHF million)
Lending business	454	434	489	888	930
Investment and portfolio management	891	934	1,002	1,825	1,906
Other securities business	25	23	26	48	54
Fiduciary business	916	957	1,028	1,873	1,960
Underwriting	603	460	479	1,063	898
Brokerage	890	973	1,119	1,863	2,164
Underwriting and brokerage	1,493	1,433	1,598	2,926	3,062
Other services	446	451	423	897	834
Commissions and fees	3,309	3,275	3,538	6,584	6,786

8 Trading revenues
in	2Q14	1Q14	2Q13	6M14	6M13
Trading revenues (CHF million)
Interest rate products	2,969	1,250	(1,109)	4,219	588
Foreign exchange products	(1,337)	(1,014)	519	(2,351)	903
Equity/index-related products	(680)	176	571	(504)	489
Credit products	(850)	40	316	(810)	(44)
Commodity, emission and energy products	(17)	63	148	46	191
Other products	112	123	(88)	235	45
Trading revenues	197	638	357	835	2,172
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on trading revenues and managing trading risks.

9 Other revenues
in	2Q14	1Q14	2Q13	6M14	6M13
Other revenues (CHF million)
Noncontrolling interests without SEI	25	358	152	383	216
Loans held-for-sale	(1)	1	2	0	(3)
Long-lived assets held-for-sale	(2)	28	(7)	26	(22)
Equity method investments	55	61	30	116	66
Other investments	97	110	82	207	139
Other	197	180	158	377	241
Other revenues	371	738	417	1,109	637

10 Provision for credit losses
in	2Q14	1Q14	2Q13	6M14	6M13
Provision for credit losses (CHF million)
Provision for loan losses	22	30	49	52	69
Provision for lending-related and other exposures	(4)	4	2	0	4
Provision for credit losses	18	34	51	52	73

11 Compensation and benefits
in	2Q14	1Q14	2Q13	6M14	6M13
Compensation and benefits (CHF million)
Salaries and variable compensation	2,536	2,653	2,462	5,189	5,044
Social security	283	188	229	471	451
Other [1]	154	152	235	306	422
Compensation and benefits [2]	2,973	2,993	2,926	5,966	5,917
1 Includes pension and other post-retirement expense of CHF 85 million, CHF 84 million, CHF 157 million, CHF 169 million and CHF 267 million in 2Q14, 1Q14, 2Q13, 6M14 and 6M13, respectively.
2
Includes severance and other compensation expense relating to headcount reductions of CHF 63 million, CHF 24 million, CHF 90 million, CHF 87 million and CHF 157 million as of 2Q14, 1Q14, 2Q13, 6M14 and 6M13, respectively.

12 General and administrative expenses
in	2Q14	1Q14	2Q13	6M14	6M13
General and administrative expenses (CHF million)
Occupancy expenses	305	273	283	578	571
IT, machinery, etc.	347	341	377	688	761
Provisions and losses	1,810	111	273	1,921	443
Travel and entertainment	90	81	92	171	181
Professional services	545	526	455	1,071	902
Amortization and impairment of other intangible assets	5	5	7	10	13
Other	339	353	386	692	734
General and administrative expenses	3,441	1,690	1,873	5,131	3,605

13 Earnings per share
in	2Q14		1Q14	2Q13	6M14	6M13
Basic net income/(loss) attributable to shareholders (CHF million)
Income/(loss) from continuing operations	(691)		844	1,054	153	2,351
Income/(loss) from discontinued operations, net of tax	(9)		15	(9)	6	(3)
Net income/(loss) attributable to shareholders	(700)		859	1,045	159	2,348
Preferred securities dividends	–		(28)	(114)	(28)	(114)
Net income/(loss) attributable to shareholders for basic earnings per share	(700)		831	931	131	2,234
Available for common shares	(752)		785	852	79	1,918
Available for unvested share-based payment awards	52		46	70	52	164
Available for mandatory convertible securities [1]	–		–	9	–	152
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(700)		831	931	131	2,234
Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	–		–	(17)	–	(22)
Net income/(loss) attributable to shareholders for diluted earnings per share	(700)		831	914	131	2,212
Available for common shares	(752)		785	838	79	1,904
Available for unvested share-based payment awards	52		46	67	52	160
Available for mandatory convertible securities [1]	–		–	9	–	148
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,625.0		1,621.2	1,574.9	1,623.1	1,464.8
Dilutive contracts that may be settled in shares or cash [3]	–		–	23.1	–	23.5
Dilutive share options and warrants	0.0		1.4	1.9	0.7	1.9
Dilutive share awards	0.0		5.2	1.5	2.6	1.7
Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,625.0	[5]	1,627.8	1,601.4	1,626.4	1,491.9
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	68.3		95.5	130.0	81.9	126.3
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	–		–	20.4	–	126.1
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share from continuing operations	(0.45)		0.47	0.55	0.05	1.31
Basic earnings/(loss) per share from discontinued operations	(0.01)		0.01	(0.01)	0.00	0.00
Basic earnings/(loss) per share available for common shares	(0.46)		0.48	0.54	0.05	1.31
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings/(loss) per share from continuing operations	(0.45)		0.47	0.53	0.05	1.28
Diluted earnings/(loss) per share from discontinued operations	(0.01)		0.01	(0.01)	0.00	0.00
Diluted earnings/(loss) per share available for common shares	(0.46)		0.48	0.52	0.05	1.28
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013, which shares were settled and delivered on April 8, 2013.
2
Reflects changes in the fair value of the PAF2 units which were reflected in the net results of the Group until the awards were finally settled. In 1Q14, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares.

3
Reflects weighted-average shares outstanding on PAF2 units. In 1Q14, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares.

4
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 8.8 million, 9.1 million, 12.1 million, 8.9 million and 12.9 million for 2Q14, 1Q14, 2Q13, 6M14 and 6M13, respectively.

5
Due to the net loss in 2Q14, 1.3 million weighted-average share options and warrants outstanding and 12.2 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Trading assets and liabilities
end of	2Q14	1Q14	4Q13	2Q13
Trading assets (CHF million)
Debt securities	105,038	112,678	110,116	116,923
Equity securities [1]	88,159	83,044	76,695	78,281
Derivative instruments [2]	30,957	30,538	31,603	39,240
Other	11,273	10,809	10,999	11,390
Trading assets	235,427	237,069	229,413	245,834
Trading liabilities (CHF million)
Short positions	40,617	40,647	40,161	49,214
Derivative instruments [2]	34,512	32,382	36,474	40,703
Trading liabilities	75,129	73,029	76,635	89,917
1 Including convertible bonds.
2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	2Q14	1Q14	4Q13	2Q13
Cash collateral – netted (CHF million) [1]
Cash collateral paid	25,122	24,735	23,870	31,514
Cash collateral received	20,058	19,425	20,500	28,102
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	8,097	7,058	8,359	10,212
Cash collateral received	12,844	11,984	11,663	13,047
1 Recorded as cash collateral netting on derivative instruments in Note 20 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

15 Investment securities
end of	2Q14	1Q14	4Q13	2Q13
Investment securities (CHF million)
Securities available-for-sale	3,323	3,320	2,987	3,546
Total investment securities	3,323	3,320	2,987	3,546

Investment securities by type
	2Q14				4Q13
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	373	24	0	397	389	15	2	402
Debt securities issued by foreign governments	1,758	52	0	1,810	1,350	39	1	1,388
Corporate debt securities	573	14	0	587	590	16	0	606
Collateralized debt obligations	408	15	0	423	480	11	1	490
Debt securities available-for-sale	3,112	105	0	3,217	2,809	81	4	2,886
Banks, trust and insurance companies	74	22	0	96	74	18	0	92
Industry and all other	10	0	0	10	9	0	0	9
Equity securities available-for-sale	84	22	0	106	83	18	0	101
Securities available-for-sale	3,196	127	0	3,323	2,892	99	4	2,987

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
4Q13 (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	168	2	0	0	168	2
Debt securities issued by foreign governments	109	1	0	0	109	1
Collateralized debt obligation	10	1	0	0	10	1
Debt securities available-for-sale	287	4	0	0	287	4

There were no unrealized losses on investment securities as of the end of 2Q14. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	6M14		6M13
in	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	41	7	27	9

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2Q14 (CHF million)
Due within 1 year	561	563	1.43
Due from 1 to 5 years	1,666	1,730	2.35
Due from 5 to 10 years	832	868	1.46
Due after 10 years	53	56	1.62
Total debt securities	3,112	3,217	1.93

16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on loans, allowance for loan losses, credit quality and impaired loans.

Loans
end of	2Q14	1Q14		4Q13	2Q13
Loans (CHF million)
Mortgages	96,915	95,700		94,978	93,602
Loans collateralized by securities	35,882	34,253		31,565	30,316
Consumer finance	5,438	5,783		5,938	7,368
Consumer	138,235	135,736		132,481	131,286
Real estate	27,268	27,320		27,312	26,244	[1]
Commercial and industrial loans	65,734	65,760		63,334	63,718	[1]
Financial institutions	21,058	19,472		21,840	23,113	[1]
Governments and public institutions	3,177	3,341		3,047	2,815	[1]
Corporate & institutional	117,237	115,893		115,533	115,890
Gross loans	255,472	251,629		248,014	247,176
of which held at amortized cost	235,575	231,649		228,557	227,606
of which held at fair value	19,897	19,980		19,457	19,570
Net (unearned income)/deferred expenses	(119)	(104)		(91)	(90)
Allowance for loan losses	(821)	(866)		(869)	(900)
Net loans	254,532	250,659		247,054	246,186
Gross loans by location (CHF million)
Switzerland	156,377	153,766		151,992	150,810
Foreign	99,095	97,863		96,022	96,366
Gross loans	255,472	251,629		248,014	247,176
Impaired loan portfolio (CHF million)
Non-performing loans	851	845		862	904
Non-interest-earning loans	286	283		281	305
Total non-performing and non-interest-earning loans	1,137	1,128		1,143	1,209
Restructured loans	83	29	[2]	6	20
Potential problem loans	252	342	[2]	340	444
Total other impaired loans	335	371		346	464
Gross impaired loans	1,472	1,499		1,489	1,673
1
Prior periods have been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions, and from governments and public institutions to commercial and industrial loans, respectively.

2 Prior period has been corrected to reclassify a counterparty exposure from potential problem loans to restructured loans.

Allowance for loan losses by loan portfolio
	2Q14			1Q14			2Q13
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	263	603	866	267	602	869	285	631	916
Change in scope of consolidation	0	0	0	0	0	0	0	0	0
Net movements recognized in statements of operations	20	2	22	17	13	30	15	34	49
Gross write-offs	(28)	(64)	(92)	(26)	(20)	(46)	(27)	(72)	(99)
Recoveries	4	15	19	5	5	10	7	22	29
Net write-offs	(24)	(49)	(73)	(21)	(15)	(36)	(20)	(50)	(70)
Provisions for interest	0	3	3	1	4	5	0	6	6
Foreign currency translation impact and other adjustments, net	1	2	3	(1)	(1)	(2)	2	(3)	(1)
Balance at end of period	260	561	821	263	603	866	282	618	900
of which individually evaluated for impairment	210	403	613	213	440	653	229	447	676
of which collectively evaluated for impairment	50	158	208	50	163	213	53	171	224
Gross loans held at amortized cost (CHF million)
Balance at end of period	138,223	97,352	235,575	135,725	95,924	231,649	131,276	96,330	227,606
of which individually evaluated for impairment [1]	613	859	1,472	560	939	1,499	607	1,066	1,673
of which collectively evaluated for impairment	137,610	96,493	234,103	135,165	94,985	230,150	130,669	95,264	225,933

	6M14			6M13
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	267	602	869	288	634	922
Change in scope of consolidation	0	0	0	0	0	0
Net movements recognized in statements of operations	37	15	52	36	33	69
Gross write-offs	(54)	(84)	(138)	(60)	(93)	(153)
Recoveries	9	20	29	12	24	36
Net write-offs	(45)	(64)	(109)	(48)	(69)	(117)
Provisions for interest	1	7	8	2	11	13
Foreign currency translation impact and other adjustments, net	0	1	1	4	9	13
Balance at end of period	260	561	821	282	618	900
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
	2Q14			1Q14			2Q13
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	18	982	1,000	11	423	434	0	423	423
Reclassifications from loans held-for-sale [2]	0	165	165	0	23	23	0	62	62
Reclassifications to loans held-for-sale [3]	0	334	334	0	76	76	0	132	132
Sales [3]	0	11	11	0	53	53	0	70	70

	6M14			6M13
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	29	1,405	1,434	0	2,115	2,115
Reclassifications from loans held-for-sale [2]	0	188	188	0	106	106
Reclassifications to loans held-for-sale [3]	0	410	410	0	308	308
Sales [3]	0	64	64	0	187	187
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.
The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2013 for further information on internal ratings and the scope of the credit quality disclosures.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total
2Q14 (CHF million)
Mortgages	509	2,514	18,009	58,673	16,165	781	32	1	0	231	96,915
Loans collateralized by securities	1,834	717	4,557	26,235	2,210	228	5	9	0	87	35,882
Consumer finance	250	51	112	2,077	1,834	690	29	0	122	261	5,426
Consumer	2,593	3,282	22,678	86,985	20,209	1,699	66	10	122	579	138,223
Real estate	867	1,602	2,723	14,970	6,276	270	0	0	0	93	26,801
Commercial and industrial loans	451	988	1,849	22,411	24,047	3,908	226	15	10	611	54,516
Financial institutions	924	1,608	2,939	6,261	2,253	441	104	17	0	98	14,645
Governments and public institutions	49	368	173	403	117	58	222	0	0	0	1,390
Corporate & institutional	2,291	4,566	7,684	44,045	32,693	4,677	552	32	10	802	97,352
Gross loans held at amortized cost	4,884	7,848	30,362	131,030	52,902	6,376	618	42	132	1,381	235,575
Value of collateral [1]	3,866	6,675	27,168	123,969	44,650	4,153	118	33	12	726	211,370
4Q13 (CHF million)
Mortgages	302	2,257	17,398	57,033	16,857	883	39	0	0	209	94,978
Loans collateralized by securities	182	349	4,214	24,497	2,131	90	2	6	0	94	31,565
Consumer finance	0	14	226	2,501	1,952	824	43	0	119	248	5,927
Consumer	484	2,620	21,838	84,031	20,940	1,797	84	6	119	551	132,470
Real estate	1,344	1,050	3,511	13,669	6,897	322	0	1	0	72	26,866
Commercial and industrial loans	183	740	1,901	21,232	23,131	3,621	232	6	6	671	51,723
Financial institutions	1,319	1,706	4,041	5,625	2,440	776	14	1	0	112	16,034
Governments and public institutions	78	324	178	440	148	73	223	0	0	0	1,464
Corporate & institutional	2,924	3,820	9,631	40,966	32,616	4,792	469	8	6	855	96,087
Gross loans held at amortized cost	3,408	6,440	31,469	124,997	53,556	6,589	553	14	125	1,406	228,557
Value of collateral [1]	2,553	5,046	28,186	116,971	45,376	3,372	102	1	10	616	202,233
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Value of collateral
In Private Banking & Wealth Management, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2Q14 (CHF million)
Mortgages	96,494	147	42	29	203	421	96,915
Loans collateralized by securities	35,663	118	3	10	88	219	35,882
Consumer finance	4,451	640	82	61	192	975	5,426
Consumer	136,608	905	127	100	483	1,615	138,223
Real estate	26,691	18	1	0	91	110	26,801
Commercial and industrial loans	53,455	582	68	123	288	1,061	54,516
Financial institutions	14,357	171	2	0	115	288	14,645
Governments and public institutions	1,388	2	0	0	0	2	1,390
Corporate & institutional	95,891	773	71	123	494	1,461	97,352
Gross loans held at amortized cost	232,499	1,678	198	223	977	3,076	235,575
4Q13 (CHF million)
Mortgages	94,657	103	26	25	167	321	94,978
Loans collateralized by securities	31,365	95	2	12	91	200	31,565
Consumer finance	5,218	377	93	55	184	709	5,927
Consumer	131,240	575	121	92	442	1,230	132,470
Real estate	26,774	19	2	2	69	92	26,866
Commercial and industrial loans	50,879	343	77	74	350	844	51,723
Financial institutions	15,841	87	2	1	103	193	16,034
Governments and public institutions	1,459	5	0	0	0	5	1,464
Corporate & institutional	94,953	454	81	77	522	1,134	96,087
Gross loans held at amortized cost	226,193	1,029	202	169	964	2,364	228,557

Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2013 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
2Q14 (CHF million)
Mortgages	192	19	211	0	45	45	256
Loans collateralized by securities	22	68	90	0	3	3	93
Consumer finance	249	5	254	0	10	10	264
Consumer	463	92	555	0	58	58	613
Real estate	78	15	93	0	3	3	96
Commercial and industrial loans	226	147	373	83	188	271	644
Financial institutions	84	32	116	0	3	3	119
Corporate & institutional	388	194	582	83	194	277	859
Gross impaired loans	851	286	1,137	83	252	335	1,472
4Q13 (CHF million)
Mortgages	167	13	180	0	45	45	225
Loans collateralized by securities	20	71	91	0	4	4	95
Consumer finance	244	5	249	0	0	0	249
Consumer	431	89	520	0	49	49	569
Real estate	53	15	68	0	5	5	73
Commercial and industrial loans	307	144	451	6	258	264	715
Financial institutions	71	33	104	0	28	28	132
Corporate & institutional	431	192	623	6	291	297	920
Gross impaired loans	862	281	1,143	6	340	346	1,489

Gross impaired loan detail
	2Q14			4Q13
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	205	194	29	207	197	28
Loans collateralized by securities	67	63	51	67	63	55
Consumer finance	224	205	130	231	211	134
Consumer	496	462	210	505	471	217
Real estate	94	88	10	71	65	15
Commercial and industrial loans	611	562	323	705	656	340
Financial institutions	119	114	70	131	127	82
Corporate & institutional	824	764	403	907	848	437
Gross impaired loans with a specific allowance	1,320	1,226	613	1,412	1,319	654
Mortgages	51	51	–	18	18	–
Loans collateralized by securities	26	26	–	28	28	–
Consumer finance	40	40	–	18	18	–
Consumer	117	117	–	64	64	–
Real estate	2	2	–	2	2	–
Commercial and industrial loans	33	33	–	10	10	–
Financial institutions	0	0	–	1	1	–
Corporate & institutional	35	35	–	13	13	–
Gross impaired loans without specific allowance	152	152	–	77	77	–
Gross impaired loans	1,472	1,378	613	1,489	1,396	654
of which consumer	613	579	210	569	535	217
of which corporate & institutional	859	799	403	920	861	437

Gross impaired loan detail (continued)
	2Q14			1Q14			2Q13
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	197	1	1	200	0	0	210	1	1
Loans collateralized by securities	65	0	0	65	0	0	74	0	0
Consumer finance	223	0	0	228	0	0	258	0	0
Consumer	485	1	1	493	0	0	542	1	1
Real estate	81	0	0	80	0	0	74	0	0
Commercial and industrial loans	676	0	0	698	0	0	810	0	0
Financial institutions	119	0	0	129	0	0	135	0	0
Corporate & institutional	876	0	0	907	0	0	1,019	0	0
Gross impaired loans with a specific allowance	1,361	1	1	1,400	0	0	1,561	1	1
Mortgages	30	0	0	20	0	0	26	0	0
Loans collateralized by securities	40	0	0	27	0	0	27	0	0
Consumer finance	22	0	0	18	0	0	18	0	0
Consumer	92	0	0	65	0	0	71	0	0
Real estate	19	0	0	6	0	0	11	0	0
Commercial and industrial loans	12	0	0	11	0	0	91	0	0
Financial institutions	0	0	0	0	0	0	3	0	0
Corporate & institutional	31	0	0	17	0	0	105	0	0
Gross impaired loans without specific allowance	123	0	0	82	0	0	176	0	0
Gross impaired loans	1,484	1	1	1,482	0	0	1,737	1	1
of which consumer	577	1	1	558	0	0	613	1	1
of which corporate & institutional	907	0	0	924	0	0	1,124	0	0

Gross impaired loan detail (continued)
	6M14			6M13
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	198	1	1	201	1	1
Loans collateralized by securities	65	0	0	71	0	0
Consumer finance	226	0	0	269	0	0
Consumer	489	1	1	541	1	1
Real estate	80	0	0	68	0	0
Commercial and industrial loans	688	0	0	782	3	3
Financial institutions	124	0	0	145	0	0
Corporate & institutional	892	0	0	995	3	3
Gross impaired loans with a specific allowance	1,381	1	1	1,536	4	4
Mortgages	25	0	0	32	0	0
Loans collateralized by securities	34	0	0	27	0	0
Consumer finance	20	0	0	28	0	0
Consumer	79	0	0	87	0	0
Real estate	13	0	0	7	0	0
Commercial and industrial loans	12	0	0	103	0	0
Financial institutions	0	0	0	3	0	0
Corporate & institutional	25	0	0	113	0	0
Gross impaired loans without specific allowance	104	0	0	200	0	0
Gross impaired loans	1,485	1	1	1,736	4	4
of which consumer	568	1	1	628	1	1
of which corporate & institutional	917	0	0	1,108	3	3

17 Other assets and other liabilities
end of	2Q14	1Q14	4Q13	2Q13
Other assets (CHF million)
Cash collateral on derivative instruments	8,097	7,058	8,359	10,212
Cash collateral on non-derivative transactions	2,445	1,541	1,412	1,905
Derivative instruments used for hedging	2,100	1,894	2,062	2,387
Assets held-for-sale	20,102	20,615	19,306	23,763
of which loans	19,755	20,223	18,914	23,284
of which real estate	347	392	392	478
Assets held for separate accounts	9,046	10,268	11,236	12,032
Interest and fees receivable	6,041	4,831	4,859	5,733
Deferred tax assets	5,557	5,683	6,185	6,599
Prepaid expenses	649	585	552	809
Failed purchases	2,996	2,542	2,365	3,131
Other	7,656	7,388	6,729	6,415
Other assets	64,689	62,405	63,065	72,986
Other liabilities (CHF million)
Cash collateral on derivative instruments	12,844	11,984	11,663	13,047
Cash collateral on non-derivative transactions	740	754	955	1,957
Derivative instruments used for hedging	202	512	384	763
Provisions [1]	2,653	2,633	2,641	1,251
of which off-balance sheet risk	59	62	60	65
Liabilities held for separate accounts	9,046	10,268	11,236	12,032
Interest and fees payable	6,055	5,001	5,641	7,665
Current tax liabilities	788	841	864	853
Deferred tax liabilities	423	427	394	165
Failed sales	1,267	2,235	2,396	2,944
Other	14,895	14,113	15,273	15,440
Other liabilities	48,913	48,768	51,447	56,117
1 Includes provisions for bridge commitments.

18 Long-term debt
Long-term debt
end of	2Q14	1Q14	4Q13	2Q13
Long-term debt (CHF million)
Senior	108,419	99,050	96,048	102,475
Subordinated	23,551	21,145	21,002	15,580
Non-recourse liabilities from consolidated VIEs	11,857	12,239	12,992	15,450
Long-term debt	143,827	132,434	130,042	133,505
of which reported at fair value	70,217	64,694	63,369	63,942
of which structured notes	41,739	38,427	34,815	34,320

Structured notes by product
end of	2Q14	1Q14	4Q13
Structured notes (CHF million)
Equity	29,855	26,362	22,605
Fixed income	6,080	5,981	6,455
Credit	4,778	4,826	5,016
Other	1,026	1,258	739
Total structured notes	41,739	38,427	34,815

19 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income
2Q14 (CHF million)
Balance at beginning of period	6	(13,922)	60	(2,722)	495	(16,083)
Increase/(decrease)	12	62	12	4	0	90
Increase/(decrease) due to equity method investments	5	0	0	0	0	5
Reclassification adjustments, included in net income	(5)	0	0	38	(22)	11
Total increase/(decrease)	12	62	12	42	(22)	106
Balance at end of period	18	(13,860)	72	(2,680)	473	(15,977)
1Q14 (CHF million)
Balance at beginning of period	(11)	(13,674)	52	(2,757)	515	(15,875)
Increase/(decrease)	12	(248)	8	(3)	0	(231)
Increase/(decrease) due to equity method investments	8	0	0	0	0	8
Reclassification adjustments, included in net income	(3)	0	0	38	(20)	15
Total increase/(decrease)	17	(248)	8	35	(20)	(208)
Balance at end of period	6	(13,922)	60	(2,722)	495	(16,083)
2Q13 (CHF million)
Balance at beginning of period	(27)	(11,967)	77	(3,731)	583	(15,065)
Increase/(decrease)	(22)	(159)	(14)	15	0	(180)
Increase/(decrease) due to equity method investments	5	0	0	0	0	5
Reclassification adjustments, included in net income	2	2	0	66	(31)	39
Total increase/(decrease)	(15)	(157)	(14)	81	(31)	(136)
Balance at end of period	(42)	(12,124)	63	(3,650)	552	(15,201)
6M14 (CHF million)
Balance at beginning of period	(11)	(13,674)	52	(2,757)	515	(15,875)
Increase/(decrease)	24	(186)	20	1	0	(141)
Increase/(decrease) due to equity method investments	13	0	0	0	0	13
Reclassification adjustments, included in net income	(8)	0	0	76	(42)	26
Total increase/(decrease)	29	(186)	20	77	(42)	(102)
Balance at end of period	18	(13,860)	72	(2,680)	473	(15,977)
6M13 (CHF million)
Balance at beginning of period	(29)	(12,767)	84	(3,801)	610	(15,903)
Increase/(decrease)	(17)	595	(21)	21	0	578
Increase/(decrease) due to equity method investments	2	0	0	0	0	2
Reclassification adjustments, included in net income	2	48	0	130	(58)	122
Total increase/(decrease)	(13)	643	(21)	151	(58)	702
Balance at end of period	(42)	(12,124)	63	(3,650)	552	(15,201)

Details on significant reclassification adjustments
in	2Q14	1Q14	2Q13	6M14	6M13
Reclassification adjustments, included in net income (CHF million)
Cumulative translation adjustments
Sale of subsidiaries	0	0	2	0	48	[1]
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	50	50	88	100	174
Tax expense/(benefit)	(12)	(12)	(22)	(24)	(44)
Net of tax	38	38	66	76	130
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(28)	(25)	(40)	(53)	(74)
Tax expense	6	5	9	11	16
Net of tax	(22)	(20)	(31)	(42)	(58)
1
Includes net releases of CHF 46 million in 1Q13 on the sale of JO Hambro. Upon settlement in 3Q13, further net releases of CHF 38 million were recognized. These were reclassified from cumulative translation adjustments and included in net income in other revenues, offset by a gain on the transaction.

2 These components are included in the computation of total benefit costs. Refer to "Note 23 – Pension and other post-retirement benefits" for further information.

Additional share information
	2Q14		1Q14		2Q13		6M14		6M13
Common shares issued
Balance at beginning of period	1,596,119,349		1,596,119,349		1,339,652,645		1,596,119,349		1,320,829,922
Issuance of common shares	11,049,598		0		254,643,090		11,049,598		273,465,813
of which MACCS settlement	0		0		199,964,015		0		199,964,015
of which share-based compensation	11,049,598		0		17,126,788		11,049,598		35,949,511
Balance at end of period	1,607,168,947		1,596,119,349		1,594,295,735		1,607,168,947		1,594,295,735
Treasury shares
Balance at beginning of period	(8,866,124)		(5,183,154)		(27,495,313)		(5,183,154)		(27,036,831)
Sale of treasury shares	78,696,088		67,970,125		144,989,659		146,666,213		230,922,166
of which MACCS settlement	0		0		33,488,655		0		33,488,655
Repurchase of treasury shares	(101,311,442)		(72,306,505)		(121,624,269)		(173,617,947)		(212,129,195)
Share-based compensation	24,285,332		653,410		1,801,542		24,938,742		5,915,479
Balance at end of period	(7,196,146)		(8,866,124)		(2,328,381)		(7,196,146)		(2,328,381)
Common shares outstanding
Balance at end of period	1,599,972,801	[1]	1,587,253,225	[2]	1,591,967,354	[3]	1,599,972,801	[1]	1,591,967,354	[3]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 661,049,598 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

3
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 662,873,212 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

20 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:

– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.

Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

Derivatives
The Group transacts bilateral OTC derivatives mainly under ISDA Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	2Q14		4Q13
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	212.7	207.1	265.4	262.1
OTC	182.5	178.7	183.0	178.1
Exchange-traded	0.1	0.0	0.3	0.0
Interest rate products	395.3	385.8	448.7	440.2
OTC	41.8	53.7	58.5	68.2
Exchange-traded	0.1	0.1	0.1	0.2
Foreign exchange products	41.9	53.8	58.6	68.4
OTC	13.6	16.1	15.5	18.6
Exchange-traded	12.8	14.4	14.8	15.1
Equity/index-related products	26.4	30.5	30.3	33.7
OTC-cleared	6.4	5.9	5.2	5.1
OTC	18.6	19.8	20.8	21.2
Credit derivatives	25.0	25.7	26.0	26.3
OTC	3.8	2.6	4.4	4.0
Exchange-traded	0.5	0.7	0.5	0.8
Other products	4.3	3.3	4.9	4.8
OTC-cleared	219.1	213.0	270.6	267.2
OTC	260.3	270.9	282.2	290.1
Exchange-traded	13.5	15.2	15.7	16.1
Total gross derivatives subject to enforceable master netting agreements	492.9	499.1	568.5	573.4
Offsetting (CHF billion)
OTC-cleared	(216.1)	(212.8)	(269.1)	(267.0)
OTC	(239.8)	(247.8)	(260.7)	(265.7)
Exchange-traded	(13.1)	(13.6)	(15.1)	(15.1)
Offsetting	(469.0)	(474.2)	(544.9)	(547.8)
of which counterparty netting	(448.9)	(448.9)	(523.9)	(523.9)
of which cash collateral netting	(20.1)	(25.3)	(21.0)	(23.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	3.0	0.2	1.5	0.2
OTC	20.5	23.1	21.5	24.4
Exchange-traded	0.4	1.6	0.6	1.0
Total net derivatives subject to enforceable master netting agreements	23.9	24.9	23.6	25.6
Total derivatives not subject to enforceable master netting agreements [1]	9.2	9.8	10.1	11.3
Total net derivatives presented in the consolidated balance sheets	33.1	34.7	33.7	36.9
of which recorded in trading assets and trading liabilities	31.0	34.5	31.6	36.5
of which recorded in other assets and other liabilities	2.1	0.2	2.1	0.4
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of June 30, 2014 and December 31, 2013. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2Q14				4Q13
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	113.6	(32.4)	81.2		112.0	(25.1)	86.9
Securities borrowing transactions	16.7	0.0	16.7		22.7	(1.7)	21.0
Total subject to enforceable master netting agreements	130.3	(32.4)	97.9		134.7	(26.8)	107.9
Total not subject to enforceable master netting agreements [1]	67.8	–	67.8		52.1	–	52.1
Total	198.1	(32.4)	165.7	[2]	186.8	(26.8)	160.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 86,586 million and CHF 96,587 million of the total net amount as of the end of 2Q14 and 4Q13, respectively, are reported at fair value.

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	2Q14				4Q13
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	82.8	(32.4)	50.4		86.5	(26.8)	59.7
Securities lending transactions	9.3	0.0	9.3		6.6	0.0	6.6
Obligation to return securities received as collateral, at fair value	17.3	0.0	17.3		18.5	0.0	18.5
Total subject to enforceable master netting agreements	109.4	(32.4)	77.0		111.6	(26.8)	84.8
Total not subject to enforceable master netting agreements [1]	32.7	–	32.7		32.0	–	32.0
Total	142.1	(32.4)	109.7		143.6	(26.8)	116.8
of which securities sold under repurchase agreements and securities lending transactions	120.5	(32.4)	88.1	[2]	120.8	(26.8)	94.0	[2]
of which obligation to return securities received as collateral, at fair value	21.6	0.0	21.6		22.8	0.0	22.8
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 60,529 million and CHF 76,104 million of the total net amount as of the end of 2Q14 and 4Q13, respectively, are reported at fair value.

The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.

Amounts not offset in the consolidated balance sheets
	2Q14						4Q13
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	23.9	4.2		0.0		19.7	23.6	4.9		0.1		18.6
Securities purchased under resale agreements	81.2	81.2		0.0		0.0	86.9	86.9		0.0		0.0
Securities borrowing transactions	16.7	16.3		0.0		0.4	21.0	20.2		0.0		0.8
Total financial assets subject to enforceable master netting agreements	121.8	101.7		0.0		20.1	131.5	112.0		0.1		19.4
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	24.9	9.6		0.0		15.3	25.6	9.9		0.0		15.7
Securities sold under repurchase agreements	50.4	50.4		0.0		0.0	59.7	59.7		0.0		0.0
Securities lending transactions	9.3	9.1		0.0		0.2	6.6	6.2		0.0		0.4
Obligation to return securities received as collateral, at fair value	17.3	16.5		0.0		0.8	18.5	17.5		0.0		1.0
Total financial liabilities subject to enforceable master netting agreements	101.9	85.6		0.0		16.3	110.4	93.3		0.0		17.1
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of CDS and credit insurance contracts. Therefore the net exposure presented in the table above is not representative for the Group’s counterparty exposure.

21 Tax
The income tax expense of CHF 307 million recorded in 2Q14 reflected the impact of the geographical mix of results, the recognition of additional Swiss deferred tax assets relating to timing differences following certain changes in Swiss GAAP and the re-assessment of UK deferred tax assets resulting in a reduction of deferred tax assets on net operating losses.
The presentation of income tax expense and deferred tax assets and liabilities is in accordance with ASC Topic 740 – Income Taxes – guidance to interim reporting.
The quarterly income tax expense includes the impact of the continuous re-assessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2014, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 6.6 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 55 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2010; Brazil – 2009; Japan – 2009; the UK – 2006; the US – 2006; and the Netherlands – 2005.

Effective tax rate
in	2Q14	1Q14	2Q13	6M14	6M13
Effective tax rate (%)	(88.7)	31.2	28.7	60.8	27.6

Tax expense reconciliation
in	2Q14
CHF million
Income tax expense/(benefit) computed at the Swiss statutory tax rate of 22%	(76)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	228
Other non-deductible expenses	386
Changes in deferred tax valuation allowance	505
Lower taxed income	(5)
Income taxable to noncontrolling interests	(10)
Change in recognition of outside basis difference	(733)
Other	12
Income tax expense	307

Foreign tax rate differential
2Q14 included a foreign tax expense of CHF 228 million in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US.

Other non-deductible expenses
2Q14 included the impact of CHF 328 million relating to the non-deductible amount of the litigation settlement charge, non-deductible interest expenses of CHF 40 million, non-deductible bank levy costs and other non-deductible expenses of CHF 18 million.

Changes in deferred tax valuation allowance
2Q14 included the impact of the increase of valuation allowances of CHF 105 million mainly in respect of three of the Group’s operating entities, two in Europe and one in Asia, related to estimated current year earnings. Additionally, it also included an increase in valuation allowance for previously recognized deferred tax assets in respect of a Group operating entity in the UK of CHF 400 million.

Lower taxed income
2Q14 included a CHF 5 million income tax benefit related to non-taxable life insurance income.

Change in recognition of outside basis difference
2Q14 included a CHF 733 million income tax benefit related to the enactment of a Swiss GAAP change impacting the expected reversal of the outside basis differences relating to Swiss subsidiary investments.

Other
2Q14 included a tax charge of CHF 7 million relating to non-recoverable foreign taxes, a tax charge of CHF 6 million relating to non-deductible foreign exchange losses partially offset by a tax benefit of CHF 4 million relating to the net decrease of tax contingency accruals.

Net deferred tax assets
end of	2Q14	1Q14
Net deferred tax assets (CHF million)
Deferred tax assets	5,557	5,683
of which net operating losses	758	1,436
of which deductible temporary differences	4,799	4,247
Deferred tax liabilities	(423)	(427)
Net deferred tax assets	5,134	5,256

22 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards, Capital Opportunity Facility awards, Plus Bond awards, Partner Asset Facilities awards, Adjustable Performance Plan awards, Restricted Cash Awards, Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and other cash awards.
> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information.

The following tables show the expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 2Q14 and prior periods and the associated remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized deferred compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	2Q14	1Q14	2Q13	6M14	6M13
Deferred compensation expense (CHF million)
Share awards	227	250	203	477	457
Performance share awards	156	172	126	328	330
Contingent Capital Awards	79	96	–	175	–
Capital Opportunity Facility awards	4	1	–	5	–
Plus Bond awards [1]	7	10	6	17	16
2011 Partner Asset Facility awards [2]	(1)	11	(23)	10	(30)
Adjustable Performance Plan share awards [3]	(3)	1	16	(2)	21
Adjustable Performance Plan cash awards [3]	(11)	(2)	2	(13)	(1)
Restricted Cash Awards	24	23	37	47	91
Scaled Incentive Share Units [3]	(3)	0	17	(3)	24
Incentive Share Units [4]	0	0	0	0	(2)
2008 Partner Asset Facility awards [2]	61	22	11	83	53
Other cash awards	98	128	120	226	237
Discontinued operations	(6)	(3)	(5)	(9)	(6)
Total deferred compensation expense	632	709	510	1,341	1,190
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
3 Includes forfeitures and downward adjustments according to the plan terms and conditions.
4 Includes forfeitures.

Additional information
end of	2Q14
Estimated unrecognized deferred compensation expense (CHF million)
Share awards	1,195
Performance share awards	535
Contingent Capital Awards	276
Capital Opportunity Facility awards	6
Plus Bond awards	10
Adjustable Performance Plan share awards	4
Adjustable Performance Plan cash awards	5
Restricted Cash Awards	82
Other cash awards	220
Estimated unrecognized deferred compensation expense	2,333

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2

2Q14 activity
In June 2014, the Group granted to certain employees 2.7 million in share awards with a fair value of CHF 66 million for the 2014 performance year. The share awards entitle the holder to receive one Group share for each award granted, subject to the award terms, and vest equally on each of the three years anniversaries of the grant date.

Share-based award activity
	2Q14					6M14
Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards	SISU awards	ISU awards	Share awards	Performance share awards	Adjustable Performance Plan share awards		SISU awards	ISU awards
Share-based award activities
Balance at beginning of period	103.6	65.7	15.3	4.7	1.0	72.9	41.4	14.5		4.7	1.2
Granted	3.2	0.0	0.0	0.0	0.0	35.2	24.3	0.8	[1]	0.0	0.0
Settled	(27.0)	(15.9)	(7.6)	(4.5)	0.0	(28.0)	(15.9)	(7.6)		(4.5)	0.0
Forfeited	(1.4)	(0.4)	(0.2)	(0.1)	(0.3)	(1.7)	(0.4)	(0.2)		(0.1)	(0.5)
Balance at end of period	78.4	49.4	7.5	0.1	0.7	78.4	49.4	7.5		0.1	0.7
of which vested	5.0	2.6	1.0	0.1	0.1	5.0	2.6	1.0		0.1	0.1
of which unvested	73.4	46.8	6.5	0.0	0.6	73.4	46.8	6.5		0.0	0.6
1 Represents additional units earned in 1Q14 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

23 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 529 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2014. As of the end of 2Q14, CHF 259 million of contributions had been made.

Components of total benefit costs
in	2Q14	1Q14	2Q13	6M14	6M13
Total benefit costs (CHF million)
Service costs on benefit obligation	69	69	94	138	188
Interest costs on benefit obligation	120	120	108	240	217
Expected return on plan assets	(181)	(181)	(184)	(362)	(368)
Amortization of recognized prior service cost/(credit)	(22)	(22)	(23)	(44)	(46)
Amortization of recognized actuarial losses	50	50	87	100	173
Net periodic benefit costs	36	36	82	72	164
Settlement losses/(gains)	0	0	1	0	1
Curtailment losses/(gains)	(7)	(3)	(17)	(10)	(28)
Special termination benefits	4	3	4	7	12
Total benefit costs	33	36	70	69	149

24 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 27 – Financial instruments” for further information.

Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2Q14	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	11,635.4	4.4	4.8	0.0	0.0	0.0
Swaps	27,381.7	340.7	333.5	55.6	2.7	0.9
Options bought and sold (OTC)	3,705.9	48.8	48.4	0.0	0.0	0.0
Futures	1,287.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	688.8	0.2	0.1	0.0	0.0	0.0
Interest rate products	44,699.0	394.1	386.8	55.6	2.7	0.9
Forwards	1,992.9	12.3	12.7	25.3	0.2	0.1
Swaps	1,409.4	23.0	34.9	0.0	0.0	0.0
Options bought and sold (OTC)	952.6	8.5	9.3	9.8	0.0	0.0
Futures	49.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	14.5	0.1	0.1	0.0	0.0	0.0
Foreign exchange products	4,419.1	43.9	57.0	35.1	0.2	0.1
Forwards	4.3	0.7	0.1	0.0	0.0	0.0
Swaps	263.4	5.1	7.9	0.0	0.0	0.0
Options bought and sold (OTC)	242.1	10.4	10.0	0.0	0.0	0.0
Futures	56.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	430.3	14.5	15.9	0.0	0.0	0.0
Equity/index-related products	997.0	30.7	33.9	0.0	0.0	0.0
Credit derivatives [2]	1,356.4	25.7	26.3	0.0	0.0	0.0
Forwards	20.2	0.6	0.4	0.0	0.0	0.0
Swaps	48.1	2.7	2.0	0.0	0.0	0.0
Options bought and sold (OTC)	34.0	0.9	0.8	0.0	0.0	0.0
Futures	30.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	51.8	0.6	0.7	0.0	0.0	0.0
Other products [3]	184.8	4.8	3.9	0.0	0.0	0.0
Total derivative instruments	51,656.3	499.2	507.9	90.7	2.9	1.0
The notional amount, PRV and NRV (trading and hedging) was CHF 51,747.0 billion, CHF 502.1 billion and CHF 508.9 billion, respectively, as of June 30, 2014.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q13	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	9,366.2	2.5	2.6	0.0	0.0	0.0
Swaps	30,589.6	399.6	393.8	68.5	2.8	0.7
Options bought and sold (OTC)	3,889.5	44.3	44.9	0.0	0.0	0.0
Futures	830.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	705.9	0.3	0.2	0.0	0.0	0.0
Interest rate products	45,382.0	446.7	441.5	68.5	2.8	0.7
Forwards	2,098.0	21.6	21.5	30.5	0.3	0.1
Swaps	1,382.1	28.9	39.2	0.0	0.0	0.0
Options bought and sold (OTC)	815.6	10.7	11.6	9.4	0.0	0.0
Futures	48.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.5	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,350.0	61.3	72.5	39.9	0.3	0.1
Forwards	4.0	0.7	0.1	0.0	0.0	0.0
Swaps	236.1	5.4	7.9	0.0	0.0	0.0
Options bought and sold (OTC)	225.3	12.2	12.0	0.0	0.0	0.0
Futures	50.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	416.2	17.0	17.2	0.0	0.0	0.0
Equity/index-related products	932.2	35.3	37.2	0.0	0.0	0.0
Credit derivatives [2]	1,483.3	26.8	27.2	0.0	0.0	0.0
Forwards	19.2	0.7	1.1	0.0	0.0	0.0
Swaps	45.4	2.9	2.5	0.0	0.0	0.0
Options bought and sold (OTC)	35.2	1.1	1.0	0.0	0.0	0.0
Futures	31.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	48.9	0.7	0.9	0.0	0.0	0.0
Other products [3]	179.8	5.4	5.5	0.0	0.0	0.0
Total derivative instruments	52,327.3	575.5	583.9	108.4	3.1	0.8
The notional amount, PRV and NRV (trading and hedging) was CHF 52,435.7 billion, CHF 578.6 billion and CHF 584.7 billion, respectively, as of December 31, 2013.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Netting of derivative instruments
> Refer to “Derivatives” in Note 20 – Offsetting of financial assets and financial liabilities for further information of the netting of derivative instruments.

Fair value hedges
in	2Q14	1Q14	2Q13	6M14	6M13
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(26)	(290)	249	(316)	337
Foreign exchange products	2	0	(6)	2	(8)
Total	(24)	(290)	243	(314)	329
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	16	300	(253)	316	(339)
Foreign exchange products	(2)	0	6	(2)	8
Total	14	300	(247)	314	(331)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(10)	10	(4)	0	(2)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2Q14	1Q14	2Q13	6M14	6M13
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	13	14	(25)	27	(20)
Foreign exchange products	5	9	5	14	2
Total	18	23	(20)	41	(18)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	5	4	(1)	9	0
Foreign exchange products [2]	0	(1)	(1)	(1)	(2)
Total	5	3	(2)	8	(2)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [1]	(1)	0	0	(1)	0
1 Included in trading revenues.
2 Included in other revenues.

As of the end of 2Q14, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 15 million.

Net investment hedges
in	2Q14	1Q14	2Q13	6M14	6M13
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(279)	59	260	(220)	(291)
Total	(279)	59	260	(220)	(291)
Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
	2Q14				4Q13
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	11.9	0.9	0.2	13.0	11.7	1.1	0.1	12.9
Collateral posted	11.0	0.9	–	11.9	10.6	1.2	–	11.8
Additional collateral required in a one-notch downgrade event	0.6	0.6	0.0	1.2	0.6	0.8	0.0	1.4
Additional collateral required in a two-notch downgrade event	2.0	0.8	0.1	2.9	2.3	1.1	0.0	3.4

Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on credit derivatives.

Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. TRS of CHF 9.9 billion and CHF 7.4 billion as of the end of 2Q14 and 4Q13, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.

Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
	2Q14						4Q13
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(285.0)	271.4		(13.6)	34.8	5.9	(305.9)	287.9		(18.0)	37.7	5.2
Non-investment grade	(102.2)	98.5		(3.7)	14.8	3.2	(108.7)	104.9		(3.8)	10.5	2.5
Total single-name instruments	(387.2)	369.9		(17.3)	49.6	9.1	(414.6)	392.8		(21.8)	48.2	7.7
of which sovereign	(77.7)	75.2		(2.5)	8.3	0.3	(88.1)	85.0		(3.1)	8.9	(0.4)
of which non-sovereign	(309.5)	294.7		(14.8)	41.3	8.8	(326.5)	307.8		(18.7)	39.3	8.1
Multi-name instruments (CHF billion)
Investment grade [2]	(182.6)	178.4		(4.2)	42.8	2.9	(219.1)	212.1		(7.0)	47.3	3.3
Non-investment grade	(62.5)	54.9	[3]	(7.6)	11.3	0.8	(65.0)	59.0	[3]	(6.0)	13.5	1.5
Total multi-name instruments	(245.1)	233.3		(11.8)	54.1	3.7	(284.1)	271.1		(13.0)	60.8	4.8
of which sovereign	(6.0)	11.4		5.4	1.1	0.2	(10.8)	10.9		0.1	1.1	0.0
of which non-sovereign	(239.1)	221.9		(17.2)	53.0	3.5	(273.3)	260.2		(13.1)	59.7	4.8
Total instruments (CHF billion)
Investment grade [2]	(467.6)	449.8		(17.8)	77.6	8.8	(525.0)	500.0		(25.0)	85.0	8.5
Non-investment grade	(164.7)	153.4		(11.3)	26.1	4.0	(173.7)	163.9		(9.8)	24.0	4.0
Total instruments	(632.3)	603.2		(29.1)	103.7	12.8	(698.7)	663.9		(34.8)	109.0	12.5
of which sovereign	(83.7)	86.6		2.9	9.4	0.5	(98.9)	95.9		(3.0)	10.0	(0.4)
of which non-sovereign	(548.6)	516.6		(32.0)	94.3	12.3	(599.8)	568.0		(31.8)	99.0	12.9
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.

Credit derivatives
end of	2Q14	4Q13
Credit derivatives (CHF billion)
Credit protection sold	632.3	698.7
Credit protection purchased	603.2	663.9
Other protection purchased	103.7	109.0
Other instruments [1]	17.2	11.7
Total credit derivatives	1,356.4	1,483.3
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.

Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2Q14 (CHF billion)
Single-name instruments	82.7	258.2	46.3	387.2
Multi-name instruments	31.5	153.6	60.0	245.1
Total instruments	114.2	411.8	106.3	632.3
4Q13 (CHF billion)
Single-name instruments	91.2	281.4	42.0	414.6
Multi-name instruments	19.2	208.2	56.7	284.1
Total instruments	110.4	489.6	98.7	698.7

25 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2013 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2Q14 (CHF million)
Credit guarantees and similar instruments	2,692	1,469	4,161	3,969		11	2,214
Performance guarantees and similar instruments	5,026	2,429	7,455	6,603		63	3,073
Securities lending indemnifications	11,968	0	11,968	11,968		0	11,968
Derivatives [2]	21,973	9,010	30,983	30,983		664	–	[3]
Other guarantees	3,303	1,241	4,544	4,533		39	2,460
Total guarantees	44,962	14,149	59,111	58,056		777	19,715
4Q13 (CHF million)
Credit guarantees and similar instruments	2,688	1,526	4,214	4,066		14	2,333
Performance guarantees and similar instruments	4,910	3,136	8,046	7,125		107	3,312
Securities lending indemnifications	11,479	0	11,479	11,479		0	11,479
Derivatives [2]	18,247	13,403	31,650	31,650		715	–	[3]
Other guarantees	4,003	1,212	5,215	5,191		3	2,631
Total guarantees	41,327	19,277	60,604	59,511		839	19,755
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2013 to June 30, 2014 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2014 to June 30, 2015, the Group’s share in this deposit insurance guarantee program based on FINMA’s estimate will be unchanged at CHF 0.6 billion.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises (GSEs) Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
With respect to its outstanding repurchase claims, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of its portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to June 30, 2014 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 2Q14, 1Q14 and 2Q13, including realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
January 1, 2004 to June 30, 2014 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	24.0
Non-agency securitizations	134.5	[2]
Total residential mortgage loans sold	166.7
1 Primarily banks.
2
Of the total residential mortgage loans sold to non-agency securitizations USD 25.3 billion were outstanding as of the end of 2Q14. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 2Q14 is attributable to borrower payments of USD 90.1 billion and losses of USD 19.1 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	2Q14					1Q14
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total		Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	69	418	83	570		77	420	83	580
New claims	3	0	314	317		6	1	6	13
Claims settled through repurchases	0	0	0	0		0	0	0	0
Other settlements	(1)	(415)	0	(416)	[2]	(3)	(1)	(5)	(9)	[2]
Total claims settled	(1)	(415)	0	(416)		(3)	(1)	(5)	(9)
Claims rescinded	(4)	0	0	(4)		(11)	0	0	(11)
Transfers to/from arbitration and litigation, net [3]	0	0	(314)	(314)		0	(2)	(1)	(3)
Balance at end of period	67	3	83	153		69	418	83	570

	2Q13
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	67	482	1,398	1,947
New claims	24	93	149	266
Claims settled through repurchases	(1)	0	(2)	(3)	[1]
Other settlements	(5)	(155)	(4)	(164)	[2]
Total claims settled	(6)	(155)	(6)	(167)
Claims rescinded	(4)	0	0	(4)
Transfers to/from arbitration and litigation, net [3]	0	0	(347)	(347)
Balance at end of period	81	420	1,194	1,695
1 Settled at a repurchase price of USD 3 million.
2 Settled at USD 59 million, USD 7 million and USD 20 million in 2Q14, 1Q14 and 2Q13, respectively.
3 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.

Residential mortgage loans sold – outstanding repurchase claims (continued)
	6M14					6M13
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total		Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	77	420	83	580		67	464	1,395	1,926
New claims	9	1	320	330		36	115	489	640
Claims settled through repurchases	0	0	0	0		(4)	0	(2)	(6)	[1]
Other settlements	(4)	(416)	(5)	(425)	[2]	(8)	(155)	(7)	(170)	[2]
Total claims settled	(4)	(416)	(5)	(425)		(12)	(155)	(9)	(176)
Claims rescinded	(15)	0	0	(15)		(10)	(4)	0	(14)
Transfers to/from arbitration and litigation, net [3]	0	(2)	(315)	(317)		0	0	(681)	(681)
Balance at end of period	67	3	83	153		81	420	1,194	1,695
1 Settled at a repurchase price of USD 6 million.
2 Settled at USD 66 million and USD 25 million in 6M14 and 6M13, respectively.
3 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.

Provisions for outstanding repurchase claims
	2Q14		1Q14		2Q13		6M14		6M13
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	136		146		59		146		55
Increase/(decrease) in provisions, net	(17)		(3)		62		(20)		74
Realized losses [2]	(59)	[3]	(7)	[4]	(23)		(66)	[3]	(31)
Balance at end of period	60	[5]	136	[6]	98	[5]	60	[5]	98	[5]
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 29 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to private investors.
4 Primarily related to non-agency securitizations.
5 Primarily related to government-sponsored enterprises.
6 Primarily related to government-sponsored enterprises and private investors.

Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.
> Refer to “Note 29 – Litigation” for further information.

Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.
Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2013 for a description of these guarantees.

Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2013 for a description of these commitments.

Other commitments
	2Q14						4Q13
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,616	28	4,644	4,487		2,725	5,484	28	5,512	5,452		3,381
Irrevocable loan commitments [2]	38,081	70,604	108,685	104,802		52,452	27,250	69,740	96,990	92,732		47,996
Forward reverse repurchase agreements	28,969	0	28,969	28,969		28,969	26,893	0	26,893	26,893		26,893
Other commitments	3,971	1,305	5,276	5,276		2,679	2,481	1,410	3,891	3,891		350
Total other commitments	75,637	71,937	147,574	143,534		86,825	62,108	71,178	133,286	128,968		78,620
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 95,482 million and CHF 90,254 million of unused credit limits as of the end of 2Q14 and 4Q13, respectively, which were revocable at the Group's sole discretion upon notice to the client.

26 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M14 and 6M13 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	6M14	6M13
Gains and cash flows (CHF million)
CMBS
Net gain [1]	3	1
Proceeds from transfer of assets	1,581	3,631
Cash received on interests that continue to be held	53	32
RMBS
Net gain [1]	14	2
Proceeds from transfer of assets	10,842	14,257
Purchases of previously transferred financial assets or its underlying collateral	(4)	(8)
Servicing fees	1	2
Cash received on interests that continue to be held	206	275
Other asset-backed financings
Net gain [1]	15	7
Proceeds from transfer of assets	964	553
Purchases of previously transferred financial assets or its underlying collateral [2]	0	(65)
Cash received on interests that continue to be held	4	329
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2013 for a detailed description of continuing involvement in transferred financial assets.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2Q14 and 4Q13, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2Q14	4Q13
CHF million
CMBS
Principal amount outstanding	36,855	37,308
Total assets of SPE	47,837	48,715
RMBS
Principal amount outstanding	45,774	45,571
Total assets of SPE	47,591	48,741
Other asset-backed financings
Principal amount outstanding	23,632	27,854
Total assets of SPE	23,632	27,854
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 27 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	6M14							6M13
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			566				1,865			158				1,963
of which level 2			501				1,720			141				1,922
of which level 3			65				145			17				41
Weighted-average life, in years			3.6				4.6			8.9				7.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.5	–	23.0			–	[2]	6.3	–	31.0
Cash flow discount rate (rate per annum), in % [3]	1.0	–	11.0		2.0	–	17.0	1.6	–	8.2		0.0	–	45.9
Expected credit losses (rate per annum), in %	1.0	–	2.0		2.6	–	14.0	0.0	–	7.5		0.0	–	45.8
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2Q14 and 4Q13.

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2Q14											4Q13
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,297				2,761			204				1,132				2,354			284
of which non-investment grade			8				350			157				26				359			204
Weighted-average life, in years			5.4				8.5			4.7				6.5				8.6			3.7
Prepayment speed assumption (rate per annum), in % [3]			–		1.3	–	35.0			–				–		1.0	–	23.5			–
Impact on fair value from 10% adverse change			–				(31.0)			–				–				(26.6)			–
Impact on fair value from 20% adverse change			–				(61.0)			–				–				(48.6)			–
Cash flow discount rate (rate per annum), in % [4]	1.4	–	24.4		1.8	–	39.6	0.2	–	21.2		1.1	–	37.1		1.7	–	22.4	1.0	–	23.1
Impact on fair value from 10% adverse change			(20.7)				(57.3)			(2.8)				(25.5)				(65.0)			(2.4)
Impact on fair value from 20% adverse change			(40.6)				(111.5)			(5.5)				(50.0)				(124.9)			(4.9)
Expected credit losses (rate per annum), in %	0.9	–	23.6		1.3	–	38.4	1.1	–	9.7		0.2	–	36.6		0.1	–	17.3	0.7	–	21.0
Impact on fair value from 10% adverse change			(9.8)				(34.3)			(0.9)				(10.9)				(42.2)			(0.4)
Impact on fair value from 20% adverse change			(19.6)				(67.3)			(1.7)				(21.5)				(79.6)			(0.7)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2Q14 and 4Q13.
> Refer to “Note 28 – Assets pledged and collateral” for further information.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2Q14	4Q13
CHF million
CMBS
Other assets	244	432
Liability to SPE, included in Other liabilities	(244)	(432)
Other asset-backed financings
Trading assets	165	216
Other assets	162	157
Liability to SPE, included in Other liabilities	(327)	(373)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2013 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.

Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 53 days and 19 days as of 2Q14 and 4Q13, respectively. As of 2Q14 and 4Q13, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including residential, commercial and timeshare mortgages, auto and equipment loans or leases, advance financing receivables and student loans. As of 2Q14 and 4Q13, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 2.4 years and 2.1 years as of 2Q14 and 4Q13, respectively.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2Q14 and 4Q13.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2Q14 (CHF million)
Cash and due from banks	619	0	50	113	100	34	916
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,224	0	0	0	0	1,224
Trading assets	768	51	0	1,507	731	382	3,439
Investment securities	0	59	0	0	0	0	59
Other investments	0	0	0	46	1,489	393	1,928
Net loans	0	579	876	0	18	535	2,008
Premises and equipment	0	0	0	0	423	72	495
Other assets	6,881	1,639	3,424	3	228	1,640	13,815
of which loans held-for-sale	6,843	0	2,245	0	54	0	9,142
Total assets of consolidated VIEs	8,268	3,552	4,350	1,669	2,989	3,056	23,884
Customer deposits	0	0	0	0	0	269	269
Trading liabilities	6	0	0	0	7	3	16
Short-term borrowings	0	8,733	0	0	0	0	8,733
Long-term debt	8,260	21	2,796	327	87	366	11,857
Other liabilities	24	40	196	19	154	426	859
Total liabilities of consolidated VIEs	8,290	8,794	2,992	346	248	1,064	21,734
4Q13 (CHF million)
Cash and due from banks	702	1	2	100	87	60	952
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,959	0	0	0	0	1,959
Trading assets	869	51	3	1,687	665	335	3,610
Investment securities	0	100	0	0	0	0	100
Other investments	0	0	0	0	1,491	492	1,983
Net loans	0	2,012	885	0	779	531	4,207
Premises and equipment	0	0	0	0	447	66	513
Other assets	7,516	1,473	3,353	0	308	1,680	14,330
of which loans held-for-sale	7,479	0	3,093	0	56	0	10,628
Total assets of consolidated VIEs	9,087	5,596	4,243	1,787	3,777	3,164	27,654
Customer deposits	0	0	0	0	0	265	265
Trading liabilities	9	0	0	0	8	76	93
Short-term borrowings	0	4,280	0	7	0	(1)	4,286
Long-term debt	9,067	17	3,187	179	93	449	12,992
Other liabilities	34	16	67	2	153	438	710
Total liabilities of consolidated VIEs	9,110	4,313	3,254	188	254	1,227	18,346

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2013 for further information on non-consolidated VIEs.

Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
2Q14 (CHF million)
Trading assets	141	5,071	1,322	575	613	7,722
Net loans	174	717	2,858	1,682	1,128	6,559
Other assets	0	4	30	0	187	221
Total variable interest assets	315	5,792	4,210	2,257	1,928	14,502
Maximum exposure to loss	1,417	9,674	4,373	6,284	2,017	23,765
Non-consolidated VIE assets	9,140	96,746	64,524	27,684	18,483	216,577
4Q13 (CHF million)
Trading assets	183	4,920	979	725	713	7,520
Net loans	2	613	2,812	2,856	1,282	7,565
Other assets	0	0	47	0	6	53
Total variable interest assets	185	5,533	3,838	3,581	2,001	15,138
Maximum exposure to loss	186	7,496	4,026	7,433	2,090	21,231
Non-consolidated VIE assets	10,211	101,524	55,509	31,144	19,450	217,838

27 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:

– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.

Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on the Group’s concentrations of credit risk.

Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. This change to the fair value measurement guidance is consistent with industry practice. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:

– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 2Q14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	724	0	0		724
Interest-bearing deposits with banks	0	309	0	0		309
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	86,517	69	0		86,586
Debt	177	698	0	0		875
of which corporates	0	655	0	0		655
Equity	20,704	32	0	0		20,736
Securities received as collateral	20,881	730	0	0		21,611
Debt	39,520	60,918	4,600	0		105,038
of which foreign governments	38,953	5,224	305	0		44,482
of which corporates	69	24,480	1,774	0		26,323
of which RMBS	0	23,794	548	0		24,342
of which CMBS	0	5,122	334	0		5,456
of which CDO	0	2,232	1,369	0		3,601
Equity	81,385	6,100	674	0		88,159
Derivatives	8,808	485,198	5,125	(468,174)		30,957
of which interest rate products	2,165	390,254	1,713	–		–
of which foreign exchange products	210	43,251	390	–		–
of which equity/index-related products	6,138	23,641	932	–		–
of which credit derivatives	0	24,587	1,097	–		–
Other	2,972	5,219	3,082	0		11,273
Trading assets	132,685	557,435	13,481	(468,174)		235,427
Debt	2,203	1,014	0	0		3,217
of which foreign governments	1,810	0	0	0		1,810
of which corporates	0	587	0	0		587
of which CDO	0	423	0	0		423
Equity	2	101	3	0		106
Investment securities	2,205	1,115	3	0		3,323
Private equity	0	0	1,251	0		1,251
of which equity funds	0	0	579	0		579
Hedge funds	0	159	323	0		482
of which debt funds	0	119	312	0		431
Other equity investments	84	110	1,720	0		1,914
of which private	0	82	1,720	0		1,802
Life finance instruments	0	0	1,605	0		1,605
Other investments	84	269	4,899	0		5,252
Loans	0	11,299	8,598	0		19,897
of which commercial and industrial loans	0	5,521	5,699	0		11,220
of which financial institutions	0	4,842	1,572	0		6,414
Other intangible assets (mortgage servicing rights)	0	0	66	0		66
Other assets	4,102	22,076	5,923	(828)		31,273
of which loans held-for-sale	0	13,300	5,242	0		18,542
Total assets at fair value	159,957	680,474	33,039	(469,002)		404,468
Less other investments - equity at fair value attributable to noncontrolling interests	(80)	(132)	(752)	0		(964)
Less assets consolidated under ASU 2009-17 [2]	0	(7,862)	(2,079)	0		(9,941)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	159,877	672,480	30,208	(469,002)		393,563
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2Q14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	998	0	0		998
Customer deposits	0	3,142	87	0		3,229
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	60,529	0	0		60,529
Debt	177	698	0	0		875
of which corporates	0	655	0	0		655
Equity	20,704	32	0	0		20,736
Obligation to return securities received as collateral	20,881	730	0	0		21,611
Debt	17,778	4,744	0	0		22,522
of which foreign governments	17,616	407	0	0		18,023
of which corporates	9	3,893	0	0		3,902
Equity	17,758	310	19	0		18,087
Derivatives	8,959	494,139	4,896	(473,474)		34,520
of which interest rate products	2,207	383,422	1,185	–		–
of which foreign exchange products	232	56,116	696	–		–
of which equity/index-related products	6,201	26,397	1,265	–		–
of which credit derivatives	0	25,055	1,291	–		–
Trading liabilities	44,495	499,193	4,915	(473,474)		75,129
Short-term borrowings	0	7,031	101	0		7,132
Long-term debt	3	59,901	10,313	0		70,217
of which treasury debt over two years	0	8,134	0	0		8,134
of which structured notes over two years	0	26,120	7,374	0		33,494
of which non-recourse liabilities	3	8,898	2,028	0		10,929
Other liabilities	0	17,460	3,325	(776)		20,009
of which failed sales	0	479	727	0		1,206
Total liabilities at fair value	65,379	648,984	18,741	(474,250)		258,854
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q13	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	527	0	0		527
Interest-bearing deposits with banks	0	311	0	0		311
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	96,383	204	0		96,587
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Securities received as collateral	21,098	1,702	0	0		22,800
Debt	41,829	63,218	5,069	0		110,116
of which foreign governments	40,199	6,980	230	0		47,409
of which corporates	14	24,268	2,128	0		26,410
of which RMBS	0	23,343	436	0		23,779
of which CMBS	0	5,255	417	0		5,672
of which CDO	0	3,305	1,567	0		4,872
Equity	70,322	5,778	595	0		76,695
Derivatives	6,610	563,649	5,217	(543,873)		31,603
of which interest rate products	1,065	444,056	1,574	–		–
of which foreign exchange products	8	60,807	484	–		–
of which equity/index-related products	5,278	28,763	1,240	–		–
of which credit derivatives	0	25,662	1,138	–		–
Other	3,691	4,479	2,829	0		10,999
Trading assets	122,452	637,124	13,710	(543,873)		229,413
Debt	1,788	1,098	0	0		2,886
of which foreign governments	1,386	2	0	0		1,388
of which corporates	0	606	0	0		606
of which CDO	0	490	0	0		490
Equity	2	97	2	0		101
Investment securities	1,790	1,195	2	0		2,987
Private equity	0	0	3,345	0		3,345
of which equity funds	0	0	2,236	0		2,236
Hedge funds	0	289	392	0		681
of which debt funds	0	174	329	0		503
Other equity investments	283	55	1,632	0		1,970
of which private	0	15	1,630	0		1,645
Life finance instruments	0	0	1,600	0		1,600
Other investments	283	344	6,969	0		7,596
Loans	0	11,459	7,998	0		19,457
of which commercial and industrial loans	0	6,302	5,309	0		11,611
of which financial institutions	0	4,484	1,322	0		5,806
Other intangible assets (mortgage servicing rights)	0	0	42	0		42
Other assets	4,861	21,530	6,159	(1,032)		31,518
of which loans held-for-sale	0	12,770	5,615	0		18,385
Total assets at fair value	150,484	770,575	35,084	(544,905)		411,238
Less other investments - equity at fair value attributable to noncontrolling interests	(246)	(149)	(2,781)	0		(3,176)
Less assets consolidated under ASU 2009-17 [2]	0	(8,996)	(2,458)	0		(11,454)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	150,238	761,430	29,845	(544,905)		396,608
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q13	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,450	0	0		1,450
Customer deposits	0	3,197	55	0		3,252
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	75,990	114	0		76,104
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Obligation to return securities received as collateral	21,098	1,702	0	0		22,800
Debt	19,037	5,311	2	0		24,350
of which foreign governments	18,863	603	0	0		19,466
of which corporates	1	4,130	2	0		4,133
Equity	15,476	309	17	0		15,802
Derivatives	5,879	572,444	5,545	(547,385)		36,483
of which interest rate products	896	439,446	1,129	–		–
of which foreign exchange products	14	71,547	938	–		–
of which equity/index-related products	4,691	30,622	1,896	–		–
of which credit derivatives	0	25,942	1,230	–		–
Trading liabilities	40,392	578,064	5,564	(547,385)		76,635
Short-term borrowings	0	5,888	165	0		6,053
Long-term debt	0	53,589	9,780	0		63,369
of which treasury debt over two years	0	9,081	0	0		9,081
of which structured notes over two years	0	20,679	6,217	0		26,896
of which non-recourse liabilities	0	9,509	2,552	0		12,061
Other liabilities	0	19,511	2,861	(399)		21,973
of which failed sales	0	638	1,143	0		1,781
Total liabilities at fair value	61,490	739,391	18,539	(547,784)		271,636
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 6M14, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers were primarily in exchange traded derivatives as they moved closer to maturity and pricing inputs became more observable. Transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in equity as suitable closing prices were unobtainable as of the end of 6M14.

Transfers between level 1 and level 2
	6M14		6M13
in	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	400	11	471	85
Equity	409	78	422	171
Derivatives	4,693	1	4,093	1
Trading assets	5,502	90	4,986	257
Liabilities (CHF million)
Debt	312	0	6	17
Equity	129	81	250	17
Derivatives	4,746	19	3,536	9
Trading liabilities	5,187	100	3,792	43

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
6M14	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	0	(135)	0	0	0	0	0		0	0		0	0	69
Debt	5,069	518	(1,261)	3,644	(3,747)	0	0	(44)		410	0		0	11	4,600
of which corporates	2,128	135	(487)	837	(1,062)	0	0	(59)		272	0		0	10	1,774
of which RMBS	436	309	(252)	430	(439)	0	0	12		55	0		0	(3)	548
of which CMBS	417	44	(181)	172	(102)	0	0	1		(15)	0		0	(2)	334
of which CDO	1,567	17	(130)	1,950	(2,097)	0	0	(1)		68	0		0	(5)	1,369
Equity	595	117	(231)	303	(266)	0	0	42		118	0		0	(4)	674
Derivatives	5,217	368	(266)	0	0	1,542	(2,134)	19		384	0		0	(5)	5,125
of which interest rate products	1,574	31	(12)	0	0	92	(361)	5		381	0		0	3	1,713
of which equity/index-related products	1,240	24	(123)	0	0	192	(257)	14		(157)	0		0	(1)	932
of which credit derivatives	1,138	251	(124)	0	0	314	(504)	(3)		28	0		0	(3)	1,097
Other	2,829	279	(449)	1,372	(1,085)	0	(122)	6		259	0		0	(7)	3,082
Trading assets	13,710	1,282	(2,207)	5,319	(5,098)	1,542	(2,256)	23		1,171	0		0	(5)	13,481
Investment securities	2	0	0	0	0	0	0	0		0	0		0	1	3
Equity	5,369	0	(14)	479	(3,027)	0	0	0		33	0		441	13	3,294
Life finance instruments	1,600	0	0	100	(154)	0	0	0		65	0		0	(6)	1,605
Other investments	6,969	0	(14)	579	(3,181)	0	0	0		98	0		441	7	4,899
Loans	7,998	109	(366)	172	(912)	2,516	(896)	1		4	0		2	(30)	8,598
of which commercial and industrial loans	5,309	107	(276)	161	(628)	1,799	(758)	1		5	0		0	(21)	5,699
of which financial institutions	1,322	2	(17)	11	(81)	429	(98)	0		3	0		4	(3)	1,572
Other intangible assets (mortgage servicing rights)	42	0	0	26	0	0	0	0		0	0		(2)	0	66
Other assets	6,159	1,428	(1,561)	2,407	(2,181)	347	(827)	19		127	0		(1)	6	5,923
of which loans held-for-sale [2]	5,615	1,427	(1,544)	2,159	(2,118)	346	(828)	25		152	0		(1)	9	5,242
Total assets at fair value	35,084	2,819	(4,283)	8,503	(11,372)	4,405	(3,979)	43		1,400	0		440	(21)	33,039
Liabilities (CHF million)
Customer deposits	55	0	0	0	0	25	0	0		2	0		0	5	87
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	0	(114)	0	0	0	0	0		0	0		0	0	0
Trading liabilities	5,564	519	(754)	22	(18)	838	(1,766)	214		307	0		0	(11)	4,915
of which interest rate derivatives	1,129	36	(6)	0	0	42	(234)	4		216	0		0	(2)	1,185
of which foreign exchange derivatives	938	0	(2)	0	0	3	(144)	(4)		(94)	0		0	(1)	696
of which equity/index-related derivatives	1,896	190	(589)	0	0	402	(691)	209		(147)	0		0	(5)	1,265
of which credit derivatives	1,230	266	(152)	0	0	206	(542)	7		279	0		0	(3)	1,291
Short-term borrowings	165	13	(35)	0	0	249	(294)	(1)		2	0		0	2	101
Long-term debt	9,780	605	(1,840)	0	0	3,386	(1,885)	11		300	0		0	(44)	10,313
of which structured notes over two years	6,217	220	(971)	0	0	2,493	(778)	8		217	0		0	(32)	7,374
of which non-recourse liabilities	2,552	378	(583)	0	0	330	(673)	16		14	0		0	(6)	2,028
Other liabilities	2,861	79	(93)	262	(630)	633	(170)	14		94	4		269	2	3,325
of which failed sales	1,143	65	(42)	78	(560)	0	0	0		47	0		(2)	(2)	727
Total liabilities at fair value	18,539	1,216	(2,836)	284	(648)	5,131	(4,115)	238		705	4		269	(46)	18,741
Net assets/(liabilities) at fair value	16,545	1,603	(1,447)	8,219	(10,724)	(726)	136	(195)		695	(4)		171	25	14,298
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized gains recorded in trading revenues of CHF 20 million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
6M13	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Debt	5,888	465	(979)	3,291	(4,604)	0	0	130		150	0		0	170	4,511
of which corporates	3,192	146	(483)	1,009	(2,020)	0	0	113		9	0		0	91	2,057
of which RMBS	724	257	(292)	758	(638)	0	0	6		64	0		0	27	906
of which CMBS	1,023	26	(100)	129	(821)	0	0	(3)		33	0		0	19	306
of which CDO	447	14	(39)	1,384	(1,008)	0	0	2		45	0		0	20	865
Equity	485	190	(173)	139	(236)	0	0	6		(2)	0		0	14	423
Derivatives	6,650	916	(897)	0	0	721	(1,004)	96		(97)	0		0	194	6,579
of which interest rate products	1,859	42	(198)	0	0	164	(198)	2		(161)	0		0	50	1,560
of which equity/index-related products	1,920	149	(258)	0	0	116	(225)	62		250	0		0	62	2,076
of which credit derivatives	1,294	721	(262)	0	0	111	(302)	33		(9)	0		0	41	1,627
Other	2,486	165	(224)	2,727	(2,133)	0	(65)	1		(46)	0		0	89	3,000
Trading assets	15,509	1,736	(2,273)	6,157	(6,973)	721	(1,069)	233		5	0		0	467	14,513
Investment securities	170	0	0	166	(17)	0	0	0		0	0		0	0	319
Equity	6,366	0	(40)	745	(1,329)	0	0	0		(2)	0		276	196	6,212
Life finance instruments	1,818	0	0	100	(186)	0	0	0		(80)	0		0	61	1,713
Other investments	8,184	0	(40)	845	(1,515)	0	0	0		(82)	0		276	257	7,925
Loans	6,619	93	(1,644)	368	(834)	3,593	(1,193)	(1)		(81)	0		0	229	7,149
of which commercial and industrial loans	4,778	81	(322)	368	(595)	1,346	(780)	0		(126)	0		0	149	4,899
of which financial institutions	1,530	11	(2)	1	(119)	240	(363)	0		(49)	0		0	49	1,298
Other intangible assets (mortgage servicing rights)	43	0	0	0	0	0	0	0		0	0		(6)	2	39
Other assets	5,164	1,551	(1,556)	2,673	(1,707)	700	(501)	16		133	0		0	158	6,631
of which loans held-for-sale	4,463	1,540	(1,554)	2,494	(1,538)	700	(501)	15		92	0		0	131	5,842
Total assets at fair value	35,689	3,380	(5,513)	10,209	(11,046)	5,014	(2,763)	248		(25)	0		270	1,113	36,576
Liabilities (CHF million)
Customer deposits	25	0	0	0	0	53	0	0		(13)	0		0	(3)	62
Trading liabilities	5,356	1,024	(814)	53	(155)	489	(1,125)	124		252	0		0	165	5,369
of which interest rate derivatives	1,357	59	(132)	0	0	82	(43)	3		(269)	0		0	38	1,095
of which foreign exchange derivatives	1,648	15	(14)	0	0	13	(472)	(1)		73	0		0	50	1,312
of which equity/index-related derivatives	1,003	111	(302)	0	0	275	(308)	90		341	0		0	34	1,244
of which credit derivatives	819	808	(267)	0	0	71	(226)	40		89	0		0	27	1,361
Short-term borrowings	124	46	(34)	0	0	203	(86)	(4)		(61)	0		0	5	193
Long-term debt	10,098	1,728	(1,209)	0	0	2,818	(2,787)	16		(51)	0		0	347	10,960
of which structured notes over two years	6,189	321	(893)	0	0	1,966	(1,160)	12		(352)	0		0	223	6,306
of which non-recourse liabilities	2,551	1,369	(196)	0	0	438	(1,274)	10		114	0		0	76	3,088
Other liabilities	2,848	31	(131)	62	(280)	1	(58)	(16)		(18)	26		135	77	2,677
of which failed sales	1,160	12	(77)	45	(230)	0	0	(4)		(8)	0		0	38	936
Total liabilities at fair value	18,451	2,829	(2,188)	115	(435)	3,564	(4,056)	120		109	26		135	591	19,261
Net assets/(liabilities) at fair value	17,238	551	(3,325)	10,094	(10,611)	1,450	1,293	128		(134)	(26)		135	522	17,315
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	6M14				6M13
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	500	167	667	[1]	(6)	109	103	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(528)	74	(454)		(1,079)	103	(976)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 6M14 were CHF 2,819 million, primarily from loans held-for-sale and trading assets. The transfers were primarily in the corporate credit and alternative investment businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 6M14 were CHF 4,283 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit, alternative investment, emerging markets and prime services businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 2Q14 were CHF 1,188 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the corporate credit business due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2Q14 were CHF 1,928 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit, alternative investment and emerging markets businesses due to improved observability of pricing data and increased availability of pricing information from external providers.

Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.
On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.
The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.
One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.
Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.
The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. Significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation and credit spread. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include earnings before interest, taxes, depreciation and amortization (EBITDA) multiple, discount rate and capitalization rate.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, than the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
Our valuation of derivatives does not include an adjustment for the cost of funding uncollateralized OTC derivatives due to a lack of clear observability in the marketplace.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility, volatility skew, prepayment rate, credit spread, basis spread, mean reversion and gap risk.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.

Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew and buyback probability.
Generally, the interrelationship between the volatility and correlation is positively correlated.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation, funding spread and price. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.

Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.

Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements, it is probable that these investments will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable inputs may include credit spread, contingent probability and EBITDA multiple. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.

Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.
Accrual based Private Banking & Wealth Management loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.

Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread and price.
Generally, the interrelationships between volatility, skew, correlation, gap risk and credit spreads inputs are positively correlated.

Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.

Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, EBITDA multiple, market implied life expectancy (for life finance instruments), correlation, price, volatility, volatility skew, recovery rate, funding spread and contingent probability, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate and credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input gap risk would increase the fair value. An increase in the significant unobservable inputs basis spread, mean reversion and skew would decrease the fair value.

Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 2Q14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	69	Discounted cash flow	Funding spread, in bp		350	350	350
Debt	4,600
of which corporates	1,774
of which	122	Option model	Correlation, in %		(83)	100	12
			Buyback probability, in %	[2]	50	100	59
of which	427	Market comparable	Price, in %		0	135	89
of which	1,125	Discounted cash flow	Credit spread, in bp		9	1,445	383
of which RMBS	548	Discounted cash flow	Discount rate, in %		1	32	9
			Prepayment rate, in %		0	35	8
			Default rate, in %		0	27	3
			Loss severity, in %		0	100	42
of which CMBS	334	Discounted cash flow	Capitalization rate, in %		7	12	8
			Discount rate, in %		1	26	8
			Prepayment rate, in %		0	28	14
			Default rate, in %		0	14	0
			Loss severity, in %		0	50	2
of which CDO	1,369
of which	110	Vendor price	Price, in %		50	100	95
of which	338	Discounted cash flow	Discount rate, in %		2	18	8
			Prepayment rate, in %		0	30	10
			Default rate, in %		0	7	2
			Loss severity, in %		0	100	31
of which	785	Market comparable	Price, in %		89	197	186
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 2Q14	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Equity	674
of which	421	Market comparable		EBITDA multiple		3		12		9
				Price, in %		1		179		48
of which	25	Discounted cash flow		Capitalization rate, in %		7		7		7
				Discount rate, in %		15		15		15
Derivatives	5,125
of which interest rate products	1,713	Option model		Correlation, in %		15		100		80
				Prepayment rate, in %		5		36		28
				Volatility skew, in %		(8)		2		(1)
				Credit spread, in bp		60		531		137
of which equity/index-related products	932	Option model		Correlation, in %		(83)		100		12
				Volatility, in %		0		170		20
of which credit derivatives	1,097	Discounted cash flow		Credit spread, in bp		1		1,928		117
				Recovery rate, in %		0		77		26
				Discount rate, in %		1		34		15
				Default rate, in %		1		22		7
				Loss severity, in %		10		90		57
				Correlation, in %		32		97		70
				Prepayment rate, in %		0		31		5
Other	3,082
of which	2,398	Market comparable		Price, in %		0		108		45
of which	646	Discounted cash flow		Market implied life expectancy, in years		3		20		9
Trading assets	13,481
Investment securities	3	–		–		–		–		–
Private equity	1,251	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	323	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,720
of which private	1,720
of which	350	Discounted cash flow		Contingent probability, in %		69		69		69
of which	944	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Life finance instruments	1,605	Discounted cash flow		Market implied life expectancy, in years		1		21		8
Other investments	4,899
Loans	8,598
of which commercial and industrial loans	5,699
of which	4,798	Discounted cash flow		Credit spread, in bp		11		2,692		366
of which	637	Market comparable		Price, in %		0		118		92
of which financial institutions	1,572	Discounted cash flow		Credit spread, in bp		93		813		318
Other intangible assets (mortgage servicing rights)	66	–		–		–		–		–
Other assets	5,923
of which loans held-for-sale	5,242
of which	1,707	Vendor price		Price, in %		0		104		99
of which	820	Discounted cash flow		Credit spread, in bp		75		623		270
				Recovery rate, in %		1		1		1
of which	2,424	Market comparable		Price, in %		0		103		68
Total level 3 assets at fair value	33,039
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q13	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	Discounted cash flow	Funding spread, in bp		90	350	178
Debt	5,069
of which corporates	2,128
of which	129	Option model	Correlation, in %		(83)	96	14
			Buyback probability, in %	[2]	50	100	62
of which	592	Market comparable	Price, in %		0	112	91
of which	807	Discounted cash flow	Credit spread, in bp		22	957	348
of which RMBS	436	Discounted cash flow	Discount rate, in %		2	33	9
			Prepayment rate, in %		0	27	7
			Default rate, in %		0	25	5
			Loss severity, in %		0	100	48
of which CMBS	417	Discounted cash flow	Capitalization rate, in %		5	12	9
			Discount rate, in %		1	30	9
			Prepayment rate, in %		0	20	10
			Default rate, in %		0	18	1
			Loss severity, in %		0	40	3
of which CDO	1,567
of which	118	Vendor price	Price, in %		0	100	94
of which	278	Discounted cash flow	Discount rate, in %		2	24	6
			Prepayment rate, in %		0	30	7
			Default rate, in %		1	15	3
			Loss severity, in %		25	100	68
of which	423	Market comparable	Price, in %		85	101	98
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q13	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Equity	595
of which	270	Market comparable		EBITDA multiple		3		12		7
of which	35	Discounted cash flow		Capitalization rate, in %		7		7		7
				Discount rate, in %		15		15		15
Derivatives	5,217
of which interest rate products	1,574	Option model		Correlation, in %		15		100		82
				Prepayment rate, in %		5		31		24
				Volatility, in %		2		31		6
				Volatility skew, in %		(9)		2		(1)
				Credit spread, in bp		95		2,054		218
of which equity/index-related products	1,240	Option model		Correlation, in %		(83)		96		14
				Volatility, in %		2		252		26
of which credit derivatives	1,138	Discounted cash flow		Credit spread, in bp		1		2,054		298
				Recovery rate, in %		0		77		25
				Discount rate, in %		4		29		14
				Default rate, in %		1		16		6
				Loss severity, in %		10		100		59
				Correlation, in %		34		97		83
				Prepayment rate, in %		0		17		5
Other	2,829
of which	2,139	Market comparable		Price, in %		0		146		34
of which	589	Discounted cash flow		Market implied life expectancy, in years		3		19		9
Trading assets	13,710
Investment securities	2	–		–		–		–		–
Private equity	3,345	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	392	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,632
of which private	1,630
of which	384	Discounted cash flow		Credit spread, in bp		897		3,175		1,207
				Contingent probability, in %		59		59		59
of which	813	Market comparable		EBITDA multiple		1		10		8
Life finance instruments	1,600	Discounted cash flow		Market implied life expectancy, in years		1		21		9
Other investments	6,969
Loans	7,998
of which commercial and industrial loans	5,309
of which	4,526	Discounted cash flow		Credit spread, in bp		50		2,488		504
of which	326	Market comparable		Price, in %		0		100		69
of which financial institutions	1,322	Discounted cash flow		Credit spread, in bp		98		884		302
Other intangible assets (mortgage servicing rights)	42	–		–		–		–		–
Other assets	6,159
of which loans held-for-sale	5,615
of which	1,954	Vendor price		Price, in %		0		160		99
of which	1,042	Discounted cash flow		Credit spread, in bp		75		2,389		467
				Recovery rate, in %		1		1		0
of which	2,420	Market comparable		Price, in %		0		105		59
Total level 3 assets at fair value	35,084
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 2Q14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	87	–	–		–	–	–
Trading liabilities	4,915
of which interest rate derivatives	1,185	Option model	Basis spread, in bp		(10)	98	56
			Correlation, in %		17	100	70
			Mean reversion, in %	[2]	5	10	5
			Prepayment rate, in %		8	36	27
			Gap risk, in %	[3]	20	20	20
of which foreign exchange derivatives	696	Option model	Correlation, in %		(10)	70	50
			Prepayment rate, in %		23	36	29
of which equity/index-related derivatives	1,265	Option model	Correlation, in %		(83)	100	12
			Skew, in %		49	159	106
			Volatility, in %		3	170	28
			Buyback probability, in %	[4]	50	100	59
of which credit derivatives	1,291	Discounted cash flow	Credit spread, in bp		1	1,831	133
			Discount rate, in %		1	35	15
			Default rate, in %		1	21	7
			Recovery rate, in %		0	77	38
			Loss severity, in %		10	90	61
			Correlation, in %		32	98	53
			Funding spread, in bp		51	51	51
			Prepayment rate, in %		0	11	4
Short-term borrowings	101	–	–		–	–	–
Long-term debt	10,313
of which structured notes over two years	7,374
of which	5,910	Option model	Correlation, in %		(83)	100	13
			Volatility, in %		3	170	25
			Buyback probability, in %	[4]	50	100	59
			Gap risk, in %	[3]	0	4	0
of which	452	Discounted cash flow	Credit spread, in bp		305	673	372
of which non-recourse liabilities	2,028
of which	1,831	Vendor price	Price, in %		0	104	99
of which	143	Market comparable	Price, in %		0	87	8
Other liabilities	3,325
of which failed sales	727
of which	661	Market comparable	Price, in %		0	100	68
of which	50	Discounted cash flow	Credit spread, in bp		535	2,692	2,037
			Recovery rate, in %		26	26	26
Total level 3 liabilities at fair value	18,741
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q13	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	55	–	–		–	–	–
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	Discounted cash flow	Funding spread, in bp		90	90	90
Trading liabilities	5,564
of which interest rate derivatives	1,129	Option model	Basis spread, in bp		(5)	148	74
			Correlation, in %		17	99	62
			Mean reversion, in %	[2]	5	10	6
			Prepayment rate, in %		5	31	23
of which foreign exchange derivatives	938	Option model	Correlation, in %		(10)	70	48
			Prepayment rate, in %		19	31	25
of which equity/index-related derivatives	1,896	Option model	Correlation, in %		(83)	96	14
			Skew, in %		79	152	118
			Volatility, in %		2	252	26
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	1,230	Discounted cash flow	Credit spread, in bp		1	2,052	252
			Discount rate, in %		4	29	14
			Default rate, in %		1	15	6
			Recovery rate, in %		14	77	43
			Loss severity, in %		6	100	62
			Correlation, in %		34	98	55
			Prepayment rate, in %		0	17	2
Short-term borrowings	165	–	–		–	–	–
Long-term debt	9,780
of which structured notes over two years	6,217	Option model	Correlation, in %		(83)	99	16
			Volatility, in %		5	252	28
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[4]	0	5	0
of which non-recourse liabilities	2,552
of which	2,105	Vendor price	Price, in %		0	217	104
of which	301	Market comparable	Price, in %		0	93	13
Other liabilities	2,861
of which failed sales	1,143
of which	829	Market comparable	Price, in %		0	100	63
of which	195	Discounted cash flow	Credit spread, in bp		813	1,362	1,185
			Recovery rate, in %		23	23	23
Total level 3 liabilities at fair value	18,539
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates collateral with a greater risk of default.

Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.

Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.

Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.

Volatility and skew
Volatility and skew are impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility rates may vary significantly between different underlying currencies and expiration dates on the options. Similarly, equity derivatives’ volatility may vary greatly depending upon the underlying reference name on the derivative.

Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of each insured.

Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
	2Q14							4Q13
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	6		105		111	0		1		18		19	0
Equity funds	31		2,087	[1]	2,118	0		28		3,096	[2]	3,124	0
Equity funds sold short	0		(13)		(13)	0		0		(17)		(17)	0
Total funds held in trading assets and liabilities	37		2,179		2,216	0		29		3,097		3,126	0
Debt funds	312		119		431	1		320		183		503	6
Equity funds	0		0		0	0		0		25		25	0
Others	0		51		51	0		0		153		153	31
Hedge funds	312		170	[3]	482	1		320		361	[4]	681	37
Debt funds	19		0		19	14		53		0		53	2
Equity funds	579		0		579	118		2,236		0		2,236	464
Real estate funds	264		0		264	87		350		0		350	110
Others	389		0		389	123		706		0		706	250
Private equities	1,251		0		1,251	342		3,345		0		3,345	826
Equity method investments	373		38		411	0		349		0		349	0
Total funds held in other investments	1,936		208		2,144	343		4,014		361		4,375	863
Total fair value	1,973	[5]	2,387	[6]	4,360	343	[7]	4,043	[5]	3,458	[6]	7,501	863	[7]
1
35 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 29 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , 26 % is redeemable on an annual basis with a notice period primarily of more than 60 days , and 11 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
55 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 19 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 17 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 9 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
84 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , and 14 % is redeemable on an annual basis with a notice period of more than 60 days .

4
45 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 33 % is redeemable on demand with a notice period primarily of less than 30 days , and 21 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 641 million and CHF 1,819 million attributable to noncontrolling interests in 2Q14 and 4Q13, respectively.
6 Includes CHF 116 million and CHF 107 million attributable to noncontrolling interests in 2Q14 and 4Q13, respectively.
7 Includes CHF 175 million and CHF 405 million attributable to noncontrolling interests in 2Q14 and 4Q13, respectively.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.

Nonrecurring fair value changes
end of	2Q14	4Q13
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.2	0.3
of which level 3	0.2	0.3

Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in Investment Banking and Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on the Group’s election of the fair value option for certain of its financial statement captions.

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	2Q14			4Q13
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,039	3,211	(2,172)	956	3,262	(2,306)
Financial instruments (CHF million)
Interest-bearing deposits with banks	309	306	3	311	307	4
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	86,586	86,304	282	96,587	96,217	370
Loans	19,897	20,010	(113)	19,457	19,653	(196)
Other assets [1]	21,539	27,671	(6,132)	20,749	25,756	(5,007)
Due to banks and customer deposits	(713)	(689)	(24)	(690)	(680)	(10)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(60,529)	(60,458)	(71)	(76,104)	(76,012)	(92)
Short-term borrowings	(7,132)	(7,075)	(57)	(6,053)	(5,896)	(157)
Long-term debt	(70,217)	(69,361)	(856)	(63,369)	(62,991)	(378)
Other liabilities	(1,205)	(2,631)	1,426	(1,780)	(3,285)	1,505
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	6M14		6M13
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	0	[1]	4	[1]
of which related to credit risk	(1)		(2)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	472	[1]	532	[1]
Other investments	202	[3]	(34)	[2]
of which related to credit risk	3		0
Loans	531	[1]	224	[1]
of which related to credit risk	70		(107)
Other assets	952	[1]	1,128	[1]
of which related to credit risk	351		300
Due to banks and customer deposits	(26)	[2]	13	[2]
of which related to credit risk	(8)		(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(38)	[1]	40	[2]
Short-term borrowings	(46)	[2]	6	[2]
Long-term debt	(2,162)	[2]	800	[2]
of which related to credit risk [4]	(47)		10
Other liabilities	45	[3]	239	[2]
of which related to credit risk	(39)		51
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (121) million and zero in 6M14, respectively, and CHF (20) million and CHF 38 million in 6M13, respectively.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2Q14 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	79,158	0	78,610	548	79,158
Loans	231,016	0	234,112	2,508	236,620
Other financial assets [1]	145,936	68,039	76,670	1,619	146,328
Financial liabilities
Due to banks and deposits	368,769	212,058	156,614	10	368,682
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	27,538	0	27,538	0	27,538
Short-term borrowings	22,294	0	22,298	0	22,298
Long-term debt	73,610	0	71,560	4,018	75,578
Other financial liabilities [2]	92,096	0	91,559	617	92,176
4Q13 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	63,435	0	62,891	544	63,435
Loans	223,902	0	225,641	3,940	229,581
Other financial assets [1]	142,656	72,134	69,310	1,568	143,012
Financial liabilities
Due to banks and deposits	351,476	212,418	138,980	9	351,407
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	17,928	0	17,928	0	17,928
Short-term borrowings	14,140	0	14,148	0	14,148
Long-term debt	66,673	0	64,043	3,774	67,817
Other financial liabilities [2]	96,611	1,129	94,414	1,085	96,628
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

28 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.

Assets pledged
end of	2Q14	4Q13
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	146,633	142,952
of which encumbered	93,046	92,300

Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Collateral
end of	2Q14	4Q13
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	385,554	359,517
of which sold or repledged	288,640	267,896

29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 38 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 38 referenced above and updated in quarterly reports

(including below) for which the Group believes an estimate is possible is zero to CHF 1.0 billion.
In 2Q14, the Group recorded net litigation provisions of CHF 1,807 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Research-related litigation
This case was brought against Credit Suisse Securities (USA) LLC (CSS LLC) on behalf of a class of purchasers of common shares of the former AOL Time Warner Inc. (AOL) who have alleged that CSS LLC’s equity research coverage of AOL between January 2001 and July 2002 was false and misleading. On January 13, 2012, the US District Court for the District of Massachusetts granted summary judgment in favor of the defendants upon its determination to preclude a plaintiff expert witness. The plaintiffs appealed the summary judgment decision. On May 14, 2014, the circuit court affirmed the grant of summary judgment. The plaintiffs subsequently moved for rehearing and rehearing en banc.

Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.

Individual investor actions
On May 20, 2014, Commerzbank AG London Branch filed a complaint against CSS LLC and certain of its affiliates and other financial institutions in the Supreme Court for the State of New York, New York County (SCNY), in which claims against CSS LLC and its affiliates relate to approximately USD 121 million of the RMBS at issue (approximately 6% of the USD 1.9 billion at issue against all defendants in the operative pleading), reducing the RMBS at issue for CSS LLC and its affiliates as stated in the summons filed on December 26, 2013 by approximately USD 27 million. On May 21, 2014, following a settlement, the Illinois state court presiding in the action brought by the Federal Home Loan Bank of Chicago dismissed with prejudice all claims against CSS LLC in the last remaining action filed by the Federal Home Loan Bank of Chicago against CSS LLC, relating to approximately USD 38 million of RMBS at issue against CSS LLC. On June 3, 2014, the SCNY dismissed with prejudice certain claims in the action against CSS LLC and its affiliates brought by Deutsche Zentral-Genossenschaftsbank AG, New York Branch, reducing the RMBS at issue for CSS LLC and its affiliates from approximately USD 138 million to approximately USD 111 million. On July 3, 2014, following a settlement, the Indiana state court presiding in the action brought by the Federal Home Loan Bank of Indianapolis dismissed with prejudice all claims against CSS LLC, relating to approximately USD 224 million of RMBS at issue against CSS LLC.

Monoline insurer disputes
On July 14, 2014, the SCNY ruled from the bench following oral argument and granted CSS LLC’s motion to dismiss all claims in the action filed by CIFG Assurance North America, Inc. (CIFG) without prejudice relating to financial guaranty insurance issued by CIFG on a credit default swap guaranteeing payment on approximately USD 396 million of notes of a collateralized debt obligation.

Tax and securities law matters
Since 2011, Credit Suisse had been responding to subpoenas and other requests for information from the United States Department of Justice (DOJ), the US Securities and Exchange Commission (SEC) and other authorities involving historical Private Banking services provided on a cross-border basis to US persons. US authorities were investigating possible violations of US tax and securities laws. In particular, the DOJ was investigating whether US clients violated their US tax obligations and whether Credit Suisse and certain of its employees assisted such clients. The SEC investigated whether certain of our relationship managers triggered obligations for Credit Suisse or the relationship managers in Switzerland to register with the SEC as a broker-dealer or investment advisor. A limited number of current or former employees have been indicted and two former employees have pleaded guilty (in one case, as to conduct while employed at other financial institutions that did not involve Credit Suisse and in the other case as to conduct while employed at a former Credit Suisse subsidiary prior to 2006 and other financial institutions after 2006). Credit Suisse received a grand jury target letter from the DOJ in July 2011. We understand that certain US authorities are also investigating other Swiss and non-US financial institutions.
On February 21, 2014, Credit Suisse AG reached a settlement with the SEC that resolved the SEC’s investigation regarding registration as an investment advisor and broker-dealer. In a settled administrative and cease-and-desist proceeding, the SEC charged Credit Suisse AG with violating Section 15(a) of the US Securities Exchange Act of 1934 (Exchange Act) and Section 203(a) of the US Investment Advisers Act of 1940 (Advisers Act). Specifically, the SEC’s Order found that from at least 2002 through its exit from the US cross-border securities business which Credit Suisse AG began in 2008, Credit Suisse AG, through actions of certain of its relationship managers, violated the federal securities laws by providing certain cross-border brokerage and investment advisory services to US clients at a time when Credit Suisse AG was not registered with the SEC as a broker-dealer or investment advisor. As part of the settlement of the investigation, Credit Suisse AG agreed, among other things, to cease-and-desist from committing or causing any future violations of Section 15(a) of the Exchange

Act or Section 203(a) of the Advisers Act and to pay approximately USD 196 million, inclusive of disgorgement of approximately USD 82 million, prejudgment interest of approximately USD 64 million, and a civil money penalty in the amount of USD 50 million. Credit Suisse AG also agreed to the appointment of an independent consultant who will review its cross-border compliance policies with respect to the US securities laws and will verify that Credit Suisse AG has exited the US cross-border business.
On May 19, 2014, Credit Suisse AG entered into a settlement regarding all outstanding US cross-border matters, including agreements with the DOJ, the New York State Department of Financial Services (DFS) and the Board of Governors of the US Federal Reserve System (Fed). As part of the settlement, Credit Suisse AG entered a guilty plea to one count of conspiracy to assist US customers in presenting false income tax returns to the US Internal Revenue Service (IRS) in violation of Title 18, US Code section 371, in connection with the former Swiss-based cross border Private Banking business. In total, Credit Suisse AG agreed to pay USD 2,815 million comprised of the following components: (a) USD 2,000 million for the DOJ, including USD 666.5 million in restitution to the IRS and USD 1,333.5 million as a fine (including USD 196 million for the SEC as described in the preceding paragraph); (b) USD 715 million for the DFS; and (c) USD 100 million for the Fed. In prior quarters, Credit Suisse had taken litigation provisions totaling CHF 892 million related to this matter. As a result, the pre-tax impact of the final settlement in the second quarter 2014 was CHF 1,618 million and the after-tax impact was CHF 1,598 million. The amount due to the DOJ, including the part thereof allocated to the IRS, is expected to be paid following the sentencing hearing for Credit Suisse AG. The penalties due to the SEC, Fed and DFS were paid in May 2014. In addition to such payments, Credit Suisse AG agreed, among other things, to engage an independent corporate monitor reporting to the DFS (a separate position from the independent consultant agreed to in the settlement with the SEC), provide ongoing reports to various agencies and terminate the employment of certain individuals at Credit Suisse AG associated with the improper conduct.

Net new assets-related matters
On February 26, 2014, the United States Senate Permanent Subcommittee on Investigations issued a report that included a discussion of Credit Suisse’s determinations about and disclosures of net new assets and, as previously disclosed, Credit Suisse is conducting a review of this topic. The SEC is also conducting an investigation. The disclosure of net new assets is required by banks operating in Switzerland pursuant to Guidelines on Accounting Standards issued by the FINMA.

Alternative trading systems
Credit Suisse is responding to inquiries from various governmental and regulatory authorities concerning the operation of its alternative trading systems, and is cooperating with those requests. Credit Suisse Group AG is also among more than thirty defendants named in putative class action complaints filed in the US District Court for the Southern District of New York since April 2014, alleging violations of US securities laws related to high-frequency trading.

30 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
In 4Q13, as part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and Fed regulation on establishing Intermediate Holding Companies in the US for non-US banks, several existing legal entities were re-parented as subsidiaries of Credit Suisse (USA), Inc. In the tables below, prior periods have been restated to conform to the current presentation to reflect the impact of these transactions.

Condensed consolidating statements of operations
in 2Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,462	4,102		5,564	40		86		5,690
Interest expense	(899)	(2,170)		(3,069)	(57)		22		(3,104)
Net interest income	563	1,932		2,495	(17)		108		2,586
Commissions and fees	1,061	2,234		3,295	3		11		3,309
Trading revenues	225	(144)		81	47		69		197
Other revenues	242	167		409	(742)	[2]	704		371
Net revenues	2,091	4,189		6,280	(709)		892		6,463
Provision for credit losses	0	4		4	0		14		18
Compensation and benefits	924	2,069		2,993	16		(36)		2,973
General and administrative expenses	503	2,953		3,456	(25)		10		3,441
Commission expenses	61	313		374	0		3		377
Total other operating expenses	564	3,266		3,830	(25)		13		3,818
Total operating expenses	1,488	5,335		6,823	(9)		(23)		6,791
Income/(loss) from continuing operations before taxes	603	(1,150)		(547)	(700)		901		(346)
Income tax expense	210	68		278	0		29		307
Income/(loss) from continuing operations	393	(1,218)		(825)	(700)		872		(653)
Income/(loss) from discontinued operations, net of tax	0	(9)		(9)	0		0		(9)
Net income/(loss)	393	(1,227)		(834)	(700)		872		(662)
Net income attributable to noncontrolling interests	25	4		29	0		9		38
Net income/(loss) attributable to shareholders	368	(1,231)		(863)	(700)		863		(700)
of which from continuing operations	368	(1,222)		(854)	(700)		863		(691)
of which from discontinued operations	0	(9)		(9)	0		0		(9)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	393	(1,227)		(834)	(700)	872		(662)
Gains/(losses) on cash flow hedges	0	6		6	5	1		12
Foreign currency translation	84	(18)		66	1	(2)		65
Unrealized gains/(losses) on securities	0	10		10	0	2		12
Actuarial gains/(losses)	6	5		11	0	31		42
Net prior service credit/(cost)	0	(1)		(1)	0	(21)		(22)
Other comprehensive income/(loss), net of tax	90	2		92	6	11		109
Comprehensive income/(loss)	483	(1,225)		(742)	(694)	883		(553)
Comprehensive income attributable to noncontrolling interests	29	4		33	0	8		41
Comprehensive income/(loss) attributable to shareholders	454	(1,229)		(775)	(694)	875		(594)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,728	4,355		6,083	13		124		6,220
Interest expense	(1,078)	(2,484)		(3,562)	(11)		(7)		(3,580)
Net interest income	650	1,871		2,521	2		117		2,640
Commissions and fees	1,043	2,448		3,491	1		46		3,538
Trading revenues	(450)	806		356	0		1		357
Other revenues	290	129		419	1,039	[2]	(1,041)		417
Net revenues	1,533	5,254		6,787	1,042		(877)		6,952
Provision for credit losses	2	33		35	0		16		51
Compensation and benefits	863	1,975		2,838	18		70		2,926
General and administrative expenses	515	1,381		1,896	(34)		11		1,873
Commission expenses	57	397		454	0		3		457
Total other operating expenses	572	1,778		2,350	(34)		14		2,330
Total operating expenses	1,435	3,753		5,188	(16)		84		5,256
Income/(loss) from continuing operations before taxes	96	1,468		1,564	1,058		(977)		1,645
Income tax expense/(benefit)	(15)	467		452	13		7		472
Income/(loss) from continuing operations	111	1,001		1,112	1,045		(984)		1,173
Income/(loss) from discontinued operations, net of tax	(4)	(5)		(9)	0		0		(9)
Net income/(loss)	107	996		1,103	1,045		(984)		1,164
Net income/(loss) attributable to noncontrolling interests	98	222		320	0		(201)		119
Net income/(loss) attributable to shareholders	9	774		783	1,045		(783)		1,045
of which from continuing operations	13	779		792	1,045		(783)		1,054
of which from discontinued operations	(4)	(5)		(9)	0		0		(9)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income (continued)
in 2Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	107	996		1,103	1,045	(984)		1,164
Gains/(losses) on cash flow hedges	0	(21)		(21)	6	0		(15)
Foreign currency translation	(15)	(151)		(166)	0	0		(166)
Unrealized gains/(losses) on securities	0	(6)		(6)	0	(8)		(14)
Actuarial gains/(losses)	10	4		14	0	67		81
Net prior service credit/(cost)	0	0		0	0	(31)		(31)
Other comprehensive income/(loss), net of tax	(5)	(174)		(179)	6	28		(145)
Comprehensive income/(loss)	102	822		924	1,051	(956)		1,019
Comprehensive income/(loss) attributable to noncontrolling interests	94	201		295	0	(185)		110
Comprehensive income/(loss) attributable to shareholders	8	621		629	1,051	(771)		909
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	2,947	6,933		9,880	78		177		10,135
Interest expense	(1,773)	(3,528)		(5,301)	(109)		39		(5,371)
Net interest income	1,174	3,405		4,579	(31)		216		4,764
Commissions and fees	2,115	4,408		6,523	2		59		6,584
Trading revenues	729	22		751	36		48		835
Other revenues	956	222		1,178	134	[2]	(203)		1,109
Net revenues	4,974	8,057		13,031	141		120		13,292
Provision for credit losses	0	23		23	0		29		52
Compensation and benefits	1,849	4,148		5,997	34		(65)		5,966
General and administrative expenses	971	4,191		5,162	(52)		21		5,131
Commission expenses	117	623		740	0		6		746
Total other operating expenses	1,088	4,814		5,902	(52)		27		5,877
Total operating expenses	2,937	8,962		11,899	(18)		(38)		11,843
Income/(loss) from continuing operations before taxes	2,037	(928)		1,109	159		129		1,397
Income tax expense	688	114		802	0		48		850
Income/(loss) from continuing operations	1,349	(1,042)		307	159		81		547
Income from discontinued operations, net of tax	0	6		6	0		0		6
Net income/(loss)	1,349	(1,036)		313	159		81		553
Net income/(loss) attributable to noncontrolling interests	373	(189)		184	0		210		394
Net income/(loss) attributable to shareholders	976	(847)		129	159		(129)		159
of which from continuing operations	976	(853)		123	159		(129)		153
of which from discontinued operations	0	6		6	0		0		6
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income (continued)
in 6M14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	1,349	(1,036)		313	159	81		553
Gains/(losses) on cash flow hedges	0	15		15	13	1		29
Foreign currency translation	(81)	(130)		(211)	1	2		(208)
Unrealized gains/(losses) on securities	0	15		15	0	5		20
Actuarial gains/(losses)	8	11		19	0	58		77
Net prior service credit/(cost)	0	(1)		(1)	0	(41)		(42)
Other comprehensive income/(loss), net of tax	(73)	(90)		(163)	14	25		(124)
Comprehensive income/(loss)	1,276	(1,126)		150	173	106		429
Comprehensive income/(loss) attributable to noncontrolling interests	352	(192)		160	0	212		372
Comprehensive income/(loss) attributable to shareholders	924	(934)		(10)	173	(106)		57
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	3,472	7,299		10,771	27		244		11,042
Interest expense	(2,061)	(4,434)		(6,495)	(23)		(78)		(6,596)
Net interest income	1,411	2,865		4,276	4		166		4,446
Commissions and fees	1,960	4,727		6,687	3		96		6,786
Trading revenues	(441)	2,605		2,164	0		8		2,172
Other revenues	508	152		660	2,314	[2]	(2,337)		637
Net revenues	3,438	10,349		13,787	2,321		(2,067)		14,041
Provision for credit losses	2	35		37	0		36		73
Compensation and benefits	1,774	4,069		5,843	32		42		5,917
General and administrative expenses	1,038	2,606		3,644	(74)		35		3,605
Commission expenses	119	802		921	–		6		927
Total other operating expenses	1,157	3,408		4,565	(74)		41		4,532
Total operating expenses	2,931	7,477		10,408	(42)		83		10,449
Income/(loss) from continuing operations before taxes	505	2,837		3,342	2,363		(2,186)		3,519
Income tax expense	80	845		925	15		31		971
Income/(loss) from continuing operations	425	1,992		2,417	2,348		(2,217)		2,548
Income/(loss) from discontinued operations, net of tax	6	(9)		(3)	0		0		(3)
Net income/(loss)	431	1,983		2,414	2,348		(2,217)		2,545
Net income/(loss) attributable to noncontrolling interests	167	368		535	0		(338)		197
Net income/(loss) attributable to shareholders	264	1,615		1,879	2,348		(1,879)		2,348
of which from continuing operations	258	1,624		1,882	2,348		(1,879)		2,351
of which from discontinued operations	6	(9)		(3)	0		0		(3)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income (continued)
in 6M13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	431	1,983		2,414	2,348	(2,217)		2,545
Gains/(losses) on cash flow hedges	0	(17)		(17)	4	0		(13)
Foreign currency translation	745	23		768	0	(7)		761
Unrealized gains/(losses) on securities	1	(11)		(10)	0	(11)		(21)
Actuarial gains/(losses)	20	8		28	0	123		151
Net prior service credit/(cost)	0	0		0	0	(58)		(58)
Other comprehensive income/(loss), net of tax	766	3		769	4	47		820
Comprehensive income/(loss)	1,197	1,986		3,183	2,352	(2,170)		3,365
Comprehensive income/(loss) attributable to noncontrolling interests	285	480		765	0	(450)		315
Comprehensive income/(loss) attributable to shareholders	912	1,506		2,418	2,352	(1,720)		3,050
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,819	61,064		65,883	1,065	(479)		66,469
Interest-bearing deposits with banks	7,732	(3,824)		3,908	0	(2,159)		1,749
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	144,167	21,574		165,741	0	3		165,744
Securities received as collateral	21,814	(203)		21,611	0	0		21,611
Trading assets	72,652	162,984		235,636	0	(209)		235,427
Investment securities	3	2,025		2,028	3,818	(2,523)		3,323
Other investments	3,012	4,553		7,565	43,145	(43,001)		7,709
Net loans	11,460	226,575		238,035	709	15,788		254,532
Premises and equipment	812	3,802		4,614	0	197		4,811
Goodwill	656	6,449		7,105	0	878		7,983
Other intangible assets	102	143		245	0	0		245
Brokerage receivables	30,808	25,500		56,308	0	1		56,309
Other assets	19,687	43,311		62,998	266	1,425		64,689
Assets of discontinued operations held-for-sale	0	979		979	0	0		979
Total assets	317,724	554,932		872,656	49,003	(30,079)		891,580
Liabilities and equity (CHF million)
Due to banks	1,029	25,875		26,904	2,807	(3,010)		26,701
Customer deposits	1	334,943		334,944	0	11,352		346,296
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	105,753	(17,687)		88,066	0	0		88,066
Obligation to return securities received as collateral	21,814	(203)		21,611	0	0		21,611
Trading liabilities	16,680	58,445		75,125	0	4		75,129
Short-term borrowings	51,997	(22,571)		29,426	0	0		29,426
Long-term debt	32,639	105,668		138,307	5,112	408		143,827
Brokerage payables	55,583	13,259		68,842	0	0		68,842
Other liabilities	11,843	36,637		48,480	140	293		48,913
Liabilities of discontinued operations held-for-sale	0	742		742	0	0		742
Total liabilities	297,339	535,108		832,447	8,059	9,047		849,553
Total shareholders' equity	19,191	20,008		39,199	40,944	(39,199)		40,944
Noncontrolling interests	1,194	(184)		1,010	0	73		1,083
Total equity	20,385	19,824		40,209	40,944	(39,126)		42,027

Total liabilities and equity	317,724	554,932		872,656	49,003	(30,079)		891,580
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,787	63,290		68,077	795	(180)		68,692
Interest-bearing deposits with banks	81	3,304		3,385	0	(1,870)		1,515
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	127,153	32,860		160,013	0	9		160,022
Securities received as collateral	23,479	(679)		22,800	0	0		22,800
Trading assets	73,580	156,156		229,736	0	(323)		229,413
Investment securities	2	1,625		1,627	1,481	(121)		2,987
Other investments	5,116	5,091		10,207	42,570	(42,448)		10,329
Net loans	19,955	211,202		231,157	3,185	12,712		247,054
Premises and equipment	891	4,004		4,895	0	196		5,091
Goodwill	658	6,463		7,121	0	878		7,999
Other intangible assets	78	132		210	0	0		210
Brokerage receivables	25,667	26,377		52,044	0	1		52,045
Other assets	18,104	43,452		61,556	243	1,266		63,065
Assets of discontinued operations held-for-sale	11	1,573		1,584	0	0		1,584
Total assets	299,562	554,850		854,412	48,274	(29,880)		872,806
Liabilities and equity (CHF million)
Due to banks	251	22,896		23,147	3,242	(3,281)		23,108
Customer deposits	1	321,850		321,851	0	11,238		333,089
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	98,600	(4,568)		94,032	0	0		94,032
Obligation to return securities received as collateral	23,479	(679)		22,800	0	0		22,800
Trading liabilities	14,304	62,508		76,812	0	(177)		76,635
Short-term borrowings	42,842	(22,649)		20,193	0	0		20,193
Long-term debt	31,300	95,341		126,641	2,784	617		130,042
Brokerage payables	55,749	17,405		73,154	0	0		73,154
Other liabilities	11,284	39,795		51,079	84	284		51,447
Liabilities of discontinued operations held-for-sale	19	1,121		1,140	0	0		1,140
Total liabilities	277,829	533,020		810,849	6,110	8,681		825,640
Total shareholders' equity	18,583	21,409		39,992	42,164	(39,992)		42,164
Noncontrolling interests	3,150	421		3,571	0	1,431		5,002
Total equity	21,733	21,830		43,563	42,164	(38,561)		47,166

Total liabilities and equity	299,562	554,850		854,412	48,274	(29,880)		872,806
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 6M14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	(1,908)	(15,916)		(17,824)	250	[2]	(44)		(17,618)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(7,688)	7,156		(532)	0		289		(243)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(17,533)	11,771		(5,762)	0		6		(5,756)
Purchase of investment securities	0	(459)		(459)	(2,217)		2,217		(459)
Proceeds from sale of investment securities	0	48		48	0		0		48
Maturities of investment securities	0	10		10	0		82		92
Investments in subsidiaries and other investments	(300)	(151)		(451)	(1,352)		1,320		(483)
Proceeds from sale of other investments	780	43		823	3		24		850
(Increase)/decrease in loans	8,466	(16,894)		(8,428)	2,476		(3,105)		(9,057)
Proceeds from sales of loans	0	943		943	0		0		943
Capital expenditures for premises and equipment and other intangible assets	(122)	(285)		(407)	0		(4)		(411)
Proceeds from sale of premises and equipment and other intangible assets	0	0		0	0		0		0
Other, net	7	142		149	0		1		150
Net cash provided by/(used in) investing activities of continuing operations	(16,390)	2,324		(14,066)	(1,090)		830		(14,326)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	783	15,914		16,697	(433)		380		16,644
Increase/(decrease) in short-term borrowings	9,346	(251)		9,095	0		0		9,095
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	7,526	(13,185)		(5,659)	0		0		(5,659)
Issuances of long-term debt	2,896	29,134		32,030	2,217		(2,224)		32,023
Repayments of long-term debt	(1,440)	(20,246)		(21,686)	0		2,070		(19,616)
Issuances of common shares	0	0		0	297		0		297
Sale of treasury shares	0	0		0	0		4,033		4,033
Repurchase of treasury shares	0	0		0	(705)		(4,087)		(4,792)
Dividends paid	0	(59)		(59)	(1,125)		(43)		(1,227)
Excess tax benefits related to share-based compensation	0	0		0	0		0		0
Other, net	(756)	(355)		(1,111)	861		(1,218)		(1,468)
Net cash provided by/(used in) financing activities of continuing operations	18,355	10,952		29,307	1,112		(1,089)		29,330
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(17)	589		572	(2)		4		574
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(8)	(175)		(183)	0		0		(183)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	32	(2,226)		(2,194)	270		(299)		(2,223)

Cash and due from banks at beginning of period	4,787	63,290		68,077	795		(180)		68,692
Cash and due from banks at end of period	4,819	61,064		65,883	1,065		(479)		66,469
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 150 million and CHF 113 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 6M13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	2,033	12,484		14,517	146	[2]	(109)		14,554
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(2)	1,561		1,559	0		(1,030)		529
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	7,299	6,708		14,007	0		0		14,007
Purchase of investment securities	0	(212)		(212)	0		0		(212)
Proceeds from sale of investment securities	0	36		36	0		0		36
Maturities of investment securities	0	39		39	0		53		92
Investments in subsidiaries and other investments	224	(863)		(639)	0		(262)		(901)
Proceeds from sale of other investments	910	438		1,348	32		237		1,617
(Increase)/decrease in loans	1,739	(3,567)		(1,828)	281		(2,105)		(3,652)
Proceeds from sales of loans	0	484		484	0		0		484
Capital expenditures for premises and equipment and other intangible assets	(119)	(317)		(436)	0		(4)		(440)
Proceeds from sale of premises and equipment and other intangible assets	0	8		8	0		0		8
Other, net	(61)	59		(2)	0		0		(2)
Net cash provided by/(used in) investing activities of continuing operations	9,990	4,374		14,364	313		(3,111)		11,566
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	76	15,195		15,271	(1,314)		2,086		16,043
Increase/(decrease) in short-term borrowings	12,717	(6,821)		5,896	0		0		5,896
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(23,215)	(14,149)		(37,364)	0		0		(37,364)
Issuances of long-term debt	679	16,338		17,017	0		242		17,259
Repayments of long-term debt	(1,974)	(31,113)		(33,087)	0		(535)		(33,622)
Issuances of common shares	0	0		0	928		0		928
Sale of treasury shares	0	0		0	38		5,090		5,128
Repurchase of treasury shares	0	0		0	(192)		(5,287)		(5,479)
Dividends paid	0	(147)		(147)	(154)		(105)		(406)
Excess tax benefits related to share-based compensation	0	0		0	0		0		0
Other, net	323	(1,417)		(1,094)	221		409		(464)
Net cash provided by/(used in) financing activities of continuing operations	(11,394)	(22,114)		(33,508)	(473)		1,900		(32,081)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	167	961		1,128	(2)		4		1,130
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(7)	(341)		(348)	0		0		(348)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	789	(4,636)		(3,847)	(16)		(1,316)		(5,179)

Cash and due from banks at beginning of period	4,523	56,853		61,376	19		368		61,763
Cash and due from banks at end of period	5,312	52,217		57,529	3		(948)		56,584
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 161 million and CHF 21 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

List of abbreviations

A
ABS	Asset-backed securities
ADS	American Depositary Share
AGM	Annual General Meeting
AMA	Advanced measurement approach
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
BoE	Bank of England
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swaps
CET1	Common equity tier 1
CFIG	Customized Fund Investment Group
CFTC	Commodity Futures Trading Commission
CIFG	CIFG Assurance North America, Inc.
CMBS	Commercial mortgage-backed securities
COF	Capital Opportunity Facility
CP	Commercial paper
CPR	Constant prepayment rate
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
D
DFS	New York State Department of Financial Services
DOJ	US Department of Justice
DVA	Debit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
ETF	Exchange-traded funds
EU	European Union
F
FASB	Financial Accounting Standards Board
FATCA	Foreign Account Tax Compliance Act
Fed	US Federal Reserve
FFSA	Federal Financial Services Act
FHFA	Federal Housing Finance Agency
FinIA	Financial Institutions Act
FINMA	Swiss Financial Market Supervisory Authority FINMA
FMIA	Financial Market Infrastructure Act
FSB	Financial Stability Board
G
G-7	Group of seven leading industry nations
GDP	Gross Domestic Product
GSE	Government-sponsored enterprise
G-SIB	Global Systemically Important Bank

I
IPO	Initial public offering
IRC	Incremental risk charge
IRS	US Internal Revenue Service
ISDA	International Swaps and Derivatives Association
ISU	Incentive Share Unit
K
KPI	Key performance indicator
L
LCR	Liquidity coverage ratio
M
MACCS	Mandatory and contingent convertible securities
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OECD	Organization for Economic Co-operation and Development
OTC	Over-the-counter
P
PAF2	2011 Partner Asset Facility
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCNY	Supreme Court for the State of New York, New York County
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SISU	Scaled Incentive Share Unit
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single premium immediate annuity
T
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation and Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information

Share data
	in / end of
	6M14	2013		2012		2011
Share price (common shares, CHF)
Average	27.64	26.74		21.23		31.43
Minimum	25.28	22.90		16.01		19.65
Maximum	30.08	30.29		27.20		44.99
End of period	25.36	27.27		22.26		22.07
Share price (American Depositary Shares, USD)
Average	30.96	28.85		22.70		35.36
Minimum	28.29	24.56		16.20		21.20
Maximum	33.19	33.84		29.69		47.63
End of period	28.37	30.84		24.56		23.48
Market capitalization
Market capitalization (CHF million)	40,758	43,526		29,402		27,021
Market capitalization (USD million)	45,595	49,224		32,440		28,747
Dividend per share (CHF)
Dividend per share	–	0.70	[1]	0.75	[1,2]	0.75	[1,3]
1 Paid out of reserves from capital contributions.
2 The distribution was payable in cash of CHF 0.10 per share and in the form of new shares with an approximate value of CHF 0.65 per share.
3 The distribution was payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Telekurs	CSGN,380	CS,065
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.

Bond ratings
as of July 30, 2014	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	A2	A-	A
Outlook	Negative	Negative	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Negative	Negative	Stable

Financial calendar and contacts

Financial calendar
Third quarter 2014 results	Thursday, October 23, 2014
Fourth quarter / Full year 2014 results	Thursday, February 12, 2015
Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news
Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
Dept. HKG 1
P.O. Box
8070 Zurich
Switzerland

US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
United States
US and Canada phone	+1 800 937 5449
Phone from outside US and Canada	+1 718 921 8124
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 26 60
E-Mail	robert.rohner@credit-suisse.com

Foreign currency translation rates
	End of				Average in			Average in
	2Q14	1Q14	4Q13	2Q13	2Q14	1Q14	2Q13	6M14	6M13
1 USD / 1 CHF	0.89	0.88	0.89	0.95	0.89	0.89	0.95	0.89	0.93
1 EUR / 1 CHF	1.21	1.22	1.23	1.23	1.22	1.22	1.23	1.22	1.23
1 GBP / 1 CHF	1.52	1.47	1.47	1.44	1.49	1.48	1.45	1.49	1.44
100 JPY / 1 CHF	0.88	0.86	0.85	0.95	0.87	0.87	0.96	0.87	0.99

Cautionary statement regarding forward-looking information

This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors“ in I – Information on the company in our Annual Report 2013.

Our 2013 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile, is available on our website www.credit-suisse.com/investors.

Photography: Alberto Venzago

Production: Management Digital Data AG

Printer: Neidhart + Schön AG

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16

www.credit-suisse.com

5520134 English